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As filed with the Securities and Exchange Commission on February 17, 2005

Registration No. 333-121528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

FASTCLICK, INC.
(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	7319 (Primary Standard Industrial Classification Code Number)	77-0540202 (I.R.S. Employer Identification No.)

360 Olive Street
Santa Barbara, CA 93101
(805) 568-5334
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kurt A. Johnson
President and Chief Executive Officer
Fastclick, Inc.
360 Olive Street
Santa Barbara, CA 93101
(805) 568-5334
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
C. Thomas Hopkins, Esq. Linda Giunta Michaelson, Esq. Sheppard, Mullin, Richter & Hampton LLP 800 Anacapa Street Santa Barbara, CA 93101 (805) 568-1151	Fred J. Krupica Chief Financial Officer Fastclick, Inc. 360 Olive Street Santa Barbara, CA 93101 (805) 568-5334	William H. Hinman Jr., Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 17, 2005

              Shares

Fastclick, Inc.

Common Stock

        Prior to this offering, there has been no public market for our common stock. We are offering                            shares and the selling stockholders are offering                            shares. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. The initial public offering price of our common stock is expected to be between $              and $              per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "FSTC."

        The underwriters have an option to purchase a maximum of              additional shares from us and                            additional shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Fastclick	$	$
Proceeds, before expenses, to selling stockholders	$	$

        Delivery of the shares of common stock will be made on or about                         , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Citigroup
Thomas Weisel Partners LLC	Jefferies Broadview

The date of this prospectus is                         , 2005

the fastclick solution

revenue
Optimization Engine
website publishers
reporting tools
advertisers
campaign management tools
fastclick
response
reach
efficient pricing
internet users
outstanding customer service

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until                        , 2005 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        The following is a brief summary of selected contents of this prospectus. To understand this offering fully, you should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled "Risk Factors," before making an investment decision.

Fastclick, Inc.

        We are a provider of Internet advertising technologies and services. Advertisers pay us to place their Internet ads on third-party websites in our network and we share the revenue we receive from placing those ads with the website owners, or publishers, that provided the ad space. Our technologies and services, including our proprietary Optimization Engine, Internet ad placement bidding system, and reporting and campaign management tools, are designed to improve the effectiveness of Internet ad campaigns and provide advertisers with an increased return on their advertising expenditures. We believe our technologies and services also enhance the value of Internet ad space available on our network of more than 8,000 third-party websites.

        Utilizing advanced mathematical algorithms, our proprietary Optimization Engine is designed to continuously analyze Internet user responses to various advertising campaign elements. Our Optimization Engine then automatically delivers ads to the websites yielding the greatest number of Internet user responses that meet the advertiser's campaign objectives. Based on this analysis, our Optimization Engine continuously refines an advertiser's campaign to emphasize the elements of the campaign that meet the advertiser's campaign objectives, such as the use of specific creative content, and removes elements that do not achieve the advertiser's campaign objectives, such as ads that underperform on a specific website. Our ad placement bidding system prices ad space based on current supply and demand for ad space on our network. Advertisers bidding the highest price receive priority delivery of their ads, subject to certain rules which may be set by us, our advertisers or our publishers.

        Our network reached over 115 million unique Internet users in January 2005 according to comScore Media Metrix, giving our network one of the broadest reaches of any Internet advertising network. In determining the number of unique Internet users, comScore Media Metrix counts visitors only once in a given month regardless of the number of times they visit a website. We have built our network of over 8,000 third-party websites by offering publishers attractive pricing and revenue sharing arrangements, easy-to-use, web-based tools and quality service. Our network includes branded websites that offer large volumes of ad space as well as a substantial number of websites that reach Internet users with highly-targeted demographics and interests.

        We placed over 6.5 billion ads in December 2004. Our top ten advertisers accounted for 47.6% and 45.8% of our ad revenue for 2003 and 2004, respectively.

Industry Background

        The Internet continues to be a powerful and rapidly growing medium that enables advertisers to effectively target consumers. According to Forrester Research, the U.S. Internet advertising market, which is comprised primarily of display advertising and search engine marketing, was approximately $7 billion in 2003, which represented 3% of the total U.S. advertising market. Forrester Research projects U.S. Internet advertising to grow to $15.6 billion in 2008, representing a compound annual growth rate of 17.5% over that time period. We believe that this market growth is due to increased broadband access, growing consumer Internet usage and the benefits offered by Internet advertising relative to traditional media, including interactivity, rapid and measurable user feedback and the ability to more effectively target consumers. We believe that another factor driving Internet advertising growth is the increase in performance-based advertising, which requires that an advertiser pay for an ad only when an Internet user performs a specific act in response to that ad, such as clicking through to another website, registering on a website, requesting information or purchasing an item. Our performance-based Internet advertising technologies and services allow advertisers to pay for an ad only when that ad produces the user response specified by the advertiser. We cannot provide any assurance that we will benefit from the projected growth in Internet advertising.

Our Strategy

        Our goal is to be a leading provider of performance-based Internet advertising technologies and services. To achieve this goal, we plan to:

  •
  enhance our existing technologies and services to provide our advertisers with increased return on their advertising expenditures and enhance the value of Internet ad space available on our network of third-party websites;

  •
  introduce new technologies and services, such as our search engine advertising technology which is designed to help advertisers manage their advertising campaigns across multiple Internet search engines;

  •
  expand our network of third-party websites to enable our advertisers to reach a larger and broader demographic base of Internet users;

  •
  grow our advertiser base, increase our sales efforts to indirect channels, such as advertising agencies, and garner a larger share of advertisers' marketing budgets; and

  •
  pursue acquisition candidates to grow our advertiser base and network of third-party websites, and access technology and talent.

Company Information

        We were incorporated in California in March 2000 and plan to reincorporate in Delaware prior to the effective date of the registration statement of which this prospectus is a part. Our principal executive offices are located at 360 Olive Street, Santa Barbara, California 93101 and our telephone number is (805) 568-5334. Our website is www.fastclick.com. Information contained on our website, or that can be accessed through our website, does not constitute a part of this prospectus.

        The "Fastclick" family of related marks, images and symbols are our properties, trademarks and service marks. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by:
Fastclick	shares
The selling stockholders	shares
Total	shares
Common stock outstanding after this offering	shares
Use of proceeds	We intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, expansion of our operations, investment in new product development and strategic initiatives. We may also use a portion of the net proceeds to pursue acquisition candidates to grow our advertising and publishing base and access technology and talent. We currently have no specific acquisition plans. We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Use of Proceeds."
Risk factors	An investment in our common stock involves a high degree of risk. See "Risk Factors" and other information included in this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed Nasdaq National Market symbol	"FSTC"

        The number of shares of common stock described above as outstanding immediately after this offering is based on            shares of common stock outstanding as of December 31, 2004, and excludes:

  •
  476,073 shares of common stock issuable on the exercise of options outstanding as of December 31, 2004, at a weighted average exercise price of $11.23 per share; and

  •
  187,149 shares of common stock reserved for future issuance under our 2004 Stock Plan.

        As of December 31, 2004, no shares remained available for issuance under our 2000 Stock Plan and 187,149 shares remained available for future issuance under our 2004 Stock Plan. Upon the completion of this offering, we do not intend to grant any more options under our 2004 Stock Plan.

        Unless otherwise stated, all information in this prospectus assumes:

  •
  an initial public offering price of $    per share, the midpoint of the filing range set forth on the cover of this prospectus;

  •
  the automatic conversion of all outstanding shares of our Series A Preferred Stock on a one-for-one basis into 2,131,285 shares of common stock upon completion of this offering;

  •
  no exercise of the over-allotment option granted to the underwriters;

  •
  our reincorporation in Delaware prior to the effective date of the registration statement of which this prospectus is a part;

  •
  the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

  •
  a    -    stock split of our common stock to be effected prior to the completion of this offering.

Summary Financial Data

        The following tables present our summary financial information. You should read this information together with our financial statements and related notes and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The summary financial data below for the years ended December 31, 2002, 2003 and 2004 is derived from our audited financial statements included elsewhere in this prospectus and the summary financial data below for the year ended December 31, 2001 is derived from our audited financial statements not included in this prospectus. The unaudited pro forma statements of income data presents our pro forma provision for income taxes and pro forma net income as if we had been a C corporation for all periods presented. The historical results are not necessarily indicative of the results to be expected for any future periods.

	Year Ended December 31,
	2001	2002	2003	2004
	(in thousands, except share data)
Statements of Income Data:
Revenue	$4,480	$17,664	$28,663	$58,015
Cost of revenue	3,114	11,766	19,246	38,055

Gross profit	1,366	5,898	9,417	19,960
Operating costs(1):
Sales and marketing	229	995	2,160	6,810
Technology	221	345	402	2,287
General and administrative	193	422	1,045	2,787
Stock-based compensation(2)	—	—	—	644

Total operating costs	643	1,762	3,607	12,528

Operating income	723	4,136	5,810	7,432
Interest and dividend income	8	19	19	124
Interest expense	—	—	(5)	(8)
Loss on sale/disposal of equipment	(1)	—	(12)	(2)

Income before income taxes	730	4,155	5,812	7,546
Provision for income taxes(3)	207	97	55	2,412

Net income(4)	$523	$4,058	$5,757	$5,134

Unaudited Pro Forma Statements of Income Data(5):
Income before income taxes		$4,155	$5,812	$7,546
Pro forma provision for income taxes		1,581	2,167	2,786

Pro forma net income		$2,574	$3,645	$4,760

(footnotes on following page)

        The following table presents a summary of our balance sheet data as of December 31, 2004:

  •
  on an actual basis;

  •
  on an unaudited pro forma basis to give effect to the automatic conversion of all of our outstanding shares of Series A Preferred Stock on a one-for-one basis into 2,131,285 shares of common stock upon completion of this offering; and

  •
  on an unaudited pro forma as adjusted basis to reflect the sale of            shares of common stock by us in this offering at the estimated initial public offering price of $            per share, the midpoint of the price range set forth on the front of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$12,397	$12,397
Short-term investments	7,954	7,954
Working capital	20,072	20,072
Total assets	33,883	33,883
Long-term obligations (including current portion)	121	121
Redeemable convertible preferred stock	73,416	—
Retained earnings	3,312	3,312
Total stockholders' equity (deficit)	$(49,928)	$23,488

(1)
Operating costs for 2004 include the one-time compensation charge of $952,000 paid to employees in conjunction with the termination of the Ownership Equivalency Plan. See Note 12 of the notes to our financial statements included elsewhere in this prospectus.

(2)
See Note 1 and Note 11 of the notes to our financial statements included elsewhere in this prospectus for an explanation of our stock-based compensation.

(3)
From our inception in 2000 to December 31, 2001, we operated as a C corporation. For all of 2002 and 2003 and the period from January 1, 2004 through September 27, 2004 we were a subchapter S corporation. On September 27, 2004 our subchapter S corporation status was revoked in connection with the issuance of our Series A Preferred Stock and we now operate as a C corporation. The provision for income taxes for the year ended December 31, 2004 includes the recognition of taxes of $1,061 under Section 481(a) of the Internal Revenue Code as a result of the revocation of our subchapter S corporation status. See Note 1 of the notes and Note 4 of the notes to our financial statements included elsewhere in this prospectus.

(4)
As a result of our subchapter S corporation status for tax purposes for all of 2002 and 2003 and for the period from January 1, 2004 through September 27, 2004 and our status as a closely held corporation from inception through December 31, 2001, earnings per share information has not been presented.

(5)
Presents pro forma provision for income taxes and pro forma net income as if we operated as a C corporation in all periods presented, except for the year ended December 31, 2001 in which we were a C corporation. See Note 1 and Note 4 of the notes to our financial statements included elsewhere in this prospectus for an explanation of the unaudited pro forma statement of income data.

RISK FACTORS

        An investment in our common stock involves significant risks. You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock.

Risks Related to Our Business and Industry

        We have a limited operating history, operate in an immature industry and have a relatively new business model, all of which may make it difficult for you to evaluate our business and prospects.

        We were incorporated in California in March 2000 and began offering Internet advertising technologies and services in September 2000. Accordingly, we have a limited operating history, and as a result, we have limited financial data that you can use to evaluate our business and prospects. In addition, we derive nearly all of our revenue from Internet advertising, which is an immature industry that has undergone rapid and dramatic changes in its short history. Our business model is also evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Although we have experienced significant revenue growth in recent periods, we may not be able to sustain this growth. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in our stage of development. Some of these risks and uncertainties relate to our ability to do the following:

  •
  maintain our current relationships, and develop new relationships, with advertisers, advertising agencies, direct marketers, and website publishers;

  •
  continue to grow our revenue and meet anticipated growth targets;

  •
  manage our expanding operations and implement and improve our operational, financial and management controls;

  •
  adapt to industry consolidation;

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  continue to grow our website network;

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  successfully introduce new, and upgrade our existing technologies and services for Internet advertisers and website publishers;

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  respond to government regulations relating to the Internet and other aspects of our business;

  •
  respond effectively to competition; and

  •
  attract and retain qualified management and employees.

        If we are unable to address these risks, our business, results of operations and prospects could suffer.

        If we do not effectively manage our growth, our operating performance will suffer and we may lose advertisers and websites.

        We have experienced rapid growth in both our headcount and operations, and we may experience continued growth in our business, both through acquisitions and internal growth. This growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In particular, continued growth will make it more difficult for us to accomplish the following:

  •
  recruit, train and retain a sufficient number of highly skilled personnel;

  •
  maintain our customer service standards;

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  maintain the quality of websites on our network;

  •
  develop and improve our operational, financial and management controls and maintain adequate reporting systems and procedures;

  •
  successfully scale our software and technology to accommodate a larger business; and

  •
  maintain advertiser satisfaction.

        The improvements required to manage our growth will require us to make significant expenditures and allocate valuable management resources. For example, we are in the process of implementing a new accounting system. If we do not implement this new system successfully, it could adversely affect our ability to timely and accurately report our operations. If we fail to effectively manage our growth, our operating performance will suffer and we may lose advertisers and websites.

        If we are unable to retain our senior management or attract and retain qualified senior management in the future, we may not be able to implement our business strategy effectively and our revenue may decline.

        We depend on the continued contributions of our senior management and, in particular, Kurt A. Johnson, our president and chief executive officer, and Fred J. Krupica, our chief financial officer. We maintain a key person life insurance policy on only Mr. Johnson. Several members of our senior management have been with us for a short time. For example, Mr. Johnson has served as our chief executive officer since March 2004, Mr. Krupica has served as our chief financial officer since September 2004, James Aviani has served as our chief technology officer since March 2004 and Michael S. Hughes has served as our chief marketing officer since December 2004. It is possible that personality conflicts and differences in management styles may surface, which could slow our decision-making process, prevent us from making strategic decisions in a timely manner or cause us to lose members of our senior management team. In addition, the vesting of some of the stock options granted to two of our senior executives, Mr. Krupica and Mr. Aviani, accelerates upon the consummation of this offering. These individuals may be more likely to leave us if the shares underlying their options have significantly appreciated in value relative to the option exercise price.

        We also need to hire additional members of senior management to adequately manage our growing business. We may not be able to identify and attract additional qualified senior management. Competition for senior management in our industry is intense. Qualified individuals are in high demand, and we may incur significant costs to attract them. Volatility or lack of performance in our stock price may also affect our ability to attract and retain senior management. If we are unable to attract and retain qualified senior management, we may not be able to implement our business strategy effectively and our revenue may decline.

        We need to hire additional qualified personnel to grow and manage our business. If we are unable to attract and retain qualified personnel, we may not be able to grow our business or effectively compete in our industry.

        Our performance depends on the talents and efforts of our employees. Our future success will depend on our ability to attract, retain and motivate highly skilled personnel in all areas of our organization and, in particular, in our technology, finance, and sales and marketing teams. We plan to continue to grow our business and will need to hire additional personnel to support this growth. We have experienced difficulties in attracting and retaining qualified personnel in the past, particularly in the Santa Barbara, California area where our headquarters are located. If we experience similar difficulties in the future, our growth may be hindered. For example, we are in the process of leasing new facilities in Los Angeles, California in the first quarter of 2005. Qualified individuals are in high demand, and we may incur significant costs to attract them. Many of our employees have also become, or will soon become, substantially vested in their stock option grants. Employees may be more likely to leave us if the shares underlying their options have significantly appreciated in value relative to the option exercise price. If we are unable to attract and retain the personnel we need to succeed, we may not be able to grow our business or effectively compete in our industry.

        Our operating results have fluctuated in the past and may do so in the future, which could make our results of operations difficult to predict or cause them to fall short of expectations.

        Our prior operating results have fluctuated due to changes in our business and the Internet advertising industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control and could cause our results to be below investors' expectations, causing the price of our common stock to fall. Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. Factors that may increase the volatility of our operating results include the following:

  •
  the addition of new advertisers or websites or the loss of existing advertisers or websites;

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  changes in demand and pricing for our advertising services;

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  the timing and amount of sales and marketing expenses incurred to attract new advertisers, advertising agencies, and websites;

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  changes in the economic prospects of advertisers or the economy generally, which could alter current or prospective advertisers' spending priorities, or could increase the time it takes us to close sales with advertisers;

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  new product launches by advertisers;

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  changes in our pricing policies, the pricing policies of our competitors or the pricing of Internet advertising generally;

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  overall Internet usage, which generally declines during the summer months;

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  timing differences at the end of each quarter between our payments to website publishers for advertising space and our collection of advertising revenue related to that space;

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  introduction of new ad formats and shifts in ad format mix;

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  costs related to acquisitions of businesses or technologies; and

  •
  Internet advertising is a relatively new medium and advertisers have not settled into consistent spending patterns.

        In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Our rapid growth has historically masked the cyclicality and seasonality of our business. As our rate of growth slows, we expect that the cyclicality and seasonality in our business may become more pronounced and may in the future cause our operating results to fluctuate.

        If we fail to compete effectively against other Internet advertising companies, we could lose advertisers or advertising space and our revenue may decline.

        The market for Internet advertising technologies and services is intensely competitive. We expect this competition to continue to increase because there are no significant barriers to entry. We compete both for advertisers and for the high quality advertising space that is available through websites. We compete for advertisers on the basis of a number of factors, including price, return on advertising expenditures, volume of available advertising space and customer service.

        Our primary current and potential competitors include:

  •
  Internet advertising networks such as Advertising.com (acquired by AOL), ValueClick, Tribal Fusion and Burst Media;

  •
  Internet advertising technology providers, including search engine optimization companies; and

  •
  other performance-based Internet marketers, including affiliate networks.

        We also compete with large Internet companies and traditional media for a share of advertisers' overall marketing budgets, including:

  •
  website publishers with their own sales forces that sell their advertising space directly to advertisers;

  •
  major Internet portals and search engine companies with advertising networks such as Google and Yahoo!; and

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  direct marketing, television, radio, cable and print companies.

        Competition for ads among websites, search engines, Internet service providers, or ISPs, as well as competition with traditional media companies, could result in significant price pressure, declining margins, reductions in advertising revenue and loss of our market share. In addition, as we continue to expand the scope of our services, we may compete with a greater number of websites, advertisers and traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas. Large websites with brand recognition, such as Yahoo!, AOL, Google and MSN, have direct sales personnel and substantial proprietary advertising space that provides a significant competitive advantage compared to our network of websites and have significant impact on pricing for Internet advertising. Many of our current and potential competitors also enjoy other competitive advantages over us, such as longer operating histories, larger advertiser bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical and marketing resources. As a result, we may not be able to compete successfully. If we fail to deliver advertising results that are superior to those that advertisers or websites could achieve directly or through the use of our competitors, we could lose advertisers or advertising space and revenue may decline.

        We depend on websites for advertising space, and any decline in the supply of advertising space available through our network could cause our revenue to decline or the cost to acquire advertising space to increase.

        We generate a significant portion of our revenue from the advertising space provided by a limited number of websites. Expenses for our top ten website publishers accounted for 22.6% and 21.6% of our publisher expenses for 2003 and 2004, respectively. In most instances, website publishers can change the amount of advertising space they make available to us at any time and therefore impact our revenue. In addition, website publishers may place significant restrictions on our use of their advertising space. These restrictions may prohibit ads from specific advertisers or specific industries, or restrict the use of certain creative content or format. If a website publisher decides not to make advertising space available to us, or decides to demand a higher revenue share or places significant restrictions on the use of such advertising space, we may not be able to replace the space with advertising space from other websites that satisfy our requirements in a timely and cost-effective manner. In addition, the number of competing Internet advertising networks that acquire space from websites continues to increase. We cannot assure you that we will be able to acquire advertising space that meets our advertisers' performance, price and quality requirements. If any of these things occur, our revenue could decline or our cost of acquiring advertising space may increase.

        If we offer new technologies and services that compete with products or services offered by our advertisers or website publishers, we could lose advertisers or advertising space and our revenue could decrease.

        We intend to expand the scope of our services and develop new technologies and services. As we do so, we will compete with a greater number of advertisers, website publishers and other media companies across an increasing range of markets, which may include advertisers or publishers to whom we currently provide technologies and services. For example, we are currently developing a search engine advertising technology, which is designed to manage search engine advertising, including bids for key words. We are also developing an Internet user targeting technology, which is designed to gather, store and distribute to advertisers targeted Internet user contact and other information. Some of our publishers and advertisers already offer, or in the future may offer, similar or competing technologies and services. We depend, and expect to continue to depend, on our relationships with our advertisers and publishers. If we develop new technologies and services that compete with our current advertisers or publishers, they may materially reduce or cease their use of our advertising technologies and services and our revenue could decrease.

        A substantial portion of our revenue is generated from a limited number of advertisers, and if we lose a major advertiser our revenue could decrease.

        A substantial portion of our revenue is generated from a limited number of advertisers and advertising agencies. Our advertisers can generally terminate their contracts with us at any time, with no penalty upon one business day prior notice. Our top ten advertisers accounted for 47.6% and 45.8% of our advertising revenue for 2003 and 2004, respectively. We expect that a limited number of advertisers may continue to account for a significant percentage of our revenue and the loss of, or material reduction in, their advertising purchases could decrease our revenue and harm our business.

        Because our advertiser contracts generally can be cancelled by the advertiser with no penalty upon one business day prior notice, the cancellation of one or more contracts could result in an immediate decline in our revenue.

        We derive substantially all of our revenue from Internet advertising campaigns under short-term contracts, most of which are cancelable with one business day prior notice. In addition, these contracts do not contain penalty provisions for cancellation before the end of the contract term. The non-renewal, renegotiation, cancellation or deferral of large contracts, or a number of contracts that in the aggregate account for a significant amount of revenue, is difficult to anticipate and could result in an immediate decline in our revenue.

        We may pursue the acquisition of other businesses in order to grow our advertiser and website base and access technology and talent, which may not achieve the desired results or could result in operating difficulties, dilution and other harmful consequences.

        A component of our strategy is to acquire other businesses in order to grow our advertiser and website base and access technology and talent. However, suitable acquisition candidates may not be available on terms and conditions we find acceptable. In pursuing acquisitions, we will compete with other companies, many of which have greater financial and other resources than we do. Further, if we do succeed in consummating acquisitions, these acquisitions could be material to our business, operating results and financial condition. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities with rights, preferences or privileges greater than our common stock, incur debt or assume contingent liabilities, any of which could harm our results of operations and financial position. In addition, the anticipated benefits of our acquisitions may not materialize and the acquired business may not achieve anticipated revenue, earnings or cashflows. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

  •
  diversion of management's attention and resources from other business concerns;

  •
  difficulties and expenditures associated with integrating the operations and employees from the acquired company into our organization, and integrating each company's accounting, management information, human resources and other administrative systems to permit effective management;

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  inability to maintain the key business relationships and the reputations of the acquired businesses;

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  ineffectiveness or incompatibility of acquired technologies or services with our existing technologies and systems;

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  potential loss of key employees of acquired businesses;

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  integrating new business lines with which we may have little or no experience or which may compete with our advertisers or publishers

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  responsibility for liabilities of acquired businesses;

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  unavailability of favorable financing for future acquisitions;

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  inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management's required assessment of the effectiveness of our internal control structure and procedures for financial reporting; and

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  increased fixed costs.

        We also may pursue the acquisition of businesses outside the United States. Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

        Interruption or failure of our information technology and communications systems could impair our ability to effectively deliver our technologies and services, which could cause us to lose advertisers or advertising space and harm our operating results.

        Our delivery of technologies and services depends on the continuing operation of our technology infrastructure and systems. Any damage to or failure of our systems could result in interruptions in our ability to deliver ads quickly and accurately and to process users' responses to ads. Interruptions in our service could reduce our revenue and profits, and our reputation could be damaged if people believe our system is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses or other attempts to harm our systems, and similar events. We have critical systems in our Santa Barbara, California headquarters and lease server space in San Jose, California and Ashburn, Virginia. Our California facilities are located in areas with a high risk of major earthquakes. Our facilities are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our facilities could result in lengthy interruptions in our service.

        We have experienced limited system failures in the past and may in the future. For example, we failed to deliver ads to our websites for an aggregate of approximately two hours during the year ended December 31, 2004. Any unscheduled interruption in our service puts a burden on our entire organization and results in an immediate loss of revenue. If we experience frequent or persistent system failures, the attractiveness of our technologies and services to advertisers and website publishers could be permanently harmed. Our insurance policies may not adequately compensate us for any losses that occur due to failure in our systems. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled interruptions.

        Any constraints on the capacity of our technology infrastructure could delay the effectiveness of our operations or result in system failures, which could result in the loss of advertisers and a decline in our revenue.

        Our future success depends in part on the efficient performance of our software and technology infrastructure. As the numbers of websites and Internet users increase, our technology infrastructure may not be able to meet the increased demand. A sudden and unexpected increase in the volume of ads delivered by us or in user responses could strain the capacity of our technology infrastructure. Any capacity constraints we experience could lead to slower response times or system failures and adversely affect the availability of ads, the number of ads delivered and the level of user responses received, which could result in the loss of advertisers and a decline in our revenue.

        Our Internet advertising technologies and services incorporate multiple proprietary technologies and our intellectual property rights are key to the success of our business. If we do not adequately protect our intellectual property rights, our competitive position may suffer.

        We rely on a combination of patent, copyright, trademark and trade secret laws of the United States and other countries, and confidentiality procedures to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. The use of our intellectual property rights by others could reduce any competitive advantage we have developed and cause us to lose advertisers or websites or otherwise harm our business. We have from time to time become aware of third parties who we believe may have infringed on our intellectual property rights. The steps we currently take to monitor the unauthorized use of our proprietary technology are difficult and costly, and we cannot be certain that the steps we have taken and continue to take will prevent unauthorized distribution and use of our proprietary technology, particularly in foreign countries, where the laws may not protect our intellectual property rights as fully as in the United States. In addition, in the future it may become necessary for us to resort to litigation to protect these rights, and any proceedings could be burdensome and costly and we may not prevail.

        Third parties may sue us for our use of Internet advertising technologies or other intellectual property and allege that we have infringed on their intellectual property rights. If successful, these lawsuits could require us to pay significant damage awards or curtail our technology or service offerings.

        From time to time third parties have alleged that we have infringed their intellectual property rights. We cannot be certain that we do not and will not infringe the intellectual property rights of others and we may be subject to legal proceedings and claims in the ordinary course of our business, including suits for intellectual property infringement or proceedings to invalidate our intellectual property. Any intellectual property claims, whether or not meritorious, could result in costly litigation and could divert management resources and attention. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all), pay damages or limit or curtail our product or service offerings. We may also need to redesign some of our products or processes to avoid future infringement liability. Any of the foregoing could prevent us from competing effectively and increase our costs.

        Our proprietary technologies, including our Optimization Engine, may include design or performance defects and may not achieve their intended results, either of which could impair our future revenue growth.

        Our Optimization Engine and other proprietary technologies are relatively new, and they may contain design or performance defects that are not yet apparent. We cannot assure you that the use of our proprietary technologies will achieve the intended results as effectively as other technologies that exist now or may be introduced by our competitors, in which case our business could be harmed.

        In addition, we recently have spent significant resources developing our search engine advertising technology and Internet user targeting technology. If these technologies, which we currently intend to launch in the first quarter of 2005 and second quarter of 2005, respectively, do not achieve the results we desire, our expected growth in future revenue and margins may not materialize. Our success also depends on our ability to develop and introduce new proprietary technologies that address our advertisers' and website publishers' changing needs. Any new products that we develop may not achieve significant market acceptance. Our competitors may introduce new products that compete with our proprietary technologies and render our proprietary technologies unmarketable. Developing new products and technologies requires a significant commitment of technology and other resources. If revenue generated from the use of our proprietary technologies does not cover our development costs, our results of operations may be harmed.

        If we are unable to accurately price advertising space on our network, our margins and revenue may decline.

        Our advertisers can purchase advertising space on our network based on the following pricing options:

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  Cost-per-action, where the advertiser pays us a fee based on the number of specified Internet user responses, such as registrations, requests for information or sales that its ads produce;

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  Cost-per-click, where the advertiser pays us a fee based on the number of clicks its ads generate; and

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  Cost-per-thousand impressions, where the advertiser pays us a fee based on the number of times its ads are displayed, referred to as impressions.

        Regardless of how an advertiser pays for space, we pay the vast majority of our website publishers on a cost-per-thousand impressions basis. However, the number of impressions it actually takes to achieve an action can be far greater than the number we anticipate. This can result in us paying a higher price to our publishers for advertising space than our advertisers pay us for that space. If we are unable to accurately convert advertising campaigns that are priced on a cost-per-action or cost-per-click basis to an effective cost-per-thousand impressions based price that reflects the actual amount of impressions it takes to achieve an action or click, our results of operations will suffer. For the year ended December 31, 2004, approximately 22% of the advertising space on our network was purchased on a cost-per-action or cost-per-click basis and we paid the vast majority of our website publishers displaying these ads on a cost-per-thousand impressions basis. We expect that advertising purchased based on this pricing will increase over time.

        Any decrease in demand for our technologies and services could substantially reduce our revenue.

        To date, substantially all of our revenue has been derived from Internet advertising. We expect that Internet advertising will continue to account for substantially all our revenue in the future. However, our revenue from Internet advertising may decrease in the future for a number of reasons, including the following:

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  the rate at which Internet users take action in response to an ad may decrease;

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  the popularity of the Internet as an advertising medium could decrease;

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  Internet users may install existing or to-be-developed software programs that allow them to prevent ads from appearing on their screens;

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  advertisers may prefer an alternative Internet advertising format, product or service which we might not offer; and

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  we may be unable to make the transition to new Internet advertising formats preferred by advertisers.

        If we fail to keep pace with rapidly changing technologies we could lose advertisers and advertising space and our revenue may decline.

        The Internet advertising market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing user demands. The introduction of new products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete and unmarketable or require unanticipated investments in technology. Our future success will depend on our ability to adapt to rapidly changing advertising formats and other technologies. We will need to enhance our existing technologies and services and develop and introduce a variety of new technologies and services to address our advertisers' changing demands. In addition, an increase in the bandwidth of Internet access resulting in faster data delivery may provide new products and services that will take advantage of this expansion in delivery capability. If we fail to adapt successfully to such developments, we could lose advertisers or advertising space. We may also experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new technologies and services. Any new technologies and services or enhancement that we develop will need to meet the requirements of our current and prospective advertisers and may not achieve significant market acceptance. For example, we currently intend to launch our search engine advertising technology in the first quarter of 2005 and our Internet user targeting technology in the second quarter of 2005. We expect the success of these technologies to be material to our future growth. If we do not successfully introduce new technologies and services or if we fail to keep pace with technological developments and the introduction of new industry and technology standards on a cost-effective basis, we could lose advertisers and advertising space and our revenue may decline.

        Changes in government regulation and industry standards applicable to the Internet could decrease demand for our technologies and services or increase our costs.

        Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could affect the costs of communicating on the Internet and could decrease demand for our technologies and services or increase our costs.

        In the United States, federal and state laws have been enacted regarding children's privacy, copyrights, sending of unsolicited commercial email, user privacy, search engines, Internet tracking technologies, direct marketing, data security, pricing, sweepstakes, promotions, intellectual property ownership and infringement, trade secrets, export of encryption technology, taxation and acceptable content and quality of goods. The European Union has also adopted directives that may affect our ability to collect and use information regarding Internet users in Europe. Other laws and regulations may be adopted in the future. This legislation could hinder growth in the use of the Internet generally, and decrease the acceptance of the Internet as a communications, commercial and advertising medium.

        Several recent federal laws could have an impact on our business. The Digital Millennium Copyright Act is intended, in part, to limit the liability of eligible Internet service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others. The Children's Online Protection Act and the Children's Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of Internet services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires Internet service providers to report evidence of violations of federal child pornography laws under certain circumstances. Though we specifically prohibit the use of our network for any such activities, and refuse to transact business with any advertiser or websites participating in such activities, such legislation may impose significant additional costs on our business or subject us to additional liabilities.

        The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. We are not certain how our business might be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, libel, obscenity and export or import matters to the Internet advertising industry. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market. It may take years to determine how existing laws apply to the Internet and Internet advertising. Such uncertainty can make it difficult to predict costs and could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

        The growth and development of the market for Internet commerce may prompt calls for more stringent laws and regulations governing the Internet, both in the United States and abroad, which may impose additional burdens on companies conducting business over the Internet. In addition to governmental regulation, privacy advocacy groups and the advertising, technology and direct marketing industries are all considering various new, additional or different self-regulatory standards applicable to the Internet. Demand for our technologies and services may decrease and our business could be materially and adversely affected by the adoption or modification of laws, regulations or industry guidelines relating to the Internet, or the application of existing laws to the Internet or Internet-based advertising.

        We may be subject to regulations and taxes in locations from which our transmissions do not originate and we may not accurately determine our tax liabilities, either of which could materially affect our financial results.

        Due to the global nature of the Internet, it is possible that, although our transmissions originate in Santa Barbara, California, San Jose, California and Ashburn, Virginia, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. For example, we file tax returns in the states where we are required to by law, based on principles applicable to traditional businesses. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as ours, that engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. If adopted, these proposals could substantially impair the growth of electronic commerce and seriously harm our profitability.

        The determination of our provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

        If the technology that we currently use to target the delivery of Internet advertisements and to prevent fraud on our network is restricted by or becomes subject to regulation, our expenses could increase and we could lose advertisers or advertising space.

        Websites typically place small files of non-personalized, or anonymous, information, commonly known as cookies and action tags, on an Internet user's hard drive, generally without the user's knowledge or consent. Cookies generally collect aggregate information about users on a non-personalized basis to enable websites to provide users with a more customized experience. Cookie information is passed to the website through an Internet user's browser software. We use cookies to collect information regarding the ads we deliver to Internet users and their interaction with these ads. An action tag functions similarly to a banner ad, except that the action tag is not visible. Action tags may be placed on certain pages of a website, which enables us to measure an advertising campaign's effectiveness in driving Internet users to take specific actions. We use this information to identify Internet users who have received our ads in the past and to monitor and prevent potentially fraudulent activity. In addition, our proprietary technologies use this information to monitor the performance of ongoing advertising campaigns and plan future campaigns. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drives, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Recently, technologies have been developed, like the Platform for Privacy Preferences Project, or P3P, which limit the collection of cookie and action tag information. Finally, third parties have brought class action lawsuits against other companies relating to the use of cookies, and we may be subject to similar lawsuits in the future. The use of such technologies or the results of such lawsuits could limit or eliminate our ability to use cookies and action tags.

        Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies and certain software programs which allow the monitoring of Internet users' activities without their consent; such programs are commonly known as "spyware." Legislation has been passed or is pending in several states and in the United States Congress that restrict the use of these types of technologies. For example, in California, the Consumer Protection Against Computer Spyware Act was passed and took effect on January 1, 2005. In the United States Congress, the House of Representatives recently passed two separate bills known as the Securely Protect Yourself Against Cyber Trespass Act, or the SPY Act, and the Internet Spyware Prevention Act of 2004, or the I-SPY Act. Both the SPY Act and the I-SPY Act are pending in the United States Senate. In addition, the European Union has adopted a directive requiring that when cookies are used, the user must be informed regarding the use and purpose of cookies and provided instructions on how to remove cookies.

        Any reduction of or limitation on our ability to use Internet tracking technologies such as cookies and action tags may:

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  reduce the effectiveness of our proprietary technologies;

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  require us to replace or re-engineer our proprietary technologies, which could require significant amounts of our time and resources, may not be completed in time to avoid losing advertisers or advertising space, and may not be commercially or technically feasible; and

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  cause us to become subject to costly and time-consuming litigation or investigations due to our use of cookie technology or other technologies designed to collect Internet usage information.

        Any one or more of these occurrences could result in increased costs, require us to change our business practices or divert management's attention.

        New technologies could block our ability to serve advertisements, and may reduce demand for our technologies and services.

        Technologies have been developed and distributed that are designed to block the appearance of pop-up and pop-under ads on website pages viewed by Internet users. For the years ended December 31, 2003 and 2004, we derived approximately 57% and 51%, respectively, of our revenue from our deployment of pop-under ads across our network. These ad- blocking technologies may become more effective and their use may become more widespread, and they may block the display of other current or future formats that we may use to deploy our ads. Substantially all of our revenue is derived from fees paid to us by advertisers in connection with the display of ads on websites. As a result, ad-blocking technology could reduce demand for our technologies and services and harm our business.

        Disputes with advertisers or website publishers over our measurement of Internet user impressions, clicks or actions may cause us to lose advertisers and publishers.

        We earn advertising revenue and make payments to website publishers based on the number of impressions, clicks and actions from ads delivered on our network of websites. Advertisers' and publishers' willingness to use our services and join our network will depend on the extent to which they perceive our measurements to be accurate and reliable. Advertisers and publishers often maintain their own technologies and methodologies for counting impressions, clicks and actions from ads, and we frequently have had to resolve differences between our measurements and theirs, none of which we consider to be significant based on the amount subject to the dispute. Any significant dispute over the proper measurement of impressions, clicks and actions from ads could cause us to lose advertisers or advertising space and the related revenue.

        If our pricing models are not accepted by our advertisers, we could lose advertisers and our revenue could decrease.

        Many of our services are offered to advertisers based on cost-per-action or cost-per-click pricing models, under which advertisers only pay us if the user takes a specific action in response to the ad, such as clicking on it or registering on a website. These performance-based pricing models differ from the fixed-rate pricing model used by many Internet advertising companies, under which these companies are paid based on the number of times the ad is shown without regard to effectiveness. Our ability to generate significant revenue from advertisers will depend, in part, on our ability to demonstrate the effectiveness of our primary pricing models to advertisers, who may be more accustomed to a fixed-rate pricing model. Furthermore, intense competition among websites and other Internet advertising providers has led to the development of a number of alternative pricing models for Internet advertising. The proliferation of multiple pricing alternatives may confuse advertisers and make it more difficult for them to differentiate among these alternatives. In addition, it is possible that new pricing models may be developed and gain widespread acceptance that are not compatible with our business model or our technology. These alternatives, and the likelihood that additional pricing models will be introduced, make it difficult for us to project the levels of advertising revenue or the margins that we, or the Internet advertising industry in general, will realize in the future. If advertisers do not understand the benefits of our pricing models, then the market for our services may decline or develop more slowly than we expect, which may limit our ability to grow our revenue or cause our revenue to decline.

        Limitations on our ability to collect and use data derived from advertising campaigns could significantly diminish the value of our services and cause us to lose advertisers and revenue.

        When a user visits the websites on our network, we use technologies, including cookies, to collect information such as the user's IP address, ads delivered by us that have been previously viewed by the user and responses by the user to those ads. In order to determine the effectiveness of an advertising campaign by one of our advertisers and to determine how to modify the campaign, we need to access and analyze this information. Certain of our advertisers and publishers prohibit or limit our collection or use of this data. Interruptions, failures or defects in our data collection systems, as well as privacy concerns regarding the collection of user data, could also limit our ability to analyze data from our advertisers' advertising campaigns. If that happens, we may be unable to provide effective technologies and services to advertisers and we may lose advertisers.

        We could lose advertisers if we fail to detect click-through fraud on advertisements in a manner that is acceptable to our advertisers.

        We are exposed to the risk of fraudulent clicks on our ads by individuals seeking to increase the advertising fees paid to our website publishers. We may in the future have to refund revenue that our advertisers have paid to us and that was later attributed to click-through fraud. Click-through fraud occurs when an individual clicks on an ad displayed on a website for the sole intent of generating the revenue share payment to the publisher rather than to view the underlying content. From time to time we have experienced fraudulent clicks on our network and we do not charge our advertisers for such fraudulent clicks. This negatively affects our profitability, and this type of fraudulent act could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs, which could lead the advertisers to become dissatisfied with our advertising campaigns, and in turn, lead to loss of advertisers and the related revenue.

        Consolidation of website publishers may impair our ability to provide marketing services and acquire advertising space at favorable rates.

        The consolidation of Internet advertising networks and website publishers could eventually lead to a concentration of desirable advertising space on a small number of networks and large websites. Such concentration could:

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  increase our costs if these publishers use their greater bargaining power to increase revenue share rates for advertising space;

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  impair our ability to provide advertising technologies and services if these publishers prevent us from distributing our advertisers' advertising campaigns on their websites or if they adopt ad delivery systems that are not compatible with our ad delivery systems; and

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  lessen the value of our services as an intermediary if these publishers choose to negotiate directly with advertisers or use the services of our competitors rather than us.

        If any of our advertisers are unable to pay for our technologies and services, we will lose the revenue related to the technologies and services we provided.

        Some of our advertisers have limited operating histories, are unprofitable and may not be able to pay for our services. In the past we have lost advertisers, or have had difficulty collecting payments from advertisers, who could not pay for our services because they were unprofitable and unable to secure funding. The ability of several of our advertisers to meet their payment obligations is affected by the risks and difficulties encountered by companies with limited operating histories, particularly in the evolving Internet market. We typically pay our publishers within 25 business days after the end of the month, regardless of whether we have received payment from our advertisers. If any of our current or future advertisers are unable to pay for our services, we will lose the revenue related to the services we provided.

        We may be liable for content displayed on our network of websites which could increase our expenses.

        We may be liable to third parties for content in the ads we deliver if the artwork, text or other content included in the ads violates copyright, trademark, or other intellectual property rights of third parties or if the content is defamatory. From time to time we have received notice from third parties alleging that the content displayed on our network infringes their intellectual property rights. In the event any of these allegations result in claims or counterclaims, it could be time-consuming, result in costly litigation and divert management's attention.

        If the market for Internet advertising fails to continue to develop, our future growth may be limited and our revenue may decrease.

        Our future success is highly dependent on the continued use and growth of the Internet as an advertising medium. The Internet advertising market is relatively new and rapidly evolving, and it uses different measurements than traditional media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising services is uncertain. Many of our current or potential advertisers have little or no experience using the Internet for advertising purposes and have allocated only limited portions of their advertising budgets to the Internet. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information, measuring success and evaluating new advertising products and services. Such advertisers may find Internet advertising to be less effective for promoting their products and services than traditional advertising media. They may never adopt Internet advertising or cease using it. We cannot assure you that the market for Internet advertising will continue to grow or become sustainable. If the market for Internet advertising fails to continue to develop or develops more slowly than we anticipate, our ability to grow may be limited and our revenue may decrease.

        The advertising industry, including Internet advertising, could be adversely affected by general economic downturns, catastrophic events or declines or disruptions in industries that advertise heavily on the Internet and, as a result, our revenue may decline.

        The advertising industry, including Internet advertising, is sensitive to both general economic and business conditions and to specific events, such as acts of terrorism. In addition, Internet advertising spending can be affected by the condition of industries that advertise heavily on the Internet such as the travel, financial services, education, telecommunications, retail and entertainment industries. Some of these industries tend to be sensitive to event-driven disruptions such as government regulation, war, terrorism, disease, natural disasters and other significant events. A general decline in economic conditions or disruptions in specific industries characterized by heavy spending on Internet advertising, could cause a decline in Internet advertising expenditures, which could in turn cause a decline in our revenue.

        Changes to financial accounting standards and new exchange rules could make it more expensive to issue stock options to employees, which will increase our compensation costs and may cause us to change our business practices.

        We prepare our financial statements to conform with GAAP in the United States. These accounting principles are subject to interpretation by the Public Company Accounting Oversight Board, the SEC and various other bodies. A change in those policies could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. For example, we have used stock options and other long-term equity incentives as a component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with us. Several regulatory agencies and entities are considering regulatory changes that could make it more difficult or expensive for us to grant stock options to employees. In December 2004, the Financial Accounting Standards Board issued a final standard that requires us to record a charge to earnings for employee stock option grants. This standard will be effective for interim and annual periods beginning after June 15, 2005. We could adopt the standard in one of two ways—the modified prospective transition method or the modified retrospective transition method, and we have not concluded how we will adopt the new standard. In addition, regulations implemented by The Nasdaq National Market generally require stockholder approval for all stock option plans, which could make it more difficult or expensive for us to grant stock options to employees. We will, as a result of these changes, incur increased compensation costs, which could be material and we may change our equity compensation strategy or find it difficult to attract, retain and motivate employees.

        We rely on bandwidth and data center providers, and other third parties for key aspects of the process of providing products and services to our advertisers and publishers, and any failure or interruption in the services and products provided by these third parties could disrupt our business and cause us to lose advertisers and advertising space.

        We rely on third-party vendors, including data center and bandwidth providers. Any disruption in the network access or co-location services, which are the services that house and provide Internet access to our servers, provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases from third parties to facilitate aspects of our campaign reporting, analysis and storage of data, and delivery of ads across our network. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with our advertisers and publishers and adversely affect our brand and our business and could expose us to liabilities to third parties.

        Our systems also heavily depend on the availability of electricity, which also comes from third-party providers. If we were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly through a major power outage and their fuel supply could also be inadequate during a major power outage. Information systems such as ours may be disrupted by even brief power outages, or by the fluctuations in power resulting from switches to and from backup generators. This could disrupt our business and cause us to lose advertisers and advertising space.

        We are in the process of implementing new financial and accounting systems which may not work as expected.

        We are in the process of implementing new financial and accounting software. Additionally, we are in the process of upgrading certain of our other information systems and internal controls. These systems are critical to our operations and involve sensitive interactions between us and our advertisers and our website publishers. If we fail to successfully implement and integrate these new financial reporting and accounting systems, or we are not able to scale these systems to our growth, we may not have adequate, accurate or timely financial information. Failure to have adequate, accurate or timely financial information could result in advertiser or publisher dissatisfaction, disrupt our operations and adversely affect our results of operations and effect our ability to prepare financial information in accordance with GAAP.

        If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, our auditors have identified the need to hire additional financial employees and upgrade our accounting system. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal controls over financial reporting and have our independent auditors attest to our evaluation, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2005. We have prepared an internal plan of action for compliance with Section 404 and strengthening and testing our system of internal controls to provide the basis for our report. The process of strengthening our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. Although we believe our recent efforts will strengthen our internal controls we are continuing to work to improve our internal controls, including in the areas of our accounting system. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, would reduce the market's confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the Nasdaq National Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

Risks Related to this Offering

        Sales of a substantial number of shares of common stock in the public market following this offering may adversely affect the market price for our common stock.

        Upon completion of this offering, we will have                        shares of common stock outstanding, of which the                        shares sold in this offering, or                        shares if the underwriters' over-allotment option is exercised in full. These shares will be freely tradable without restriction or further registration under the Securities Act, unless purchased by our "affiliates," as that term is defined under the Securities Act, whose shares will be subject to the resale limitations but not the holding period requirements of Rule 144 under the Securities Act. We and our executive officers and directors, the selling stockholders and substantially all of our other stockholders, option holders and warrant holders, have entered into 180-day lock-up agreements with the underwriters. As of the date of this prospectus, holders of                        shares, in the aggregate, are not subject to a lock-up agreement. The lock-up agreements prohibit each of us from selling or otherwise disposing of our shares of common stock except in limited circumstances. The lock-up agreements are contractual agreements, and Credit Suisse First Boston LLC and Citigroup Global Markets Inc., at their discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior notice or announcement and allow the sale of shares of our common stock. If the restrictions in the lock-up agreements are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for shares of our common stock. See "Underwriting."

        Under our investors' rights agreement, dated September 27, 2004, some of our stockholders have customary demand and piggyback registration rights. See "Description of Capital Stock—Registration Rights." In addition, we intend to file a registration statement under the Securities Act to register an aggregate of up to                        shares of our common stock reserved for issuance under our 2004 Stock Incentive Plan, or 2004 Stock Plan, and            shares of our common stock reserved for issuance under our 2005 Equity Incentive Plan, or 2005 Equity Plan. These shares when issued in accordance with the plans, will be eligible for immediate sale in the public market, subject to the 180-day lock-up restriction described above and Rule 144 resale volume limitations if held by affiliates. We may also issue our common stock in connection with acquisitions or investments. The sale of any additional shares of our common stock, or the perception of investors that such a sale could take place, could depress the market price for our common stock.

        Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid or at all.

        Our common stock has not been sold in a public market prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares of common stock will be determined by negotiations among the representatives of the underwriters, the selling stockholders and us and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations. Current trading prices and valuations may not be sustainable. Investor sentiment towards the market and our industry may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against such companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

        If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our common stock, our common stock price would likely decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

        Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions and may result in a lower trading price for our common stock than if ownership of our common stock was less concentrated.

        Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately    % of our outstanding common stock. As a result, these stockholders, acting together, could have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of our executive officers, directors and principal stockholders. For example, our executive officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this significant concentration of common stock ownership may adversely affect the market price for our common stock because investors often perceive disadvantages in owning stock in companies with a concentration of ownership in a few stockholders. See "Principal and Selling Stockholders."

        We do not intend to pay any cash dividends in the foreseeable future and unless and until we pay cash dividends on our common stock, any gains from your investment in our common stock must come from an increase in its market price.

        Prior to September 27, 2004, we had elected to be treated as a subchapter S corporation for tax purposes. During this time period, we made regular distributions to our stockholders. In addition, as part of our Series A Preferred Stock financing, which closed on September 28, 2004, we made a final cash distribution to our former S corporation stockholders of approximately $3.2 million on December 16, 2004. After our change in status from a subchapter S corporation to a C corporation on September 28, 2004 up through December 31, 2004 we did not declared or paid any cash dividends on our capital stock except for the final distribution to our subchapter S corporation stockholders on December 16, 2004. We do not anticipate declaring or paying any cash dividends in the foreseeable future. We intend to reinvest any earnings in the growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Therefore, unless and until we pay cash dividends on our common stock, any gains from your investment in our common stock must come from an increase in its market price.

        Our new investors will experience dilution in the book value per share, and they may not be able to resell their shares of our common stock at or above the price they paid for their shares.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. As a result, purchasers of the common stock in this offering will experience an immediate and substantial dilution of $            in

the net tangible book value per share based on the assumed initial public offering price of $            per share, the midpoint of the range set forth on the front cover of this prospectus. Any exercise of options and warrants that are currently outstanding will result in further dilution. As a result of this dilution, investors may not be able to resell their shares of our common stock at or above the price they paid for their shares.

        We will incur increased costs as a public company, which could decrease our margins and negatively affect our results of operations.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of being a public company, we will be required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, but we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

        We have not determined a specific use for the net proceeds received by us from this offering and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for the net proceeds received by us from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. Our management will have considerable discretion in the application of the net proceeds from this offering and you must therefore rely on their judgment. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in businesses and technologies. However, we have no present understandings, commitments or agreements with respect to the acquisition of other businesses or technologies. The net proceeds received by us from this offering may be placed in investments that do not produce income or which lose value, or could be applied in other ways that do not improve our operating results or increase the value of your investment.

        We plan to reincorporate in Delaware prior to the effective date of the registration statement of which this prospectus is a part and provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

        Provisions in our certificate of incorporation and bylaws, as amended and restated prior to the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

  •
  Vacancies created by the expansion of the board of directors, or the resignation, death or removal of a director may be filled only by a majority of the remaining directors, even though less than a quorum, or by a sole remaining director, and not by the stockholders.

  •
  Our certificate of incorporation does not provide for cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates. Members of the board of directors may only be removed for cause and upon the affirmative vote of the holders of a majority of our capital stock entitled to vote.

  •
  Our certificate of incorporation provides for the board of directors to be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year term, limiting the ability of stockholders to reconstitute the board of directors.

  •
  Our bylaws provide that the holders of a majority of our capital stock entitled to vote constitute a quorum for the conduct of business at a meeting of stockholders. However, the holders of at least two-thirds of our outstanding voting stock must approve any amendments to the protective provisions of our certificate of incorporation and bylaws, which include the requirements that actions by stockholders be taken at duly called meetings and not by written consent, and that our board of directors be divided into three classes with staggered terms.

  •
  Our bylaws provide that special meetings of the stockholders can be called only by the board of directors, the chairman of the board or the president, and not by any stockholder. Our bylaws also prohibit the conduct of any business other than as specified in the notice of special meeting or as otherwise brought before the meeting by the board of directors. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

  •
  Our board of directors may issue, without stockholder approval, shares of preferred stock with rights, preferences and privileges determined by the board of directors. The ability to authorize and issue preferred stock with voting or other rights or preferences makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us.

  •
  We will be subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15 percent or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction in which such person became such an interested stockholder. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our expectations regarding our future operating results;

  •
  our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

  •
  plans for future technologies and services and for enhancements of existing technologies and services;

  •
  elements of our growth strategy;

  •
  our intellectual property;

  •
  anticipated trends and challenges in our business and the market in which we operate;

  •
  statements regarding our potential legal proceedings; and

  •
  our ability to attract advertisers, advertising agencies and websites.

In some cases, you can identify forward-looking statements by such terms as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan," "is designed to" or the negative of these terms, and similar expressions.

        These statements reflect our current views with respect to future events and are based on assumptions and estimates, which are subject to risks and uncertainties including those discussed under the heading "Risk Factors" and elsewhere in this prospectus. Accordingly, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

        You should read this prospectus, the documents to which we refer in this prospectus and those we have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        References to industry statistics and market data attributed to Forrester Research are references to their independent research publication Marketing to Consumers: The Changing Landscape, November 22, 2004. References to industry statistics and market data attributed to comScore Media Metrix are references to their independent research publication Inside the Ratings, January 2005. Although we believe that these publications are reliable, we have not independently verified the data contained in them.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of $                        from our sale of the shares of common stock offered by us in this offering, assuming an initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $            . We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

        The principal purposes for this offering are to increase our working capital, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility in our markets. We intend to use the net proceeds from this offering for working capital, expansion of our operations, investment in new product development and strategic initiatives. We may use a portion of the net proceeds to partially fund the anticipated increase in our sales and marketing, technology and general and administrative operating expenses, including an estimated $2 million in expenses in 2005 related to public company costs. We may also use a portion of the net proceeds to pursue acquisition candidates to grow our advertising and publishing base and access technology and talent. However, we have no present understandings, commitments or agreements with respect to the acquisition of other businesses or technologies.

        We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for all of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We currently intend to retain any future earnings to finance the growth, development and expansion of our business and do not anticipate paying cash dividends in the future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs and plans for expansion and any legal or contractual restrictions on the payment of dividends.

        During the time period that we elected to file taxes as a subchapter S corporation, our policy was to disburse the necessary amount of funds to satisfy the stockholders' estimate of income tax liabilities based on our taxable income. These stockholder distributions were $0.6 million, $4.4 million and $7.1 million, respectively, in 2002, 2003 and 2004, including a final cash distribution to our former S corporation stockholders of approximately $3.2 million on December 16, 2004.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2004, as follows:

  •
  on an actual basis;

  •
  on an unaudited pro forma basis to give effect to the automatic conversion of all of our outstanding shares of Series A Preferred Stock on a one-for-one basis into 2,131,285 shares of common stock upon completion of this offering; and

  •
  on an unaudited pro forma as adjusted basis to reflect (1) the sale of            shares of common stock by us in this offering at the estimated initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this filing and (3) a       -for-      stock split of our common stock to be effected prior to the completion of this offering.

        You should read this table together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
		(unaudited)
Cash and cash equivalents	$12,397	$12,397	$
Short-term investments	7,954	7,954
Long-term obligations (including current portion)	121	121
Redeemable convertible preferred stock, no par value per share; 2,131,285 shares authorized, issued and outstanding, actual; 2,131,285 shares authorized and no shares issued or outstanding, pro forma; and no shares authorized, issued or outstanding pro forma as adjusted	73,416	—
Stockholders' equity:
Preferred stock; no par value per share, no shares authorized, issued or outstanding, actual and pro forma; $0.001 par value per share, shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—
Common stock, no par value per share, 3,750,000 shares authorized, 2,398,263 issued and 615,319 shares outstanding, actual; no par value per share, 3,750,000 shares authorized and 2,746,604 shares issued and outstanding, pro forma; and $0.001 par value per share, shares authorized, shares issued and shares outstanding, pro forma as adjusted	8,395	81,811
Additional paid-in capital	—	—
Deferred stock-based compensation	(7,249)	(7,249)
Less: treasury stock	(54,386)	(54,386)
Retained earnings	3,312	3,312

Total stockholders' equity (deficit)	(49,928)	23,488

Total capitalization	$23,609	$23,609	$

        The table above excludes the following shares:

  •
  476,073 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2004, at a weighted average exercise price of $11.23 per share; and

  •
  187,149 shares of common stock reserved for future issuance under our 2004 Stock Plan.

        As of December 31, 2004, 187,149 shares remained available for future issuance under our 2004 Stock Plan. Upon the completion of this offering, we do not intend to make any new option grants under this plan.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2004 after giving effect to the conversion of all of our outstanding Series A Preferred Stock into an aggregate of 2,131,285 shares of our common stock and a      -for-      split of our common stock, both of which will occur upon completion of this offering.

        Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value was approximately $(50.1) million, or $            per share of common stock as of December 31, 2004. After giving effect to the sale of            shares of common stock by us in this offering at the assumed initial public offering price of $            per share, the midpoint of the range on the cover page of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses we are responsible for paying, our pro forma as adjusted net tangible book value as of December 31, 2004, would have been $            million, or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share of common stock to our existing stockholders and an immediate dilution of $            per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share before this offering at December 31, 2004
Increase in net tangible pro forma book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

        The following table summarizes, as of December 31, 2004, on a pro forma as adjusted basis, the total number of shares, the consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering from us at the assumed initial public offering price of $            per share, the midpoint of the range on the cover page of this prospectus, and before deducting the underwriting discounts, commissions and estimated offering expenses we are responsible for paying:

	Shares Purchased			Total Consideration
Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New Investors

Total		100%			$100%

        If the underwriters exercise their over-allotment option in full, the following will occur: (1) the number of shares of common stock held by our existing stockholders will represent approximately    % of the total number of shares of common stock outstanding; and (2) the number of newly issued shares of common stock held by new investors will be increased to            , or approximately    % of the total number of shares of our common stock outstanding after this offering.

        The discussion and tables above are based on the number of shares of common stock and Series A Preferred Stock outstanding as of December 31, 2004.

        The discussion and tables above exclude the following shares:

  •
  476,073 shares of common stock issuable upon exercise of stock options outstanding, as of December 31, 2004, at a weighted average exercise price of $11.23 per share; and

  •
  187,149 shares of common stock available for future issuance under our 2004 Stock Plan, as of December 31, 2004.

        To the extent outstanding options are exercised, new investors will experience further dilution.

SELECTED FINANCIAL DATA

        The following table sets forth our selected historical financial data as of and for the periods presented. The statements of income data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. The statements of income (loss) data for the period beginning March 31, 2000, our inception, through December 31, 2000 and the year ended December 31, 2001, and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited financial statements for those periods, which are not included in this prospectus. The selected financial data presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

        The unaudited pro forma statement of income data presents our pro forma provision for income taxes and pro forma net income as if we had been a C corporation for all periods presented. The historical results are not necessarily indicative of the results to be expected for any future periods.

	March 31, 2000 (Inception) Through December 31, 2000	Year Ended December 31,
		2001	2002	2003	2004
	(in thousands, except share data)
Statements of Income (Loss) Data:
Revenue	$143	$4,480	$17,664	$28,663	$58,015
Cost of revenue	106	3,114	11,766	19,246	38,055

Gross profit	37	1,366	5,898	9,417	19,960
Operating costs(1):
Sales and marketing	68	229	995	2,160	6,810
Technology	15	221	345	402	2,287
General and administrative	81	193	422	1,045	2,787
Stock-based compensation(2)	—	—	—	—	644

Total operating costs	164	643	1,762	3,607	12,528

Operating income	(127)	723	4,136	5,810	7,432
Interest and dividend income	10	8	19	19	124
Interest expense	—	—	—	(5)	(8)
Loss on sale/disposal of equipment	—	(1)	—	(12)	(2)

Income before income taxes	(117)	730	4,155	5,812	7,546
Provision for income taxes(3)	—	207	97	55	2,412

Net income (loss)(4)	$(117)	$523	$4,058	$5,757	$5,134

Unaudited Pro Forma Statements of Income Data(5):
Income before income taxes			$4,155	$5,812	$7,546
Pro forma provision for income taxes			1,581	2,167	2,786

Pro forma net income			$2,574	$3,645	$4,760

(footnotes on following page)

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$55	$89	$2,023	$1,657	$12,397
Short-term investments	—	—	—	—	7,954
Working capital	43	553	3,687	4,131	20,072
Total assets	403	1,697	6,074	7,854	33,883
Loans payable (including current portion)	—	—	—	156	121
Redeemable convertible preferred stock	—	—	—	—	73,416
Retained earnings (deficit)	(117)	406	3,857	5,230	3,312
Total stockholders' equity (deficit)	$284	$807	$4,248	$5,657	$(49,928)

(1)
Operating costs for 2004 include the one-time compensation charge of $952,000 paid to employees in conjunction with the termination of the Ownership Equivalency Plan. See Note 12 of the notes to our financial statements included elsewhere in this prospectus.

(2)
See Note 1 and Note 11 of the notes to our financial statements included elsewhere in this prospectus for an explanation of our stock-based compensation.

(3)
From our inception in 2000 to December 31, 2001, we operated as a C corporation. For all of 2002 and 2003 and the period from January 1, 2004 through September 27, 2004 we were a subchapter S corporation. On September 27, 2004 our subchapter S corporation status was revoked in connection with the issuance of our Series A Preferred Stock and we now operate as a C corporation. The provision for income taxes for the year ended December 31, 2004 includes the recognition of taxes of $1,061 under Section 481(a) of the Internal Revenue Code as a result of the revocation of our subchapter S corporation status. See Note 1 and Note 4 of the notes to our financial statements included elsewhere in this prospectus.

(4)
As a result of our subchapter S corporation status for tax purposes for all of 2002 and 2003 and for the period from January 1, 2004 through September 27, 2004 and our status as a closely held corporation from inception through December 31, 2001, earnings per share information has not been presented.

(5)
Presents pro forma provision for income taxes and pro forma net income as if we operated as a C corporation, in all periods presented, except for the period from March 31, 2000 (our inception) through December 31, 2000 and the year ended December 31, 2001 in which we were a C corporation. See Note 1 and Note 4 of the notes to our financial statements included elsewhere in this prospectus for an explanation of the unaudited pro forma statement of income data.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under "Risk Factors" or elsewhere in this prospectus.

General

        We are a provider of performance-based Internet advertising technologies and services to advertisers and website owners, or publishers. Our technologies and services, including our proprietary Optimization Engine, Internet ad placement bidding system, and reporting and campaign management tools, are designed to improve the effectiveness of Internet ad campaigns and provide advertisers with an increased return on their advertising expenditures. We believe our technologies and services also enhance the value of Internet advertising space available on our network of more than 8,000 third-party websites.

        Our advertisers include direct response marketers, brand marketers and advertising agencies. We represent advertisers in a variety of industries, including travel, financial services, education, telecommunications, retail, automotive, entertainment, finance, pharmaceutical and health and information technology, either directly or indirectly through an advertising agency. During 2004, no advertiser accounted for more than 10% of our revenue. Our top ten advertisers accounted for 47.6% and 45.8% of our advertising revenue for 2003 and 2004, respectively.

        Our network reached over 115 million unique Internet users in January 2005 according to comScore Media Metrix, giving our network one of the broadest reaches of any Internet advertising network. In determining the number of unique Internet users, comScore Media Metrix counts visitors only once in a given month regardless of the number of times they visit a website. We have built our network of over 8,000 third-party websites by offering publishers attractive pricing and revenue sharing agreements, easy-to-use, web-based tools and quality service. Our publishers include publishers of branded websites that offer large amounts of advertising space as well as a substantial number of websites that reach Internet users with highly-targeted demographics and interests. No single publisher accounted for more than 10% of our publisher expenses during 2003 or 2004. Our top ten publishers accounted for 22.6% and 21.6% of our publisher expenses for 2003 and 2004, respectively.

Overview

  Our History

        We were founded in March 2000 and engaged primarily in the development of our proprietary technology throughout 2000. We began generating revenue in 2000, and have since increased our revenue from $0.1 million in 2000, to $4.5 million in 2001, $17.7 million in 2002, $28.7 million in 2003 and $58 million in 2004. We introduced our proprietary Optimization Engine and our ad placement bidding system in late 2000 and became profitable in the first quarter of 2001. We generated a net loss of $0.1 million for 2000 and net income of $0.5 million, $4.1 million, $5.8 million and $5.1 million in 2001, 2002, 2003 and 2004, respectively.

        Our early operations were financed with $0.4 million of equity financing in March 2000. Thereafter, we financed our operations primarily through internally generated funds through September 2004. On September 28, 2004, we sold 2,131,285 shares of our Series A Preferred Stock at a price per share of $35.19, for an aggregate purchase price of approximately $75 million. Approximately $55 million of these proceeds were used to repurchase 1,562,944 shares of our common stock held by our founders, employees and investors at the issuance price. Approximately $20 million of our net proceeds from the sale of our Series A Preferred Stock remains on our balance sheet as cash, cash equivalents and short-term investments and we expect to use these funds to finance our future growth. We also made a final cash distribution to our former subchapter S corporation stockholders of approximately $3.2 million on December 16, 2004.

        From our inception to December 31, 2001, we operated as a C corporation. Effective January 1, 2002, we elected to be taxed as a subchapter S corporation for federal and state income tax purposes. For the years ended December 31, 2002 and 2003 and the period from January 1, 2004 through September 27, 2004, we did not incur any provision for federal income taxes as the income, deductions, gains, losses, tax credits and other tax attributes of the corporation for these periods passed through and were taxed directly to the stockholders. We were subject to a 1.5% California subchapter S corporation income tax during these periods. We made distributions to our stockholders of $0.6 million, $4.4 million and $7.1 million for the years ended December 31, 2002, 2003 and 2004, respectively. Our subchapter S corporation status was revoked on September 27, 2004 in connection with the issuance of our Series A Preferred Stock and we now operate as a C corporation and are subject to federal and state tax in the United States.

        We have grown our employee base from three employees at inception to 35 employees as of December 31, 2003 and 88 employees as of December 31, 2004. While we have increased the number of our employees in all areas, our highest growth has been in our sales and marketing, technology and general and administrative departments. We expect our headcount to continue to grow as our business expands. We have two office locations in Santa Barbara, California, including our corporate headquarters. We also currently have sales and marketing operations in San Francisco, Los Angeles and New York City, and are in the process of establishing a Los Angeles office. We also lease server space in San Jose, California and Ashburn, Virginia.

  Our Business Model

        We generate revenue primarily from the sale of advertising across our growing network of over 8,000 websites. Advertising space on our network of websites is priced through our ad placement bidding system, which values advertising space based on market demand by matching the advertisers bidding the highest price for the advertising space that meets their campaign objectives with the websites able to supply that space, subject to certain rules that may be set by us, our advertisers or our publishers.

        We offer advertisers multiple pricing options to achieve their desired results. These alternatives include:

  •
  Cost-per-action, where the advertiser pays us a fee based on the number of specified Internet user responses, such as registrations, requests for information or sales that its ads produce;

  •
  Cost-per-click, where the advertiser pays us a fee based on the number of clicks its ads generate; and

  •
  Cost-per-thousand impressions, where the advertiser pays us a fee based on the number of times its ads are displayed, referred to as impressions.

        While we allow advertisers to purchase website advertising space based on a cost-per-action, cost-per-click or cost-per-thousand impressions pricing model, we pay for a majority of our publishers' website advertising space on a cost-per-thousand impressions basis. This allows our publishers to be paid for the impressions they serve and our advertisers to receive the performance-based pricing model they desire for their advertising campaigns.

        Our standard advertising contract covers both campaign management and ad delivery. Advertisers generally pay us on a 30-day, net basis, although a portion of our advertisers prepay us for their campaigns. Our advertising contracts are terminable at any time by the advertiser or us with no penalty upon one business day prior notice. Our standard publishers' agreement covers the provision and use of

Internet advertising campaigns and the related payments. We typically pay our publishers within 25 business days after the end of the month under the revenue-sharing provisions of our publisher's agreement pursuant to which we generally pay them up to 65% of the advertising revenue we generate from ads placed on their websites. We can terminate our publisher's agreement at any time without penalty.

Components of Gross Margin

  Sources of Revenue

        We principally derive revenue from the sale of Internet advertising space across our network of websites. With respect to the Internet advertising services we provide to advertisers, we recognize revenue when the advertising impression is served (for cost-per-thousand impressions contracts) or when the specified click or other action occurs or when lead-based information is delivered (for cost-per-click and cost-per-action contracts), provided that we have no significant remaining obligations, collection of the resulting receivable is reasonably assured and prices are fixed and determinable. Our revenue recognition policy is discussed in more detail in the section below entitled "Critical Accounting Policies and the Use of Estimates—Revenue Recognition."

  Cost of Revenue

        Cost of revenue consists primarily of amounts we incur and pay to our publishers for their share of revenue we derive from the sale of their website advertising space and, to a lesser extent, the cost of maintaining the computer systems infrastructure which supports our proprietary technologies, the salaries and benefits of network operations personnel, bandwidth and communications costs, depreciation of network infrastructure equipment and the cost of database maintenance and support.

Components of our Operating Costs and Other Items

        The following describes certain line items in our statement of operations:

  Operating Costs

        Our operating costs include sales and marketing, technology, general and administrative and stock-based compensation. Since we expect the growth of our operating expenses to be driven, in part, by the growth of our business, we are currently unable to accurately estimate the anticipated increases in these costs.

        Sales and marketing.    Our sales and marketing expenses primarily consist of the compensation and associated costs for sales and marketing personnel, marketing and advertising, public relations and other promotional activities, general business development activities, publisher acquisition and product development expenses. We expect sales and marketing expenses to increase in absolute terms with the growth of our business as we expand our sales and marketing workforce and further promote our products and services.

        Technology.    Technology costs include expenses for the research and development of new technologies designed to enhance our Internet advertising services and costs associated with the maintenance and administrative support of our technology team, including the salaries and related expenses for our research and development, as well as costs for contracted services and supplies. Also included in technology is the amortization of capitalized software development costs. We expect our technology expenses to increase in absolute terms as we grow and continue to invest in new technologies and hire additional technology personnel.

        General and administrative.    Our general and administrative expenses primarily consist of the compensation and associated costs for general and administrative personnel and facility costs. We expect that general and administrative expenses will increase in absolute terms as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

        Stock-based compensation.    We have recorded stock-based compensation expense for some of our equity awards provided to employees and non-employee directors. Our accounting policy for recognizing stock compensation expense is described in the section below entitled "Critical Accounting Policies and the Use of Estimates—Accounting for Stock-Based Compensation." As of December 31, 2004, we had an aggregate of $7.2 million of deferred stock-based compensation expense, which will be recognized over the next four years as the related awards vest.

        We expect sales and marketing, technology and general and administrative operating expenses to increase quarter over quarter commensurate with our revenue growth over the same periods. The largest impact on these expenses relate to public company costs, which we estimate to be approximately $2 million for 2005. We expect to fund the increase in these expenses by future cash flow from operations, our current cash position and funds generated by this offering.

  Income Taxes

        We are subject to tax in the United States as we are now a C corporation. The accounting for income taxes is discussed in more detail in the section below entitled "Critical Accounting Policies and Use of Estimates—Accounting for Income Taxes."

Trends that Affect our Business

        Our business has grown rapidly since our inception in March 2000, and we expect that it will continue to grow; however, we anticipate that our growth rate will slow as our revenue base increases. We expect that some of the historical trends or patterns in our business will change over time, and in managing and evaluating our business we are focused on several trends, including the following:

  •
  Revenue growth.    Our revenue depends on the volume of paid ads, pricing of advertising and ad format mix that our advertisers purchase. Over the past several years we have experienced a significant increase in the volume of paid ads we deliver across our network. Additionally, we have generally experienced a gradual increase in ad pricing. The historical increase in ad volume and pricing has been partially offset by the introduction of new, lower-priced ad formats and other new products in response to demand from both advertisers and publishers. We anticipate that the volume of paid ads, pricing of advertising and ad format mix will continue to be key revenue drivers in the future. Although we are unable to predict the future demand for ad types and the impact on the anticipated sales mix of our ad formats, we expect a continued increase in the volume of lower-priced ad formats. An increased demand for lower priced ad formats could potentially displace or reduce the demand for higher priced ad formats, and, to the extent not offset by an increase in ad volume, result in lower overall revenue for us. In addition, to the extent that the lower priced ad formats do not have a correspondingly lower revenue share payment, they could result in a lower gross profit margin.

  •
  Gross profit margin.    The primary component of our cost of revenue is the revenue share payments we make to our publishers. The percentage of revenue we share with our publishers has remained relatively constant. We anticipate that our gross profit margin will increase as advertisers continue to shift to cost-per-action and cost-per-click based pricing models. Our advertisers increasingly prefer to purchase advertising on a cost-per-action or cost-per-click basis because they pay only for ads which result in the desired action. Our publishers typically prefer payment on a cost-per-thousand impressions basis, in which they are paid for the impressions they serve and do not assume any risk relating to the performance of an ad. In order to mitigate the performance risks associated with paying publishers on a cost-per-thousand impressions basis for the cost-per-action based and cost-per-click based campaigns of our advertisers, we typically build in a higher profit margin when pricing these campaigns. We do this by initially running tests on an advertising campaign priced on a cost-per-action or cost-per-click basis, which measures user responses to the campaign to determine how many impressions it takes to achieve the action or click. Based on this information, we may then adjust the pricing of the campaign to mitigate our performance risk associated with paying for the campaign on a cost-per-thousand impressions basis, thereby increasing our gross margin. To the extent that we are able to manage the risks associated with advertisers purchasing on a cost-per-action and cost-per-click basis and paying publishers on a cost-per-thousand impression basis, we believe that our gross profit margins will increase.

  •
  Sales and marketing.    We anticipate that our sales and marketing expenses will increase over the next several quarters. In addition, as we continue to grow, we expect to hire additional sales and marketing personnel and expand to new facilities to accommodate our growing sales and marketing team.

  •
  Technology.    We anticipate increasing our investment in the development and deployment of new products, services and features to our existing technologies and services. Our historical decline in technology expense as a percentage of revenue primarily reflects the increase in our revenue over the three year period ended December 31, 2003. In the future, we expect our technology expense, both as a percentage of revenue, and in absolute dollars, will increase. In addition, as we continue to grow, we expect to hire additional technology personnel and expand to new facilities.

  •
  General and administrative.    We anticipate that our general and administrative expenses will increase over the next several quarters as we incur expenses related to being a public company, including increased legal, accounting and insurance expenses. We estimate increased expenses related to public company costs of approximately $2 million for 2005. In addition, as we continue to grow, we expect to hire additional senior management personnel and expand to new facilities.

  •
  Seasonality and cyclicality.    We believe that our business is subject to seasonal and cyclical fluctuations. Generally, our advertisers and advertising agencies place more ads in the fourth calendar quarter and fewer ads in the first calendar quarter of each year. Overall Internet usage generally declines during the summer months, resulting in lower inventories in our website network and lower revenue for us. In addition, domestic advertising spending generally is cyclical in reaction to overall conditions in the United States economy. Our rapid historical growth rate has masked the impact of seasonality on our business. As our growth rate slows, however, we expect the seasonal pattern of our business to become more pronounced.

  •
  Volume of advertising space.    Over the past several years our website network and advertising space volume have increased significantly. In order to continue to grow our revenue we must increase the volume of advertising space that we are able to sell to advertisers. We anticipate that our ability to grow advertising space volume will be influenced by a number of factors including the size of our website network and Internet advertising market dynamics such as sector consolidation.

  •
  Provision for income taxes.    From our inception to December 31, 2001 we operated as a C corporation. From January 1, 2002 through September 27, 2004 we operated as a subchapter S corporation. In connection with the issuance of our Series A Preferred Stock our subchapter S corporation status was revoked and we now operate as a C corporation. During the period we were a subchapter S corporation, we did not incur any provision for federal income taxes and we were subject to a 1.5% California income tax. As a C corporation, we will now pay C corporation income taxes. We currently anticipate our effective tax rate to be approximately 40%, excluding the effects of any future tax credits.

Results of Operations

        The following table sets forth the items in our historical statements of income for the periods indicated as a percentage of revenue:

	Year Ended December 31,
	2002	2003	2004
Statements of Income Data:
Revenue	100.0%	100.0%	100.0%
Cost of revenue	66.6	67.1	65.6

Gross profit	33.4	32.9	34.4
Operating costs:
Sales and marketing	5.6	7.5	11.8
Technology	2.0	1.4	3.9
General and administrative	2.4	3.6	4.8
Stock-based compensation	—	—	1.1

Total operating costs	10.0	12.5	21.6

Operating income	23.4	20.4	12.8
Interest and dividend income	0.1	0.1	0.2
Interest expense	—	—	—
Loss on sale/disposal of equipment	—	—	—

Income before income taxes	23.5	20.5	13.0
Provision for income taxes	0.5	0.2	4.2

Net income	23.0%	20.3%	8.8%

Comparison of the Years Ended December 31, 2003 and 2004

        Revenue.    Revenue increased from $28.7 million in 2003 to $58 million in 2004, a 102.4% increase. This increase was primarily due to an increase in the number of paid ads delivered across our website network as well as a slight increase in the average price of existing ad formats as compared to the prior period. This growth in volume and ad pricing was partially offset by a shift in mix to include new lower priced advertising formats.

        Cost of revenue.    Cost of revenue increased from $19.2 million in 2003 to $38.1 million in 2004, a 97.7% increase. Our cost of revenue decreased slightly as a percentage of revenue from 67.1% in 2003 to 65.6% in 2004. This increase in absolute dollars was primarily due to an increase in the volume of advertising sold to advertisers resulting in increased publisher revenue-share costs. The percentage of revenue we shared with publishers remained relatively constant and we continued to pay our publishers primarily on a cost-per thousand impressions basis, the shift to cost-per-action and cost-per click priced advertising campaigns resulted in improved gross margins.

        Sales and marketing.    Sales and marketing expenses increased from $2.2 million in 2003 to $6.8 million in 2004, a 215.3% increase. Our sales and marketing expenses increased as a percentage of revenue from 7.5% in 2003 to 11.8% in 2004. This increase in sales and marketing expenses was primarily the result of hiring additional sales and marketing personnel, combined with expanded marketing and advertising costs.

        Technology.    Technology expenses increased from $0.4 million in 2003 to $2.3 million in 2004, a 468.9% increase. Our technology expenses increased as a percentage of revenue from 1.4% in 2003 to 3.9% in 2004. This increase in our technology expenses primarily resulted from an increase in technology personnel.

        General and administrative.    General and administrative expenses increased from $1 million in 2003 to $2.7 million in 2004, an increase of 166.7%. Our general and administrative expenses increased as a percentage of revenue from 3.6% in 2003 to 4.8% in 2004. This increase in general and administrative expenses was primarily due to the hiring of additional personnel and expansion into new facilities.

        Stock-based compensation.    Stock-based compensation in 2003 was $0 compared to $0.6 million in 2004. The increase in stock based compensation was primarily a result of recognizing the impact of the deemed fair value of the option exercise prices for stock option grants during the period.

        Interest and other income (expense), net.    Interest and other income (expense), net in 2003 amounted to income of $2,000 compared to $0.1 million in 2004. The change was primarily a result of increasing average cash balances in our money market account.

        Provision for income taxes.    Provision for income taxes increased from $55,000, an effective tax rate of 1.0%, in 2003, to $2.4 million, an effective tax rate of 32%, in 2004. During all of 2003 and through September 27, 2004, we elected to be taxed as a subchapter S corporation for federal and state income tax purposes, and our income, deductions, gains, losses, tax credits and other tax attributes were passed through and taxed directly to our stockholders. Our subchapter S corporation status was revoked on September 27, 2004 in connection with the issuance of our Series A Preferred Stock and we now operate as a C corporation and are subject to federal and state tax in the United States.

Comparison of the Years Ended December 31, 2002 and 2003

        Revenue.    Revenue increased from $17.7 million in 2002 to $28.7 million in 2003, a 62.3% increase. This increase in revenue was primarily due to an increase in the number of paid ads delivered across our network as well as an increase in the average price of existing ad formats as compared to the prior period. The growth in volume was partially offset by a shift in mix to lower priced advertising formats.

        Cost of revenue.    Cost of revenue increased from $11.8 million in 2002 to $19.2 million in 2003, a 63.6% increase. Our cost of revenue increased as a percentage of revenue from 66.6% in 2002 to 67.1% in 2003. The percentage of revenue we share with publishers remained relatively constant compared to the prior period, the increase was primarily due to an increase in the cost of maintaining and upgrading our computer and communications systems.

        Sales and marketing.    Sales and marketing expenses increased from $1 million in 2002 to $2.2 million in 2003, a 117.1% increase. Our sales and marketing expenses increased as a percentage of revenue from 5.6% in 2002 to 7.5% in 2003. This increase in sales and marketing expenses was primarily the result of hiring additional sales and marketing personnel, combined with expanded marketing and advertising costs.

        Technology.    Technology expenses increased from $0.3 million in 2002 to $0.4 million in 2003, a 16.5% increase. Our technology expenses decreased as a percentage of revenue from 2% in 2002 to 1.4% in 2003. This increase in our technology expenses in absolute dollars was primarily the result of an increase in technology personnel. The decrease in our technology expenses as a percentage of revenue was primarily the result of our rate of revenue growth.

        General and administrative.    General and administrative expenses increased from $0.4 million in 2002 to $1 million in 2003, an increase of 147.6%. Our general and administrative expenses increased as a percentage of revenue from 2.4% in 2002 to 3.6% in 2003. This increase in our general and administrative expenses resulted from the hiring of additional personnel and expansion into new facilities.

        Interest and other income (expense), net.    Interest and other income (expense), net for the year ended December 31, 2002 amounted to income of $0.02 million compared to income of $2,000 for the year ended December 31, 2003. The change was primarily a result of a loss on sale of equipment.

Comparison of the Years Ended December 31, 2001 and 2002

        Revenue.    Revenue increased from $4.5 million in 2001 to $17.7 million in 2002, a 294.3% increase. This increase in revenue was primarily due to an increase in the number of paid ads delivered across our network and a shift in mix to higher priced ad formats.

        Cost of revenue.    Cost of revenue increased from $3.1 million in 2001 to $11.8 million in 2002, a 277.8% increase. Our cost of revenue decreased as a percentage of revenue from 69.5% in 2001 to 66.6% in 2002. This increase in absolute dollars was primarily due to an increase in the volume of advertising sold to advertisers resulting in increased revenue share payments to our publishers. The decrease as a percentage of revenue was primarily due to our revenue growing faster than our cost of maintaining and upgrading our computer and communications systems.

        Sales and marketing.    Sales and marketing expenses increased from $0.2 million in 2001 to $1 million in 2002, a 334.5% increase. Our sales and marketing expenses increased as a percentage of revenue from 5.1% in 2001 to 5.6% in 2002. This increase in sales and marketing expenses was primarily the result of hiring additional sales and marketing personnel, combined with expanded marketing and advertising.

        Technology.    Technology expenses increased from $0.2 million in 2001 to $0.3 million in 2002, a 56.1% increase. Our technology expenses decreased as a percentage of revenue from 4.9% in 2001 to 2% in 2002. This increase in our technology expenses in absolute dollars was primarily the result of an increase in technology personnel. The decrease in our technology expenses as a percentage of revenue was primarily the result of our rate of revenue growth.

        General and administrative.    General and administrative expenses increased from $0.2 million in 2001 to $0.4 million in 2002, an increase of 118.7%. Our general and administrative expenses decreased as a percentage of revenue from 4.3% in 2001 to 2.4% in 2002. The increase in our general and administrative expenses in absolute dollars primarily resulted from an increase in hiring additional personnel. The decrease in our general and administrative expenses as a percentage of revenue was primarily the result of our rate of growth.

        Interest and other income (expense), net.    Interest and other income (expense), net for the year ended December 31, 2001 amounted to income of $7,000 compared to income of $0.02 million for the year ended December 31, 2002. The change was primarily a result of increased interest income due to an increase in our cash balance.

Quarterly Results of Operations

        The following table sets forth our unaudited quarterly income statement data for the eight quarters ended December 31, 2004. This data has been derived from the unaudited interim financial statements prepared on the same basis as the audited financial statements contained in this prospectus and, in our opinion, includes all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information. This data should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results for any future period.

	Three Months Ended
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(in thousands)
	(unaudited)
Revenue	$5,179	$6,093	$7,187	$10,204	$10,922	$12,222	$15,842	$19,029
Cost of revenue	3,495	4,013	4,890	6,848	7,380	8,056	10,252	12,367

Gross profit	1,684	2,080	2,297	3,356	3,542	4,166	5,590	6,662
Operating costs:
Sales and marketing	418	457	496	789	893	1,409	2,368	2,140
Technology	170	39	69	124	373	532	946	436
General and administrative	260	233	223	329	404	492	865	1,026
Stock-based compensation	—	—	—	—	—	—	37	607

Total operating costs	848	729	788	1,242	1,670	2,433	4,216	4,209

Operating income	836	1,351	1,509	2,114	1,872	1,733	1,374	2,453
Interest and dividend income	5	5	4	5	6	6	11	101
Interest expense	—	(1)	(2)	(2)	(2)	(2)	(2)	(2)
Loss on sale/disposal of equipment	—	—	(12)	—	—	—	—	(2)

Income before income taxes	841	1,355	1,499	2,117	1,876	1,737	1,383	2,550
Provision for income taxes	14	14	14	13	43	14	1,291	1,064

Net income	$827	$1,341	$1,485	$2,104	$1,833	$1,723	$92	$1,486

        The following table sets forth our quarterly statements of income data for the eight quarters ended December 31, 2004 as a percentage of revenue.

	Three Months Ended
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	67.5	65.9	68.0	67.1	67.6	65.9	64.7	65.0

Gross profit	32.5	34.1	32.0	32.9	32.4	34.1	35.3	35.0
Operating costs:
Sales and marketing	8.1	7.5	6.9	7.7	8.2	11.5	14.9	11.2
Technology	3.3	.6	1.0	1.2	3.4	4.4	6.0	2.3
General and administrative	5.0	3.8	3.1	3.2	3.7	4.0	5.5	5.4
Stock-based compensation	—	—	—	—	—	—	0.2	3.2

Total operating costs	16.4	11.9	11.0	12.1	15.3	19.9	26.6	22.1

Operating income	16.1	22.2	21.0	20.8	17.1	14.2	8.7	12.9
Interest and dividend income	0.1	0.1	0.1	0.1	—	—	—	0.5
Interest expense	—	—	—	—	—	—	—	—
Loss on sale/disposal of equipment	—	—	(0.2)	—	—	—	—	—

Income before income taxes	16.2	22.3	20.9	20.9	17.1	14.2	8.7	13.4
Provision for income taxes	0.3	0.2	0.2	0.1	0.4	0.1	8.1	5.6

Net income	15.9%	22.1%	20.7%	20.8%	16.7%	14.1%	0.6%	7.8%

        Our revenue generally increased in each quarter primarily from an increase in the number of paid ads delivered across our website network. Our costs of revenue generally increased each quarter as a result of the increase in publisher revenue share costs related to the increasing volume of advertising sold to advertisers quarter over quarter. The quarter over quarter increase in operating expenses was directly related to the addition of employees commensurate with the growth in our business. The quarter ended September 30, 2004 reflects approximately $1 million of costs related to the termination of our ownership equivalent plan as final payments to employees in conjunction with the plan termination on September 27, 2004, which is allocated across cost of revenue and all operating expense categories.

Liquidity and Capital Resources

        With the exception of an initial equity financing of $0.4 million in 2000, we have principally financed our operations through internally generated funds. On September 28, 2004, the Company closed a private placement of preferred shares in which we sold 2,131,285 shares of our Series A Preferred Stock at a price per share of $35.19 for an aggregate purchase price of approximately $75 million. We used approximately $55 million of the proceeds from the sale of the Series A Preferred Stock to repurchase 1,562,944 shares of our common stock held by our founders and employees at the same $35.19 issue price. Of the proceeds that went to our stockholders, $3 million was placed into escrow to cover the stockholders' indemnification obligations and an additional $0.7 million went to cover their expenses. Approximately $20 million of our net proceeds from the sale of our Series A Preferred Stock remains on our balance sheet as cash, cash equivalents and short-term investments, and we expect to use these funds to finance our future growth.

        Our principal sources of liquidity are our cash, cash equivalents and short-term investments as well as the cash flow that we generate from our operations. Short-term investments consist of highly liquid commercial paper as of December 31, 2004.

        Our net cash provided by operating activities was $9.9 million in 2004, as compared to $5.1 million in 2003 and $2.9 million in 2002. Net cash provided by operating activities in 2002 and 2003 was primarily the result of our growth in profitability.

        Accounts receivable from our advertisers has increased with our revenue growth. Our day's sales in outstanding receivables increased to 42 days at December 31, 2004 compared to 37 days at December 31, 2003. Our accounts receivable balance increased by $1.2 million, $1.8 million and $4.6 million in 2002, 2003 and 2004. The growth in receivables is anticipated to continue if our revenue continues to increase and this will continue to have a significant impact on our cash flows from operations.

        Our net cash used in investing activities was $10.4 million in 2004 compared to $1.2 million in 2003 and $0.4 million in 2002. In 2004, we invested $8.0 million of our net proceeds from the sale of our Series A Preferred Stock in short-term investments. Our other investing activities primarily represent the acquisition of property and equipment as well as software development and domain names. In 2002, 2003 and 2004, we added $0.1 million, $0.7 million and $1.6 million of property and equipment, respectively, including capital expenditures in 2004 to enhance our facilities. We expect to continue to invest in our facilities and technology to support our operations and remain competitive and expect to spend approximately $2.5 million to $3 million in capital expenditures in 2005, exclusive of acquisitions.

        Our net cash provided by financing activities was $11.2 million in 2004 compared to $4.2 million used in financing activities in 2003 and $0.6 million in 2002. Historically, cash used in financing activities has been due to distributions to stockholders during the time period that we elected to be treated as a subchapter S corporation. Cash provided by financing activities was generated from the sale of Series A Preferred Stock and from shares issued upon the exercise of stock options, offset partially by the repurchase of common stock.

        During the time period that we elected to file taxes as a subchapter S corporation, we made regular cash distributions to our stockholders. These stockholder distributions were $0.6 million, $4.4 million and $7.1 million, respectively, in 2002, 2003 and 2004, including a final cash distribution to our former subchapter S corporation stockholders of approximately $3.2 million on December 16, 2004.

        We believe that our current cash and cash equivalents, short-term investments and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures of approximately $2.5 million to $3 million for 2005, and various contractual obligations, for at least the next 12 months. Our primary uses of cash in our operations are to make the required payments to our website publishers, as well as to cover operating expenses and meet future tax obligations. We expect that our future cash requirements will be significantly higher than our historical cash requirements as we continue to grow our business. We also expect that the impact of the seasonality of our business will be more pronounced in the future, and the timing of our expenditures, including those related to personnel and capital items, may not coincide with our cash collections. Historically, our cash flow from operations has generated sufficient cash to cover our operations and meet obligations. Although our historical cash flows are not a predictor of future cash flows, we expect that future revenues and related collections should be sufficient to meet our anticipated obligations and we believe our current cash and cash equivalent position is sufficient to cover any disparity in timing between receipt of our revenues and payment of our expenses. Factors which impact the timing of our receipt of revenue include competitive conditions in our industry for extending credit to customers, the financial health of our customers and their ability to make payments to us in accordance with the credit terms we established with them. The timing of payments for our expenses are dependent on the amounts and timing of services and obligations contracted for, however, we currently anticipate no material change in the timing of payments we make to our publishers. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources of cash are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all.

        The net proceeds from this offering will provide us additional liquidity for use in the expansion of our operations, increased working capital needs, investment in new product development and strategic initiatives. We expect to invest a portion of the net proceeds from this offering in short term interest-bearing, investment-grade securities, which will result in additional interest income.

Indebtedness

        As of December 31, 2004, we had $77,000 indebtedness related to the purchase of equipment, which we intend to repay prior to the offering, and no outstanding debt securities, material contingent liabilities or material mortgages or liens.

Contractual Obligations

        Our major outstanding contractual obligations relate to our notes payable related to purchases of fixed assets, operating lease obligations and contractual obligations, primarily consisting of bandwidth and content delivery. There are no significant provisions in bandwidth or content delivery arrangements that are likely to create, increase, or accelerate obligations due thereunder other than changes in usage fees that are directly proportional to the volume of activity in the normal course of our business operations. We have no long-term obligations of more than three years. We have summarized in the table below our fixed contractual cash obligations as of December 31, 2004.

	Total	Less than 1 Year	1 to 3 Years
	(in thousands)
Notes payable related to the purchase of fixed assets	$121	$46	$75
Operating lease obligations	668	499	169
Contractual obligations	498	448	50

Total	$1,287	$993	$294

Critical Accounting Policies and the Use of Estimates

        Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

        Our significant accounting policies are described in Note 1 of the notes to our financial statements, and of those policies, we believe that the following accounting policies involve the greatest degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

  Revenue Recognition

        We recognize revenue in accordance with the guidelines of SEC Staff Accounting Bulletin, or SAB, No. 104 "Revenue Recognition" and Emerging Issues Task Force Issue ("EITF") 00-21 "Revenue Arrangements with Multiple Deliverables."

        We recognize revenue when the advertising impression is served (for cost-per-thousand impressions contracts) or when the specified click or other action occurs or when lead-based information is delivered (for cost-per-click and cost-per-action contracts), provided that we have no significant remaining obligations, collection of the resulting receivable is reasonably assured and prices are fixed and determinable.

        We assess the likelihood of collection based on a number of factors, including past transaction history with the customer and the credit worthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. Cash received in advance is recorded as deferred revenue until earned.

  Accounting for Stock-Based Compensation

        We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and comply with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference between the deemed fair value of our common stock and the exercise price on the date of grant. We account for non-employee stock-based awards, in which goods or services are the consideration received for the equity instruments issued, in accordance with the provisions of SFAS No. 123 and related interpretations. We have recorded compensation charges for issuances of stock awards where the exercise price was less than the deemed fair value of the underlying stock for financial accounting purposes. See "—Results of Operations—Stock-Based Compensation."

        In connection with the grant of common stock awards, we have recorded deferred stock-based compensation for the difference between the exercise price and the deemed fair value for financial accounting purposes of the underlying shares of stock and option awards to employees on the date of the grant.

        During 2004, we granted stock options with exercise prices ranging from $7.00 per share to $17.50 per share and deemed fair values for accounting purposes for the same period ranging from $7.00 per share to $76.78 per share, resulting in deferred stock-based compensation of $7.9 million in 2004. All stock options granted to our employees, officers and directors under our equity plans were intended to be exercisable at a price per share not less than the fair value of the shares of our common stock underlying those options or awards on their respective dates of grant. Because there has not been a public market for our shares prior to this offering, our board of directors determined these exercise prices in good faith, based on the best information available to the board and our management at the time of grant.

        We did not obtain contemporaneous valuations by an unrelated valuation specialist at the times we issued stock options or awards because our board of directors believed the best indicator of fair value was to consider our relative scale and profitability as a private company at that time. As a result, we relied on numerous objective and subjective factors and methodologies to value our common stock at different stages of our growth. In addition, our board of directors believed that, because of the early stage of our business, traditional valuation approaches used by independent valuation firms, such as an income approach, would not be relevant. Subsequently, in anticipation of this offering, we reassessed the valuations of our common stock using a retrospective valuation performed by management, which included subjective judgments. The deemed fair value of our common stock was determined using a combination of a market approach at several key dates and straight-line interpolation of the deemed fair value at those dates to the contemplated initial public offering price. Management's valuation took into consideration the following factors:

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  key company milestones;

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  third-party preferred stock investments and related common stock implied values based on preferred stock preferences;

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  comparable company analysis;

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  key industry and market factors; and

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  the likelihood of an initial public offering.

        The differences between the range of deemed fair values of $7 to $76.78 per share for options and awards granted during the last twelve months and the assumed initial public offering price of $        per share, the midpoint of the range set forth on the front cover of this prospectus, were a result of the following factors:

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  During the quarter ended December 31, 2003, we believed that the probability of an initial public offering was low given the early stage of our business and the condition of the capital markets. Based on prevailing capital market requirements, we believed we would need to have significant growth in revenue and sustained profitability to be a viable initial public offering candidate. Accordingly, for most of 2003, we believed that the likelihood of an initial public offering was remote, and we believed that our shareholders would be more likely to obtain liquidity through a private sale of the business or a merger with a third party.

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  During the quarter ended March 31, 2004, our revenue grew by approximately 7% from the final quarter in 2003. We continued to believe the likelihood of an initial public offering was remote because we had not achieved the necessary revenue scale or profitability.

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  During the quarter ended June 30, 2004, our revenue grew by approximately 11% over the previous quarter and we conducted meetings over several months with private equity and venture capital firms regarding a potential liquidity event for our shareholders and an investment in the Company. Given the market conditions during this period, we continued to believe that liquidity for our shareholders was more likely to be obtained through private investment or sale rather than a public offering.

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  During the quarter ended September 30, 2004, we entered into a Recapitalization Agreement dated September 9, 2004, with Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership, Highland Entrepreneurs' Fund VI Limited Partnership, Oak Investment Partners XI, Limited Partnership, Steamboat Ventures, LLC and Steamboat Ventures Manager, LLC, David Gross and Jeff Pryor, pursuant to which we sold 2,131,285 shares of our Series A Preferred Stock at a price per share of $35.19 for an aggregate purchase price of approximately $75 million. We used approximately $55 million of the proceeds from the sale of the Series A Preferred Stock to repurchase 1,562,944 shares of our common stock at a price per share of $35.19. Of the proceeds that went to our stockholders that participated in the repurchase transaction, $3 million was placed into escrow to cover the stockholders' indemnification obligations and an additional $0.6 million went to their expenses. The net proceeds of approximately $20 million to us from the private placement and repurchase transactions remains on our balance sheet, and we expect to use these funds to finance our growth in the future.

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  We retained underwriters on November 22, 2004 to advise us on a potential initial public offering and on December 22, 2004, we filed the registration statement of which this prospectus is a part.

        Although it is reasonable to expect that the completion of this offering will add value to shares of our common stock because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty. We recognize compensation expense as we amortize the deferred stock-based compensation amounts on a straight-line basis over the related vesting periods, generally over three to four years.

        During 2004, we recorded deferred stock-based compensation to stockholders equity of $7.9 million, related to the final remeasurement of the grant of options. Future annual amortization of deferred stock-based compensation for these options as of December 31, 2004 is as follows (in thousands):

Years Ending December 31,
2005	$2,433
2006	$1,977
2007	$1,703
2008	$1,136

  Accounts Receivable and the Allowance for Doubtful Accounts

        We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. We regularly monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that have been experienced in the past.

        The allowance for doubtful accounts for estimated losses results from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

  Short-Term Investments

        We record an impairment charge when we believe our short-term investments have experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

  Accounting for Software Development Costs for Internal Use

        In accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we capitalize and amortize over the expected life of a software asset the costs incurred during the application development stage including the following: (1) external direct costs of materials and services consumed in developing or obtaining software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material. We expense the costs of research, during the preliminary project stage and costs incurred for training and maintenance.

  Impairment of Long-Lived Assets

        We assess impairment of our other long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by us include:

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  significant underperformance relative to expected historical or projected future operating results;

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  significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

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  significant negative industry or economic trends.

        When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, we recognize an impairment loss. We report an impairment loss in the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows if not. To date, we have not had an impairment of long-lived assets.

  Accounting for Income Taxes

        We account for income taxes using the asset and liability method in accordance with SFAS 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities. We periodically review the likelihood that we will realize the value of our deferred tax assets and liabilities to determine if a valuation allowance is necessary. At December 31, 2004 there was no valuation allowance against net deferred tax assets. If we determine in the future that it is more likely than not that we will realize any future deferred tax assets for which we previously provided a valuation allowance, we would reduce the existing valuation allowance and recognize income in the amount of the reduction. Conversely, if we determine that we would not be able to realize any future recorded net deferred tax asset, we would increase the valuation allowance and recognize the increase as a charge to our results of operations in the period when we reached the conclusion.

        From inception to December 31, 2001, we operated as a C corporation. Effective January 1, 2002, we elected to be taxed as a subchapter S corporation for income tax purposes. Income, deductions, gains, losses, tax credits and other tax attributes of the corporation pass through were taxed directly to the stockholders for 2002, 2003 and the period from January 1, 2004 through September 27, 2004. On September 27, 2004, we revoked our subchapter S corporation status and we now operate as a C corporation. Under SFAS 109, in connection with the revocation of subchapter S, we recognized both a federal and state tax provision in the amount of $1.2 million and $0.2 million, respectively, arising from the change from non-taxable subchapter S to taxable entity status as a C corporation.

        In addition, we operate within multiple domestic taxing jurisdictions and are subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that our financial statements reflect a reasonable assessment of our income tax liability, it is possible that the ultimate resolution of these issues could significantly differ from our original estimates.

  Contingencies and Litigation

        We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, "Accounting for Contingencies" and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Off-Balance Sheet Arrangements

        We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions, foreign currency forward contracts or any other off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

        Our exposure to adverse movements in foreign currency exchange rates is primarily related to nominal payments to international website publishers. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our financial statements or results of operations. All of our sales are denominated in U.S. Dollars.

Interest Rate Risk

        Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of December 31, 2004, our cash equivalents consisted of money market funds. Due to the short-term nature of our investment portfolio, we do not believe that an immediate 10% increase interest rates would have a material effect on the fair market value of our investment portfolio. We believe that we have the ability to liquidate this portfolio in short order and we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued its final standard on accounting for share-based payment in FASB Statement 123R, which requires all companies to measure compensation cost for all share-based payments (including stock options) at fair value, would be effective for public companies for interim or annual periods beginning after June 15, 2005. We will adopt the standard in the quarter ending September 30, 2005 or earlier and could adopt the new standard in one of two ways—the modified prospective transition method or the modified retrospective transition method.

        We have not concluded when and how they will adopt this new standard if it is finalized. This standard will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock options rather than disclosing the impact on its consolidated result of operations within our footnotes in accordance with the disclosure provisions of SFAS 123 (see Note 1 of the notes to our financial statements included elsewhere in this prospectus). This will result in lower reported earnings per share, which could negatively impact our stock price. In addition, this could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in hiring and retaining qualified employees.

BUSINESS

Overview

        We are a provider of Internet advertising technologies and services. Advertisers pay us to place their Internet ads on third-party websites in our network and we share the revenue we receive from placing those ads with the website owners, or publishers, that provided the ad space. Our technologies and services, including our proprietary Optimization Engine, Internet ad placement bidding system, and reporting and campaign management tools, are designed to improve the effectiveness of Internet ad campaigns and provide advertisers with an increased return on their advertising expenditures. We believe our technologies and services also enhance the value of Internet ad space available on our network of more than 8,000 third-party websites.

        Advertisers use our flexible, web-based tools and services to define their marketing objectives, determine ad formats and other creative content of their campaigns and implement their Internet advertising campaigns across our network of third-party websites. Once a campaign has been set up and implemented, our Optimization Engine continuously analyzes Internet user responses to various advertising campaign elements, such as the performance of an ad on a specific website and the effectiveness of creative content to assess whether the advertiser's performance objectives are being met. Based on this analysis, our Optimization Engine continuously refines an advertiser's campaign to emphasize the elements of the campaign that meet the advertiser's campaign objectives, such as the use of specific creative content, and removes elements that do not achieve the advertiser's campaign objectives, such as ads that underperform on a specific website. We also provide advertisers with web-based reporting that automatically tracks ad delivery based on a variety of performance criteria. Using this information, advertisers can use our web-based campaign management tools to customize various aspects of their campaigns, including the scope, frequency and creative content of the deployed ads. Throughout this process, our dedicated and experienced account managers work with our advertisers to design, implement and effectively manage each advertising campaign in order to achieve their marketing objectives. We placed over 6.5 billion ads in December 2004. Our top ten advertisers accounted for 47.6% and 45.8% of our ad revenue in 2003 and 2004, respectively.

        Our network reached over 115 million unique Internet users in January 2005 according to comScore Media Metrix, giving our network one of the broadest reaches of any Internet advertising network. In determining the number of unique Internet users, comScore Media Metrix counts visitors only once in a given month regardless of the number of times they visit a website. Website publishers join our network to offer advertising space available on their websites to our advertisers. We have built our network of more than 8,000 third-party websites by offering publishers attractive pricing and revenue sharing arrangements, easy-to-use, web-based tools and quality service. Our network of third-party websites includes branded websites that offer large volumes of advertising space as well as a substantial number of websites that reach Internet users with highly-targeted demographics and interests. We price advertising space on our network using our ad placement bidding system, which we believe enhances the value of website advertising space available on our network of third-party websites. We also provide publishers with web-based reporting and management tools that allow them to exercise control over the frequency, pricing, creative content and format of ads we place on their websites.

Industry Background

        The Internet continues to be a powerful and rapidly growing medium that enables advertisers to effectively target consumers. According to Forrester Research, the U.S. Internet advertising market, which is comprised primarily of display advertising and search engine marketing, was approximately $7 billion in 2003, which represented 3% of the total U.S. advertising market. Forrester Research projects U.S. Internet advertising to grow to $15.6 billion in 2008, representing a compound annual growth rate of 17.5% over that time period. We believe that this market growth is due to increased broadband access, growing consumer Internet usage and the benefits offered by Internet advertising relative to traditional media, including:

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  Interactivity.  The interactive nature of the Internet enables consumers to respond directly to Internet marketing messages, request additional information and purchase goods and services online. This enables advertisers to more effectively convert Internet users to leads or customers based on these responses.

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  Rapid and measurable feedback.  The Internet provides an opportunity for advertisers to obtain a wide range of detailed, rapid feedback on advertising campaign effectiveness, allowing them to dynamically adjust their campaigns to improve performance.

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  Targeted Advertising.  The Internet provides advertisers the opportunity to more effectively target consumers based on their affinities, demographics and geographic location.

        We believe the growth in Internet advertising is also being driven by an increase in performance-based advertising. Advertising historically has been purchased on a cost-per-thousand-impressions basis, where an advertiser pays for advertising based on the number of times an ad is viewed. Internet advertising, however, increasingly is being purchased on a performance-based model, such as cost-per-action, where an advertiser only pays when an Internet user performs a specified action, such as a click-through or user registration, in response to an ad. Performance-based Internet advertising technologies and services allow advertisers to pay for an ad only when that ad produces the user response specified by the advertiser. We cannot provide any assurance that we will benefit from the projected growth in Internet advertising.

Internet Advertising Market Challenges

        Despite the benefits of Internet advertising, we believe advertisers and publishers seeking to take advantage of the Internet's potential face numerous challenges.

        Challenges Faced by Advertisers.    The challenges faced by advertisers include:

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  Generating an attractive return on advertising expenditures.  We believe that, while the Internet represents an attractive advertising medium, several inefficiencies can hinder an advertiser's ability to generate a positive return on its advertising expenditures. Ad redundancy, where a user is shown an ad on a repetitive basis, poor ad targeting, or ineffective creative content or ad format can result in underperforming Internet advertising campaigns that fail to meet advertisers' campaign objectives. Additionally, it can be difficult to accurately measure return on advertising expenditures when an advertiser chooses a campaign based on the number of times an ad is viewed as opposed to user actions in response to the ad.

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  Assessing and actively managing advertising campaigns.  To assess a campaign's effectiveness and rapidly make informed modifications to improve campaign performance, advertisers need access to complex computer networking, software applications and systems that provide these functions. Developing these technologies demands significant investments and technical expertise.

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  Reaching the right audience.  To reach the desired audience in terms of both user profile and size, an Internet advertiser may have to advertise across hundreds of websites using multiple ad formats. The ability to deliver ads across multiple websites requires significant technical capabilities and involves costs associated with managing relationships with multiple website publishers, including negotiating and executing contracts and keeping track of available advertising space.

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  Complexity of implementing advertising campaigns.  The complex nature of Internet advertising requires advertisers to identify and manage multiple campaign elements, including creative content and technical requirements, performance, measurement tools and pricing. This complexity is compounded by the wide variety of media and measurement methods used in Internet advertising.

        Challenges Faced by Publishers.    The challenges faced by publishers include:

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  Attracting advertisers.  Publishers desiring to sell website advertising space need to attract advertisers to their websites. This can be difficult due to the large number of websites, limited resources focused on advertising sales and the fragmented nature of the Internet.

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  Maximizing revenue opportunities.  Each unique visit to a website or use of a search engine, e-mail or Internet software application represents an opportunity to display an ad and generate revenue. In order to maximize its advertising revenue, a publisher must find the advertiser that is willing to pay the highest price for its current volume of Internet advertising space.

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  Controlling advertising space.  The ads displayed on a website can dramatically affect the experience of users of that website. Publishers have an interest in actively controlling the content and frequency of ads displayed on their websites and need easy-to-use technologies that give them this control.

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  Developing technology to support complex and changing advertiser requirements.  The Internet advertising market is evolving rapidly and publishers must have the resources to respond to the increasing technological sophistication and complex needs of their advertisers. Publishers must continually assess the value and volume of their advertising space when identifying, negotiating with and managing multiple advertiser prospects and clients. Additionally, the complex nature of Internet advertising imposes significant technical and administrative burdens on publishers. These technical and administrative issues are particularly challenging to publishers that lack sufficient technical and sales capabilities.

The Fastclick Solution

        We believe our performance-based Internet advertising technologies and services effectively address the challenges faced by advertisers and publishers. We help Internet advertisers increase their return on advertising expenditures and publishers enhance the value of their Internet advertising space through a combination of our proprietary Optimization Engine, ad placement bidding system and reporting and campaign management tools. We intend to improve our existing performance-based technologies and services and develop new technologies to address the constantly evolving needs of advertisers and publishers.

        We believe our competitive strengths include:

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  Our Optimization Engine.  Utilizing advanced mathematical algorithms, our proprietary Optimization Engine is designed to improve advertising campaign performance by continuously analyzing Internet user responses to various advertising campaign elements and automatically modifying the campaign parameters to deliver the types and formats of ads eliciting the greatest number of user responses that meet the advertiser's campaign objectives to the websites yielding the greatest number of specified Internet user responses. Our Optimization Engine analyzes various campaign elements, including website, creative content, targeting and other variables. Through this process, we reduce Internet ad redundancy, poorly targeted placements and other Internet advertising inefficiencies.

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  Our network of websites.  Our network reached over 115 million unique Internet users in January 2005 according to comScore Media Metrix, giving our network one of the broadest reaches of any Internet advertising network. We have built our network of more than 8,000 third-party websites by offering publishers attractive pricing and revenue-sharing arrangements, easy-to-use, web-based tools and quality services. Our network allows us to offer advertisers a significant volume of Internet advertising space across a wide variety of content channels. We maintain the quality of our network by periodically evaluating each website in our network to ensure it meets our content standards. We believe the size and quality of our network creates efficiencies that benefit both advertisers and publishers. Our ability to analyze large numbers of advertising campaigns across our network provides us with data that we can use to improve campaign performance for all of our advertisers. Publishers on our network also derive benefits from access to a larger market of advertisers competing for their advertising space.

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  Efficient pricing for advertisers and publishers.  Our ad placement bidding system prices advertising space based on current supply and demand for advertising space on our network. Advertisers bidding the highest price for advertising space receive priority delivery of their ads, subject to certain rules which may be set by us, our advertisers or our publishers. Our ad placement bidding system enables advertisers to more efficiently meet their campaign objectives and enhances the value of publishers' advertising space available on our network.

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  Reporting and campaign management tools.  Our easy-to-use, web-based campaign management tools provide customized campaign reporting, updated hourly, to advertisers and publishers. Advertisers can obtain a wide range of detailed feedback on ad placement, impressions, clicks, actions and overall advertising campaign effectiveness, and then use our campaign management tools to optimize their overall marketing efforts in response to that feedback. Publishers can also use our tools to view detailed information regarding the ads appearing on their websites, and exercise control over the frequency, pricing, creative content and format of those ads.

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  Outstanding customer service.  We believe our account managers provide outstanding account management service that increases the effectiveness of our advertisers' campaigns.

        Benefits to Advertisers.    Our technologies and services deliver the following benefits to advertisers:

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  Increased return on advertising expenditures.  Our Optimization Engine is designed to increase advertiser return on their advertising expenditures by delivering higher performing ads, based on creative content, to those websites that meet the advertiser's objectives and by removing creative content and ads that underperform on specific websites. Our Optimization Engine is distinct from, and we believe complementary to, campaign targeting. Targeting in advertising is based on predetermined market research, historical testing, assumptions and experience from prior campaigns. Our optimization technologies improve upon static targeting by applying a set of delivery rules specific to each user, website, creative content and advertising campaign. These rules combine predetermined parameters set by the advertiser and our extensive optimization algorithms.

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  Detailed, hourly campaign performance feedback.  Our web-based reporting tools provide detailed campaign statistics, such as the number of impressions, clicks and actions generated by each ad in a campaign that are broken down by category, sub-category and website. These statistics are updated hourly, 24 hours a day, 7 days a week.

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  Flexible set-up and campaign management tools.  Using our web-based tools, advertisers create campaigns for deployment on our network by setting their budget, determining targeting criteria, including geography, day part or website category and selecting creative content such as ad format, type and appearance. Using the information provided by the reports we provide, advertisers use our web-based campaign management tools to efficiently and dynamically manage their Internet advertising campaigns, including loading and changing a campaign's creative content, changing targeting and pausing a campaign. Our campaign managers advise and assist advertisers throughout this process.

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  Access to large amounts of higher-performing advertising space.  Through our ad placement bidding system, our advertisers can bid higher prices to access a greater volume of advertising space on those websites generating Internet user responses most closely meeting the advertiser's campaign objectives.

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  Broad reach.  Through our network, we offer our advertisers access to over 8,000 third-party websites, which, according to comScore Media Metrix, reached over 115 million unique Internet users in January 2005. Our broad and growing network of third-party websites enables advertisers to deliver the right marketing message to the right Internet users at the right time.

        Benefits to Website Publishers.    Our technologies and services deliver the following benefits to publishers:

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  Enhanced value of advertising space.  Our ad placement bidding system selects the highest bidding advertising campaign for priority delivery across our network, subject to certain rules that may be set by us, our advertisers or our publishers. This system is designed to increase the amount of advertising revenue generated by the third-party websites in our network.

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  Attractive economic relationships.  Pursuant to the revenue-sharing provisions of our publisher's agreement, we generally pay publishers up to 65% of the advertising revenue we generate from their website advertising space. Additionally, we mitigate payment and performance risks for publishers. Publishers typically prefer payment on a cost-per-thousand-impressions-basis, in which they are paid for the ad impressions they serve and do not assume any performance risk, while our advertisers typically prefer to purchase advertising on a cost-per-action or cost-per-click-basis. Our technologies enable us to manage the risk associated with reconciling these preferences, while ensuring publishers are paid for the ad impressions they serve. We assume the risk of payment from advertisers and we typically pay our publishers for the advertising space within 25 business days after the end of the month.

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  Control over advertising space.  By providing the publishers with extensive information regarding advertising campaigns on the websites in our network, they are able to make better decisions regarding which campaigns to run on their websites. Publishers can exercise control over the frequency, pricing, creative content and format of ads appearing on their websites. They can also block specific types or categories of advertising campaigns from appearing on their websites. These controls enable publishers to enhance ad performance, limit ad "burn out" and improve their users' experience.

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  Ease-of-use.  We designed our technologies to enhance ease-of-use for publishers. We offer publishers a web-based tool that allows them to automatically add their websites to our network. Once a website has been added to our network, our technologies automatically begin delivering ads meeting the publisher's specified criteria, enabling the website to quickly and easily generate revenue.

Our Strategy

        Our goal is to be a leading provider of performance-based Internet advertising technologies and services to advertisers and publishers. To achieve this goal, we plan to:

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  Enhance our existing technologies.  We plan to continue to enhance our Optimization Engine so that campaign performance can be optimized based on additional variables. We also plan to improve the functionality of our ad placement bidding system and our reporting and campaign management tools to provide greater campaign control and efficiency. We expect that our planned enhancements will provide our advertisers with increased return on their advertising expenditures and our publishers with higher advertising revenue through greater campaign control and flexibility. We also plan on hiring additional personnel within our technology division throughout the next year.

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  Introduce new technologies and services.  According to Forrester Research, the U.S. search engine advertising market was $1.9 billion in 2003 and is projected to grow to $5.6 billion in 2008, representing a compound annual growth rate of 24% over that time period. Advertisers on search engines must typically go to each search engine on which they are included and manually modify their search engine advertising campaigns, including selecting and bidding on key words associated with each search engine. We are in the process of leveraging our existing technologies to develop a search engine advertising technology, which is designed to help advertisers more efficiently manage their search engine advertising campaigns across multiple third-party Internet search engines, such as Yahoo!, Google and FindWhat. This technology is also being designed to remove ads from search engines that are not meeting an advertiser's campaign objectives. We believe this technology will increase advertisers' return on their search engine advertising expenditures. We currently intend to launch our search engine advertising technology in the first quarter of 2005. In addition to our search engine advertising technology, we are developing an Internet user targeting technology that will allow us to gather, store and distribute to advertisers targeted Internet user contact and other information. We plan to launch our Internet user targeting technology in the second quarter of 2005.

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  Respond to new market opportunities.  We anticipate that as Internet usage and broadband access increases, and advertisers and publishers face new challenges, the demand for increasingly sophisticated Internet advertising technologies and services will grow. As these challenges emerge, we plan to increase our research and development efforts to respond to new market opportunities and changing advertiser, website and Internet user demands.

  •
  Expand our website network.  To increase our volume of advertising space and to enable our advertisers to reach a larger and broader demographic base of Internet users, on an on-going basis we plan to add more high-traffic websites that meet our content and quality standards. We also plan to increase the overall value of advertising space on our network by developing new and innovative ad formats.

  •
  Grow our advertiser base and gain a larger share of our advertisers' marketing spend.  Over the next two years, we intend to invest significant resources in our sales and marketing organization to attract additional advertisers and garner a larger share of our advertisers' marketing budgets. We plan to increase our sales and marketing efforts to target potential customers directly and to work with indirect channels, such as advertising agencies, to grow our advertiser base. Additionally, we will continue to work with our advertisers to demonstrate the value of our existing and future Internet advertising technologies to increase the amount of money they spend with us. We intend to hire sales representatives in key domestic markets, including New York City, Los Angeles, San Francisco and Chicago.

  •
  Expand through acquisitions.  We intend to pursue acquisition candidates to grow our advertiser and publisher base and access technology and talent. However, we have no present understandings, commitments or agreements with respect to the acquisition of any other businesses or technologies.

Our Advertisers

        The vast majority of our advertisers are direct response marketers. Direct response marketers generally place Internet ads that will generate an immediate response or action from an Internet user. We also work with brand marketers and advertising agencies that represent multiple advertisers. We represent advertisers in a variety of industries, including travel, financial services, education, telecommunications, retail, automotive, entertainment, finance, pharmaceutical and health and information technology, either directly or indirectly through an advertising agency. Our advertiser base is not concentrated by industry, and our top 20 advertisers by revenue for 2003 were from ten different industries. One of our former advertisers accounted for 11.2% of our revenue in 2003. No single advertiser represented more than 10% of our revenue in 2004. Our top ten advertisers accounted for 47.6% and 45.8% of our advertising revenue in 2003 and 2004, respectively.

        Our standard advertising contract covers both campaign management and ad delivery. Advertisers typically pay us on a 30-day, net basis. The contract is terminable at any time by the advertiser or us with no penalty upon one business day notice.

        We offer advertisers multiple pricing options to achieve their desired results. These alternatives include:

  •
  Cost-per-action, where the advertiser pays us a fee based on the number of specified Internet user responses, such as registrations, requests for information or sales that its ads produce;

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  Cost-per-click, where the advertiser pays us a fee based on the number of clicks its ads generate; and

  •
  Cost-per-thousand impressions, where the advertiser pays us a fee based on the number of times its ads are shown, referred to as impressions.

        We also offer advertisers new creative advertising formats to provide a variety of media options, as evidenced by our implementation of industry standard formats such as interstitials, InVues and larger in-page formats, like leaderboards, skyscrapers and rectangles, and the incorporation of audio and video content in all advertising formats. All of our advertising formats comply with the Internet Advertising Bureau standards.

Our Publishers and Website Network

        Our network reached over 115 million unique Internet users in January 2005 according to comScore Media Metrix, giving our network one of the broadest reaches of any Internet advertising network. Our website network of more than 8,000 third-party websites extends across 18 distinct content channels. Our network includes branded websites that offer large volumes of advertising space as well as a substantial number of websites that reach Internet users with highly-targeted demographics and interests. We maintain the quality of our network by periodically evaluating each website in our network to ensure it meets our content standards. The vast majority of our publishers added their websites to our network using our automated web-based sign-up tools. No single publisher accounted for more than 10% of our publisher expenses during 2003 or 2004. Yahoo! represented 25.9% of our publisher expenses during 2002. Our top ten publishers accounted for 22.6% and 21.6% of our publisher expenses in 2003 and 2004, respectively.

        Our standard publisher's agreement covers the provision and use of website advertising campaigns and the related payments. We typically pay a vast majority of our publishers within 25 business days after the end of the month under the revenue-sharing provisions of our publisher's agreement pursuant to which we generally pay them up to 65% of the advertising revenue we generate from ads placed on their websites. We can terminate our publisher agreements at any time without penalty.

        Our 18 content channels, which are further divided into 201 sub-content channels, include the following:

Arts & Humanities	Family & Living	Music & Radio
Autos, Boats & Planes	Health & Fitness	News & Reference
Business Management	Hobbies & Interests	Science, Nature & Technology
Careers & Education	Internet	Shopping
Computers & Software	Money & Finance	Sports & Recreation
Entertainment & Leisure	Movies & Television	Travel

Sales and Marketing

        Our sales and marketing team markets our proprietary optimization technologies and services directly to advertisers and indirectly to advertising agencies and other companies that represent multiple advertisers. We have account executives located in our Santa Barbara, California headquarters, as well as in other cities including New York, Los Angeles, and San Francisco. During the next two years, we intend to expand our sales and marketing team.

        We primarily acquire advertisers through our direct sales force. We also use a variety of traditional and web-based channels including direct marketing, print advertising in trade journals, field sales, client referrals, trade shows, industry conferences, Internet advertising and our website.

        Our account managers use their Internet advertising campaign expertise to assist existing and potential advertisers with various elements of their Internet campaigns, including media selection, creative content advice, reporting and campaign monitoring. We consider our account managers to be the primary customer contact for all of our advertisers' Internet campaign management needs. We believe our account managers, together with our technology infrastructure, provide a higher level of customer service for our advertisers.

        Our publisher acquisition team focuses on building our network of third-party websites in order to continue to provide a large volume of advertising space. Currently, we generate publisher leads primarily through direct sales, publisher referrals, our website and responses to our marketing and public relations efforts.

Technology

        We have devoted more than four years to developing proprietary software and other technologies and services for Internet advertisers and publishers, including our proprietary Optimization Engine, ad placement bidding system, and reporting and campaign management tools. We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue to invest resources to enhance our existing, and develop new technology. In addition, we periodically evaluate new technology and software alternatives to help improve operational efficiency and reduce operating costs.

        Our Optimization Engine is an automated technology designed to improve advertisers' return on their advertising expenditures and enhance website revenue. Our Optimization Engine applies advanced mathematical algorithms to Internet users' response patterns to determine the optimal ad to deliver to available advertising space on our network of third-party websites. Based on campaign data, including pricing, website and creative content performance, targeting, advertising space and other variables, our Optimization Engine automatically refines campaign delivery and creative content selection. Once an advertiser establishes a campaign, our Optimization Engine helps an advertiser realize its campaign objectives by testing the performance of creative content and ads on various websites.

        We are in the process of leveraging our existing technologies to develop a search engine advertising technology, which is being designed to help advertisers more efficiently manage their search engine advertising campaigns across multiple third-party Internet search engines, such as Yahoo!, Google and FindWhat. This search engine advertising technology is being designed to remove ads from search engines that are not meeting an advertisers campaign objectives. In addition, our technology will contain automated processes that remove key words that do not meet an advertiser's campaign objectives and increase or decrease the bidding prices for key words based on their performance relative to the overall campaign objectives. We believe this technology will increase advertisers' return on their search engine advertising expenditures. We currently intend to launch our search engine advertising technology in the first quarter of 2005. In addition to our search engine advertising technology, we are developing an Internet user targeting technology that will allow us to gather, store and distribute to advertisers targeted Internet user contact and other information. We plan to launch our Internet user targeting technology in the second quarter of 2005.

        We serve an average of over 250 million ads per day through database clustering technology and advanced content routing algorithms. Our database clustering technology relies on our software and technology infrastructure, which provides substantial computing power at low cost. We currently use a combination of licensed and proprietary software running on clusters of servers located in Santa Barbara and San Jose, California and Ashburn, Virginia. Our technology infrastructure makes our continuous campaign reporting possible, simplifies the analysis and storage of large amounts of data, and facilitates the rapid delivery of ads across our network. By efficiently distributing our data across many servers, we have created a highly optimized, scalable system that can be easily upgraded as needed. Using three facilities to store our data provides us with system redundancy and enables us to offer rapid response time and availability to our advertisers and network of third-party websites.

        Our technology research and development efforts are critical to our success. We currently conduct our technology research and development primarily in our Santa Barbara, California headquarters through a staff of approximately 21 employees as of December 31, 2004. We intend to expand our technology research and development resources in the new facilities we are in the process of establishing in Los Angeles, California. Much of our technology expense has been focused on developing other performance-based marketing technologies and services, including search engine advertising. We currently intend to introduce our search engine advertising technologies and services in the first quarter of 2005. Some of our other current research and development efforts include continuing to enhance and improve our proprietary technologies and our database capabilities with respect to geographic targeting.

        Our technology expenses were $0.2 million in 2001, $0.3 million in 2002, $0.4 million in 2003 and $2.3 million in 2004.

Competition

        The Internet advertising market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing client demands. As demand for Internet advertising technologies and services continues to increase, we expect new competitors to enter the market and existing competitors to allocate more resources to develop and market Internet advertising services and products. As a result, we expect competition in the Internet advertising market to intensify.

        Our primary current and potential competitors include:

  •
  Internet advertising networks such as Advertising.com (acquired by AOL), ValueClick, Tribal Fusion and Burst Media;

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  Internet advertising technology providers, including search engine optimization companies; and

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  other performance-based Internet marketers, including affiliate networks.

        We also compete with large Internet companies and traditional media for a share of advertisers' overall marketing spending, including:

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  website publishers with their own sales forces that sell their advertising space directly to advertisers;

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  major Internet portals and search companies with advertising networks such as Google and Yahoo!; and

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  direct marketing, television, radio, cable and print, advertising companies.

        We believe we compete favorably in the principal competitive factors in our market, which consist of the following:

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  innovative technology allowing advertisers to track and increase their return on their advertising expenditures;

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  high volume of quality advertising space;

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  economic relationship with publishers;

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  an efficient and scalable operating model; and

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  technical capability, advertiser and publisher service and management experience.

        Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, more advertisers and significantly greater financial, technical and marketing resources than we have. Also, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. In addition, several of our competitors have combined with larger companies with greater resources than ours. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential clients than we do. They could also adopt more aggressive pricing policies and may even provide services similar to ours at no additional cost by bundling them with their other product and service offerings.

        Many of our existing competitors, as well as a number of potential new competitors, offer or may offer Internet advertising products or services that compete with our technologies and services with respect to user analysis capabilities, client service, technology functionality, strategy, ad serving technology, price or other factors. We believe our technologies and services compete adequately with respect to the Internet advertising technologies and services offered by our competitors. We are unable to accurately quantify our market share in the markets in which we operate because we believe reliable market share data is not currently available to us.

Intellectual Property

        Our intellectual property is an essential element of our business. We rely on a combination of patent, copyright, trademark and trade secret laws of the United States and other countries and confidentiality procedures to protect our intellectual property rights. Our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works. Our standard form agreements for website publishers and advertisers also contain provisions designed to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use, without consent, intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

        We are the owner of a service mark registered with the U.S. Patent and Trademark Office, "Fastclick." We do not have any patents issued by the U.S. Patent and Trademark Office for our intellectual property. We currently have one patent application pending with the U.S. Patent and Trademark Office. We do not own any copyrights registered with the U.S. Copyright office.

        In addition, we license technology and related databases from third parties related to correlation of IP geographic addresses that we use in ad placement targeting. We have non-exclusive licenses to use these technologies. Our license agreements include agreements with Digital Envoy, Inc., which expires in May 2005, and geobytes, inc., which expires in February 2005, each of which we believe are renewable or replaceable on commercially reasonable terms. We believe that all of the other technologies we license are generally replaceable on commercially reasonable terms.

        We cannot be sure that we do not and will not infringe the intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of business and third parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all), pay damages or curtail our product and service offerings. Moreover, we may need to redesign some of our technologies, services or processes to avoid future infringement liability. Any of the foregoing could prevent us from competing effectively and adversely affect our business.

Seasonality and Cyclicality

        We believe that our business is subject to seasonal and cyclical fluctuations. Generally, our advertisers and advertising agencies place more ads in the fourth calendar quarter and fewer ads in the first calendar quarter of each year. Additionally, overall Internet usage generally declines during the summer months, resulting in lower advertising space volume for publishers. Furthermore, domestic advertising spending generally is cyclical in reaction to overall conditions in the United States economy. We believe our recent performance and strong historical growth have masked the impact of seasonality on our business which we expect to be more pronounced in the future.

Regulation

        Our business is subject to government laws and regulations relating to privacy, direct marketing activities and Internet commerce. These laws and regulations are constantly evolving as new laws and regulations are passed and as the courts interpret existing laws and regulations. In addition, advertising and Internet commerce trade and industry associations have in the past and will continue to adopt guidelines and standards for Internet advertising and commerce. While we pay close attention to these shifting regulatory and industry environments, we cannot predict the impact of future changes in those environments, and we anticipate that it may be necessary in the future to adapt our business in response to such changes.

        As part of our on-going efforts to ensure the best possible experience for all recipients of our advertising, we use cookies and action tags (also known as clear gif technology) to collect technical data from web browsers to aggregate statistical information. This data includes IP addresses, browser types, operating systems, domain names, access times and referring website addresses. Cookies are files that an Internet browser places on the hard drive of a computer used to access the Internet, which we use to improve the web advertising experience for Internet users. Action tags are tiny transparent graphic image files placed in a website, which are served by us and counted when served. We use these action tags to track the completion of transactions and submittal of applications. The cookies and action tags we use do not provide us with personally identifiable information, and we do not and cannot use cookies or action tags to retrieve personal information from an Internet user's computer. For those Internet users who remain concerned about cookies, we provide an opt-out cookie to the public free of charge on our website to block future placements of our cookies.

        In addition, advertisers using our network or we may collect personally identifiable information explicitly provided by Internet users for purposes such as purchasing goods and services, shipping orders, and entering sweepstakes. In addition, some ads delivered by us provide links that permit Internet users to click through to websites not under our control. Any personally-identifiable information collected using our network is subject to our privacy policies or those of our individual advertisers.

Employees

        As of December 31, 2004, we had 88 employees, all located in the United States, including 21 in technology, 52 in sales and marketing, 3 in operations and 12 in general administration. We have never had a work stoppage and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

        Our principal executive officers are located in Santa Barbara, California, where we lease two properties with approximately 14,891 square feet and approximately 7,500 square feet of space under leases that expire in April 2006. We also lease server space in San Jose, California and Ashburn, Virginia. We are in the process of leasing additional facilities in Los Angeles, California for expansion of our sales force and technology teams. We believe that our space will be adequate for our needs and that suitable additional or substitute space in the future will be available to accommodate the foreseeable expansion of our operations.

Legal Proceedings

        From time to time we may be involved in other litigation relating to claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties. In the normal course of business, we may also be subject to claims arising out of our operations, and may file collection claims against delinquent advertisers. As of the date of this prospectus, there are no claims or actions pending or threatened against us that, if adversely determined, would have a material adverse effect on us.

Corporate Information

        We were incorporated in California in March 2000. In September 2004, we underwent a recapitalization in which we offered and sold shares of Series A Preferred Stock to investors and used a portion of the proceeds from the offering to repurchase a substantial percentage of our then-outstanding common stock. We plan to reincorporate in Delaware prior to the closing of this offering.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information about our directors and executive officers as of December 15, 2004:

Name	Age	Position
Kurt A. Johnson	41	President, Chief Executive Officer and Director
Fred J. Krupica	52	Chief Financial Officer
Michael S. Hughes	54	Chief Marketing Officer
James Aviani	39	Chief Technology Officer
Shayne G. Mihalka	34	Executive Vice President of Operations
Robert J. Davis	48	Director
Fredric W. Harman	44	Director
Daniel J. Nova	43	Director

        Provided below are biographies for each of our executive officers and directors listed in the table above.

        Kurt A. Johnson has served as our President and Chief Executive Officer since March 2004. Mr. Johnson joined our company as President and Chief Financial Officer in October 2003. In September 2004, Mr. Johnson relinquished his duties as Chief Financial Officer upon our hiring of Fred J. Krupica. Prior to joining us, from May 1999 to June 2002, Mr. Johnson served as chief financial officer of ValueClick, Inc., a provider of Internet advertising services. From February 1998 to May 1999, Mr. Johnson served as an investment banker at Olympic Capital Partners, specializing in mergers and acquisitions and Internet company investments. From March 1995 to January 1998, Mr. Johnson served as vice president of investments for Bozarth & Turner Securities, a private investment management firm. From April 1994 to March 1995, Mr. Johnson served as chief financial officer of HSD Corporation, a privately held industrial automation company. Mr. Johnson is a Certified Management Accountant and holds a BA from Eastern Washington University and a MBA from Gonzaga University.

        Fred J. Krupica has served as our Chief Financial Officer since September 2004. Mr. Krupica has also served as our Secretary since October 2004. Prior to joining us, from December 2002 to August 2004, Mr. Krupica served as chief financial officer of WJ Communications, Inc., a leading designer and manufacturer of radio frequency semiconductors. From May 2001 to November 2002, Mr. Krupica served as chief financial officer of Magnetic Data Technologies LLC (acquired by Solectron Corporation in June 2002), an international repair manufacturer. From January 2000 to April 2001, Mr. Krupica served as chief financial officer and chief operating officer of Patel Ventures, a private equity firm. From December 1994 to December 1999, Mr. Krupica served as founder, president and chief financial officer of F&G Financial Services, a financial services firm. Mr. Krupica is a CPA (state of Illinois) and holds a BS from the University of Illinois and a MBA from the University of California, Los Angeles.

        Michael S. Hughes has served as our Chief Marketing Officer since December 2004. Prior to joining us, from November 2001 to November 2004, Mr. Hughes served as Executive Vice President, Microsoft Chief Client Officer for MRM Partners, a customer relationship marketing and interactive advertising agency and a wholly owned subsidiary of McCann Worldgroup. From May 2001 to October 2001 Mr. Hughes served as chief executive officer of Digital Planet, a webcasting and streaming media company. From November 1998 to April 2001, Mr. Hughes served as President of the Irvine, California office of Wunderman, an advertising agency and a wholly-owned subsidiary of Young & Rubicam. From August 1995 to October 1998, Mr. Hughes served as Director of Relationship Marketing for Team One Advertising, a wholly-owned subsidiary of Saatchi & Saatchi. Mr. Hughes holds a BA from Dickinson College.

        James Aviani has served as our Chief Technology Officer since March 2004. Prior to joining us, from May 1996 to February 2004, Mr. Aviani served as a Senior Software Development Manager of Cisco Systems, Inc., an Internet networking company. Mr. Aviani holds a BA from the University of California, Santa Cruz and a MS in computer science from California Polytechnic University, San Luis Obispo. He holds eight US patents.

        Shayne G. Mihalka has served as our Executive Vice President of Operations since October 2004. Mr. Mihalka also served as our Executive Vice President of Strategic Development from December 2003 to September 2004, our Senior Vice President and General Manager of AdServer from November 2002 to November 2003, and our Vice President of Business Development from April 2002 to October 2002. Prior to joining us, from June 2000 to March 2002 Mr. Mihalka served as Vice President of Network Development and Business Operations of ValueClick, Inc., and from July 1999 to May 2002 served in key financial and operational roles for ValueClick Inc. Prior to that, Mr. Mihalka held several operations and financial roles at Association Group Insurance Administrators. Mr. Mihalka holds a BA in Political Science from University of California at Santa Barbara and a MBA from California State University, Northridge.

        Robert J. Davis has served as one of our directors since September 2004. Since February 2001, Mr. Davis has served as a venture partner of Highland Capital Partners, a venture capital firm. From October 2000 to February 2001, Mr. Davis served as chief executive officer of Terra Lycos, a global Internet portal and access provider. From June 1995 to October 2000, Mr. Davis served as president and chief executive officer of Lycos, Inc., a global Internet portal. Mr. Davis holds a BS from Northeastern University, a MBA from Babson College and Honorary Doctorates from Northeastern University and Bentley College. Mr. Davis also serves as director for several privately held companies.

        Fredric W. Harman has served as one of our directors since September 2004. Since July 1994, Mr. Harman has served as a Managing Member of the General Partner of venture capital funds affiliated with Oak Investment Partners. From June 1987 to June 1994, Mr. Harman was employed by Morgan Stanley, where he served as a General Partner of Morgan Stanley Venture Capital, L.P. Mr. Harman serves as a director of Internap Network Services, an Internet infrastructure company, as well as several privately held companies. Mr. Harman holds a BS and a MS in electrical engineering from Stanford University and a MBA from Harvard University.

        Daniel J. Nova has served as one of our directors since September 2004. Since August 1999, Mr. Nova has served as a managing general partner at Highland Capital Partners, a venture capital firm. From August 1996 to August 1999, Mr. Nova was a general partner at Highland Capital Partners. Mr. Nova holds a BS in Computer Science and Marketing from Boston College and a MBA from Harvard University. Mr. Nova also serves as director for several privately held companies.

        Each executive officer serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors after this Offering

        Our board of directors currently consists of four members and upon completion of this offering will consist of    members. Pursuant to the terms of his employment agreement, Mr. Johnson is entitled to membership on our board of directors. Upon completion of this offering, our common stock will be quoted on the Nasdaq National Market and we will be subject to the rules of The Nasdaq National Market. These rules require that at least one member of our board be "independent" as of the date of this offering, two members of our board to be independent by 90 days after this offering and a majority of our board of directors to be independent by the first anniversary of this offering. We intend to comply with these requirements and prior to the offering our board of directors will determine which of our directors will be designated as independent.

        Classified Board.    Upon completion of this offering, our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Upon completion of this offering, our certificate of incorporation and bylaws will provide that the number of directors will range from three to nine members, with the exact number to be fixed at the discretion of the board.

Board Committees

        Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable.

  Audit Committee

        Upon completion of this offering, our board of directors will have an audit committee initially consisting of three directors. Our audit committee will recommend, and our board of directors will adopt, a written charter for our audit committee, which will be posted on our website. Our audit committee, among other things, will:

  •
  select a firm to serve as independent auditors to audit our financial statements;

  •
  help to ensure the independence of the auditors;

  •
  discuss the scope and results of the audit with the independent auditors, and review, with management and the independent auditors, our interim and year-end operating results;

  •
  develop procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

  •
  consider the adequacy of our internal accounting controls and audit procedures; and

  •
  approve (or, as permitted, pre-approve) all audit and non-audit services to be performed by the independent registered public accounting firm.

        The audit committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. At least one member of the audit committee will be "independent," as defined under Nasdaq National Market and SEC rules, at the time of this offering, a majority of the members of the audit committee will be independent by 90 days after this offering and all of the members of the audit committee will be independent by the first anniversary of this offering. Each member of our audit committee will be financially literate at the time such director is appointed. In addition, our audit committee will include a financial expert within the meaning of Item 401(h) of Regulation S-K of the Securities Act and at least one member who has the financial sophistication required under the Nasdaq National Market rules. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors will be approved in advance by our audit committee.

  Compensation Committee

        We currently have a compensation committee comprised of Messrs. Nova, Davis and Harman. Upon completion of this offering, our board of directors will have a compensation committee initially consisting of three directors. At least one member of the compensation committee will be "independent" as defined under Nasdaq National Market rules at the time of this offering, a majority of the members of the compensation committee will be independent by 90 days after this offering and all of the members of the compensation committee will be independent by the first anniversary of this offering. The purpose of our compensation committee will be to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will recommend, and our board of directors will adopt, a written charter for our compensation committee, which will be posted on our website. Our compensation committee, among other things, will:

  •
  review and determine the compensation of our executive officers;

  •
  administer our stock plans;

  •
  review and make recommendations to our board with respect to incentive compensation and equity plans; and

  •
  establish and review general policies relating to compensation and benefits of our employees.

  Corporate Governance and Nominating Committee

        Upon completion of this offering, our board of directors will have a corporate governance and nominating committee initially consisting of three directors. At least one member of the corporate governance and nominating committee will be "independent" as defined under Nasdaq National Market rules at the time of this offering, a majority of the members of the corporate governance and nominating committee will be independent by 90 days after this offering and all of the members of the corporate governance and nominating committee will be independent by the first anniversary of this offering. The corporate governance and nominating committee will recommend, and our board of directors will adopt, a written charter for our corporate governance and nominating committee, which will be posted on our website. Our corporate governance and nominating committee, among other things, will:

  •
  identify, evaluate and recommend nominees to our board of directors and committees of our board of directors;

  •
  conduct searches for appropriate directors;

  •
  evaluate the performance of our board of directors and of individual directors;

  •
  consider and make recommendations to the board of directors regarding the size and composition of the board and its committees;

  •
  review developments in corporate governance practices;

  •
  evaluate the adequacy of our corporate governance practices and reporting; and

  •
  make recommendations to our board of directors concerning corporate governance matters.

Code of Ethics

        Upon completion of this offering, we will adopt a written code of ethics applicable to our directors, officers and employees in accordance with the rules of the Nasdaq National Market and the SEC. Our code of ethics will be designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct;

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  full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

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  compliance with applicable laws, rules and regulations, including insider trading compliance; and

  •
  accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

        The code of ethics will include a code of ethics that applies to our senior financial officers, as described in Item 406 of Regulation S-K of the SEC. The audit committee of our board of directors will review our code of ethics on a regular basis and will propose or adopt additions or amendments as it determines are required or appropriate. Our code of ethics will be posted on our website.

Director Compensation

        Our directors historically have not received any compensation for their services. We reimburse our directors for their reasonable out-of-pocket travel expenditures.

        Upon consummation of this offering, non-employee directors will receive an annual retainer of $25,000, plus $1,000 for each board meeting attended in person, $500 for each board meeting attended by telephone, $1,000 for each committee meeting attended in person and $500 for each committee meeting attended by telephone. In addition, the audit committee chairperson will receive an annual retainer of $10,000 and each audit committee member (other than the chairperson) will receive an annual retainer of $5,000. Non-employee directors will also receive an annual grant of an option to purchase            shares of our common stock at an exercise price equal to the fair market value of our common stock at the time of grant. We will continue to reimburse all of our directors for costs associated with attending board and committee meetings.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

        The following table summarizes the compensation we paid during 2004 to our President and Chief Executive Officer, former Chief Executive Officer, and each of our executive officers, who earned more than $100,000.

Summary Compensation Table

				Long-Term Compensation Awards
		Annual Compensation(2)
Name and Principal Position				Securities Underlying Options	All Other Compensation(3)
	Year	Salary	Bonus
Kurt A. Johnson(1) President and Chief Executive Officer	2004	$220,000	$220,000	50,491	$6,640
Fred J. Krupica(4) Chief Financial Officer	2004	$60,768	$75,000	51,147	$1,711
James Aviani(5) Chief Technology Officer	2004	$158,333	$100,000	34,000	$4,589
Shayne G. Mihalka Executive Vice President of Operations	2004	$150,416	$125,000	10,000	$4,496
David R. Gross(6) Former Chief Executive Officer	2004	$118,086	—	—	$3,759

(1)
Mr. Johnson became our Chief Executive Officer on March 3, 2004. Prior to March 3, 2004, Mr. Johnson served as our President and Chief Financial Officer. On September 7, 2004, Mr. Johnson relinquished his duties as our Chief Financial Officer upon our hiring of Mr. Krupica.

(2)
Includes annual compensation earned and expensed in 2004, although paid in 2005.

(3)
Consists of matching contributions made by us pursuant to our 401(k) plan and payment of life insurance premiums.

(4)
Mr. Krupica became our Chief Financial Officer on September 7, 2004.

(5)
Mr. Aviani became our Chief Technology Officer on March 15, 2004.

(6)
Mr. Gross resigned as our Chief Executive Officer on March 3, 2004.

Stock Option Grants

        The following tables set forth certain information for 2004 with respect to stock options granted to our named executive officers. The percentage of total options granted is based on an aggregate of options to purchase 328,436 shares of common stock granted in 2004.

Option Grants in 2004

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Individual Grants
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2004
Name			Exercise Price Per Share(1)	Expiration Date(2)
					5%	10%
Kurt A. Johnson	50,491	15.4%	$12.75	9/28/14
Fred J. Krupica	51,147	15.6%	$12.75	9/7/14
James Aviani
2004 Plan	14,000	4.3%	$12.75	9/28/14
2000 Plan	20,000	6.1%	$12.75	3/15/14
Shayne G. Mihalka	10,000	3.0%	$12.75	9/28/14

(1)
The exercise price for each grant is equal to the fair market value of our common stock on the date of grant.

(2)
The options have a term of up to four years, subject to earlier termination in certain events related to termination of employment. The options must vest at least as rapidly as 20% on each of the first five anniversaries of the date of grant. Pursuant to the terms of their employment agreements, upon the completion of this offering 50% of Mr. Krupica's and Mr. Aviani's remaining unvested options will vest.

(3)
Potential realizable values are calculated by:

•
multiplying the number of shares of our common stock subject to a given option by $            per share, the midpoint of the range set forth on the front cover of this prospectus;

•
assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

•
subtracting from that result the total option exercise price.

        The 5% and 10% assumed rates of appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option Exercises in 2004 and Year-End Option Values

        The following table sets forth, for 2004, certain information with respect to stock options exercised by our named executive officers and the number and value of unexercised options held by our named executive officers. The "Value Realized" column reflects the difference between the market value of the underlying securities at the exercise date and the exercise price of the options. "Value of Unexercised In-the-Money Options at Fiscal Year-End" assumes a per-share fair market value equal to $    , the midpoint of the range set forth on the front cover of this prospectus.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Kurt A. Johnson	—	$—	50,000/120,491
Fred J. Krupica	—	$—	3,196/47,951
James Aviani	—	$—	3,750/30,250
Shayne G. Mihalka	3,438	$28,835	1,875/22,187

Agreements with Employees

        On October 16, 2003, we entered into an employment agreement with Kurt A. Johnson under which Mr. Johnson agreed to serve as our President and Chief Financial Officer. On March 3, 2004 Mr. Johnson became our Chief Executive Officer. In September 2004, Mr. Johnson relinquished his duties as our Chief Financial Officer upon our hiring of Fred J. Krupica. On February 11, 2005, we entered into an amended and restated employment agreement, which has an effective date of January 1, 2005, with Mr. Johnson under which he agreed to continue to serve as our President and

Chief Executive Officer and pursuant to which he is entitled to membership on our board of directors. Mr. Johnson receives an annual base salary of $275,000, and is eligible to participate in our bonus plan for an initial target bonus of $175,000 for the current fiscal year, which may be increased to up to $245,000 under the current bonus plan adopted by our board of directors. Calculation of the bonus shall be based on achievement of reasonable business goals for revenue and profitability set annually by our board of directors. Mr. Johnson's employment agreement has a term of five years and may be terminated with or without cause by us immediately upon delivery to Mr. Johnson of written notice of termination or by Mr. Johnson upon our receipt of written notice of termination at least 10 business days before the specified effective date of such termination. The agreement shall automatically renew on its anniversary date for successive additional one year periods unless either party provides written notice of an intention not to renew at least 60 days in advance of the anniversary date. If Mr. Johnson is terminated without cause, he will be entitled to all compensation earned through the date of termination, and for a period of 12 months after termination and execution of a release, base salary plus target bonus for the current fiscal year and continued health and welfare benefits. All of Mr. Johnson's unvested stock options and any other stock awards outstanding shall immediately vest and become exercisable for a period of six months after the date of termination. If Mr. Johnson is terminated without cause either three months before or 13 months after a change of control he will be entitled to the same compensation and benefits as if he were terminated without cause. For purposes of Mr. Johnson's employment agreement, "cause" means, gross negligence, embezzlement, breach of fiduciary duty, willful misconduct or fraud in the performances of his services under the employment agreement, commission of or being charged with any felony or crime of moral turpitude, material breach of the employment agreement and failure to cure such breach, or material breach of our code of business conduct. Mr. Johnson also received grants of 120,000 stock options with an exercise price of $7 per share in 2003 and 50,491 with an exercise price of $12.75 per share in 2004. Mr. Johnson's 2003 stock option grant is governed by the 2000 Stock Plan and his 2004 stock option grant is governed by the 2004 Stock Plan. The stock options granted to Mr. Johnson in 2003 vest quarterly in equal portions over a period of three years beginning April 1, 2004. 25% of the stock options granted to Mr. Johnson in 2004 vest on the first anniversary of the date of the grant, with the remaining amount vesting in equal amounts on a quarterly basis through the fourth anniversary of the date of grant. 100% of Mr. Johnson's 2004 stock options will vest if Mr. Johnson is terminated without cause due to a change of control, which includes an acquisition, certain mergers, a complete liquidation, or a disposition of substantially all our assets, during the 12 month period after a change of control. For purposes of the 2004 stock option, "cause" means fraud, gross negligence, willful misconduct, insubordination, material failure to comply with our policies, violation of our employee inventions assignment agreement, or conviction of a felony or misdemeanor involving moral turpitude.

        On August 2, 2004, we entered into an employment agreement with Fred J. Krupica under which Mr. Krupica acts as our Chief Financial Officer. Mr. Krupica receives an annual base salary of $200,000, and is eligible for a maximum bonus of $150,000, which may be increased to up to $210,000 under the current bonus plan adopted by our board as determined by the board of directors and based on achievement of reasonable business goals for revenue and profitability. Mr. Krupica's employment agreement has a term of three years, and automatically renews for successive additional one-year periods. The agreement may be terminated, with or without cause, by either party upon 30 days written notice. If Mr. Krupica is terminated without cause, he will be entitled to all compensation earned through the date of termination, and, for a period of 12 months after termination, continued salary and health and welfare benefits. If Mr. Krupica is terminated without cause due to a change of control of our company, or during the 12 month period after a change of control, he will be entitled to compensation earned through the date of termination, and for a period of 12 months after termination, continued salary and health and welfare benefits. For purposes of Mr. Krupica's employment agreement, "cause" means fraud, gross negligence, willful misconduct, insubordination, material failure to comply with our general policies, violation of our employee inventions assignment agreement, failure to carry out instructions of the CEO, or conviction of any felony or a misdemeanor involving moral turpitude. Mr. Krupica also received stock options to purchase 51,147 shares of our common stock, which is equal to 1.5% of the fully diluted shares of the company that were outstanding immediately following the close of the Series A Preferred Stock financing. The stock option grant is governed by the 2004 Stock Plan and has an exercise price of $12.75 per share. As of December 31, 2004 6.25% of the stock options had vested with the remaining amount vesting in equal portions on a quarterly basis through the fourth anniversary of the date of his employment agreement. Upon completion of this offering, 50% of Mr. Krupica's remaining unvested options will vest. If Mr. Krupica is terminated without cause within 12 months following a change of control of our company, which includes an acquisition, certain mergers, liquidation or sale or other disposition of substantially all of our assets, 100% of his remaining unvested options will vest. For purposes of the 2004 stock option, "cause" means fraud, gross negligence, willful misconduct, insubordination, material failure to comply with our general policies, violation of our employee inventions assignment agreement, failure to carry out instructions of the CEO, or conviction of any felony or a misdemeanor involving moral turpitude. The "cause" definition in the 2004 stock option has the same meaning as "cause" for purposes of Mr. Krupica's employment agreement.

        On February 11, 2004, we entered into an employment agreement with James Aviani under which Mr. Aviani acts as our Chief Technology Officer. Mr. Aviani receives an annual base salary of $200,000, and is eligible for a bonus as determined by the board of directors and based on achievement of reasonable business goals for revenue and profitability. Mr. Aviani's employment agreement may be terminated, with or without cause, by either party upon 15 days written notice. If Mr. Aviani is terminated without cause, he will be entitled to all compensation earned through the date of termination, and for a period of six months after termination, continued salary, continued vesting and exercise of his stock options, and continued health and welfare benefits. For purposes of his employment agreement, "cause" means fraud, gross negligence, willful misconduct, insubordination, failure to comply with our general policies, or violation of our employee and contractor confidentiality non-disclosure agreement. If Mr. Aviani is terminated due to a change of control of our company, or if he is terminated or resigns because of a material change in duties or office location, a discontinuation of any material benefit without equivalent substitution or a reduction in salary during the 12-month period after a change of control, he will be entitled, for a period of 12 months after termination, to continued salary, continued vesting and exercise of his stock options, and health and welfare benefits. Mr. Aviani also received stock options to purchase 20,000 shares of our common stock. The stock option grant is governed by the 2000 Stock Plan, and has an exercise price of $12.75 per share. On October 1, 2004, 12.5% of the stock option grant vested and thereafter an equal portion vests quarterly over a period of four years. Upon the completion of this offering or a change of control, which includes an acquisition, certain mergers, liquidation, or sale or other disposition of substantially all of our assets, 50% of Mr. Aviani's remaining unvested options under the 2000 Stock Plan will vest. In addition, on September 28, 2004, Mr. Aviani received stock options to purchase 14,000 shares of our common stock. This stock option grant is governed by the 2004 Stock Plan and has an exercise price of $12.75 per share. 25% of the stock options granted to Mr. Aviani in 2004 vest on the first anniversary of the date of grant, with the remaining amount vesting in equal amounts on a quarterly basis through the fourth anniversary of the date of grant. 100% of Mr. Aviani's 2004 stock options will vest if Mr. Aviani is terminated without cause due to a change of control, which includes an acquisition, certain mergers, a complete liquidation, or disposition of substantially all our assets, during the 12 month period after a change of control. For purposes of the 2004 stock option, "cause" means fraud, gross negligence, willful misconduct, insubordination, material failure to comply with our policies, violation of our employee inventions assignment agreement, or conviction of a felony or misdemeanor involving moral turpitude.

        On December 1, 2004, we entered into an employment agreement with Michael S. Hughes under which Mr. Hughes acts as our Chief Marketing Officer. Mr. Hughes receives an annual base salary of $200,000, and is eligible for a maximum bonus of $100,000 as determined by the board of directors and based on achievement of reasonable business goals as defined by the Chief Executive Officer or the board of directors, which may be increased to up to $140,000 under the current bonus plan adopted by our board. The agreement has an initial term of three years and automatically renews for successive additional one-year periods. The agreement may be terminated, with or without cause, by either party upon 30 days written notice and we may choose to pay Mr. Hughes salary for the duration of the notice period instead of giving him advance notice. If Mr. Hughes is terminated without cause, he will be entitled to all compensation earned through the date of termination, immediate vesting of 18.75% of the stock options not then-vested, and, for a period of nine months after termination, continued salary and health and welfare benefits. If Mr. Hughes is terminated due to a change of control of our company, which includes an acquisition, certain mergers, liquidation, sale or other disposition of substantially all of our assets, or terminated during the 12-month period after a change of control other than for cause, he will be entitled to compensation earned through the date of termination, immediate vesting of 100% of any remaining unvested options, and, for a period of 12-months after termination, continued salary and health and welfare benefits. For purposes of Mr. Hughes' employment agreement, "cause" means fraud, gross negligence, willful misconduct, insubordination, material failure to comply with our general policies, violation of our employee inventions assignment agreement, or conviction of any felony or a misdemeanor involving moral turpitude. Mr. Hughes also received stock options to purchase 34,098 shares of our common stock, which was equal to 1% of the combined common and preferred shares outstanding on a fully-diluted basis as of the date of the grant. The stock option grant is governed by the 2004 Stock Plan and has an exercise price of $17.50 per share. 25% of the stock option vests on the first anniversary date of the date of grant, with the remaining amount vesting in equal amounts on a quarterly basis through the fourth anniversary of the date of grant. 100% of Mr. Hughes' stock options will vest if Mr. Hughes is terminated without cause due to a change of control, which includes an acquisition, merger, a complete liquidation, or disposition of substantially all our assets, during the 12 month period after a change of control. For purposes of the 2004 stock option, "cause" means fraud, gross negligence, willful misconduct, insubordination, material failure to comply with our general policies, violation of our employee inventions assignment agreement, or conviction of any felony or a misdemeanor involving moral turpitude.

Stock Incentive Plans

        The following table sets forth certain information related to our equity compensation plans as of December 31, 2004.

	Equity Compensation Plan Information
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price	Number of Securities Remaining available for future issuance under Equity Compensation Plans
Plans Approved by Stockholders	476,073	$11.23	187,149
Plans Not Approved by Stockholders.	—	—	—

Total	476,073	$11.23	187,149

  2005 Equity Incentive Plan

        In 2005, we intend to present to our board of directors for adoption, and to our stockholders for their approval, the 2005 Equity Incentive Plan, or 2005 Equity Plan. The 2005 Equity Plan will provide for the grant to our employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or Code, and the grant of nonstatutory stock options, stock awards (in the form of restricted stock or stock units), stock appreciation rights and cash awards (in the form of bonus opportunities based on achievement of certain performance criteria) to our employees, directors and consultants. Each of these is referred to as an "award". The following is a description of the expected features of the 2005 Equity Plan.

        Number of Shares of Common Stock Available Under the 2005 Equity Plan.    A total of             shares of our common stock are expected to be reserved for issuance pursuant to the 2005 Equity Plan.

        If an option or other award expires or is terminated or canceled without having been exercised or settled in full, the shares subject to the expired, terminated or canceled award will be returned to the pool of shares available for future grant or sale under the 2005 Equity Plan (unless the 2005 Equity Plan has terminated).

        Administration of the 2005 Equity Plan.    Our board, or a committee appointed by our board, will act as the administrator of the 2005 Equity Plan. In the case of awards intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). The administrator will have the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator will also have the power to implement an award transfer program, whereby awards may be transferred to a financial institution or other person or entity selected by the administrator.

        Stock Options.    A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. With respect to nonstatutory stock options, including nonstatutory stock options intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price of options granted under our 2005 Equity Plan shall be no less than 100% of the fair market value of our common stock on the date of grant. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option generally will remain exercisable for 12 months following such termination. In all other cases, the option generally will remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of any stock option may not exceed ten years, and with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding capital stock, the term must not exceed five years. Awards granted under the 2005 Equity Plan will vest over the period determined by the administrator.

        Stock Awards.    Stock awards are awards or issuances of shares of our common stock that vest in accordance with terms and conditions established by the administrator. Stock awards include stock units, which are bookkeeping entries representing an amount equivalent to the fair market value of a share of common stock, payable in cash, property or other shares of stock. The administrator will determine the number of shares to be granted and impose whatever conditions to vesting it determines to be appropriate, including performance criteria and level of achievement versus the criteria that the administrator determines, which criteria may be based on financial performance, personal performance evaluations and completion of service by the participant. The administrator will determine the purchase price of any grants of restricted stock. Unless the administrator determines otherwise, shares that have not vested typically will be subject to forfeiture or to our right of repurchase, which we may exercise on the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability.

        Stock Appreciation Rights.    A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date, for a number of shares of our common stock specified in the award at the time of grant. We must pay the appreciation in shares of our common stock with equivalent value. The exercise price of stock appreciation rights granted under our 2005 Equity Plan shall be no less than 100% of the fair market value of our common stock on the date of grant. The administrator will determine the term of the stock appreciation rights, the vesting schedule and other terms and conditions of stock appreciation rights; however, stock appreciation rights terminate under the same rules that apply to stock options.

        Cash Awards.    Cash awards are awards that give the participant the opportunity to earn future cash payments tied to the level of achievement with respect to one or more performance criteria established by the administrator for a performance period. The administrator will establish the performance criteria and level of achievement versus the criteria, which criteria may be based on financial performance or personal performance evaluations. When awards are intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Code the administration must specify the measures in writing.

        Adjustment for Changes in Capital Stock.    The number of shares of our common stock subject to outstanding awards under the 2005 Equity Plan, as well as the exercise price of outstanding options, will be proportionately adjusted for any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, or similar change in our capital structure.

        Transferability of Awards.    Unless the administrator determines otherwise, the 2005 Equity Plan will not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

        Merger or Change in Control.    The 2005 Equity Plan will provide that in the event of a merger or consolidation where we are not the surviving corporation or a "change in control," including the sale of all or substantially all of our assets, and certain other events, the board of directors or appropriate committee of the board may, in its discretion, provide for the assumption or substitution of, or adjustment to, each outstanding award, accelerate the vesting of options and SARs, and terminate any restrictions on stock awards or cash awards or provide for the cancellation of awards in exchange for a cash payment to the participant.

        Amendment and Termination of the 2005 Equity Plan.    The 2005 Equity Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our administrator will have the authority to amend, alter or discontinue the 2005 Equity Plan, subject to the approval of the stockholders. No amendment may impair the rights of a participant under any outstanding award, unless the participant and the administrator mutually agree.

  2004 Stock Incentive Plan

        On September 8, 2004, our board of directors adopted, and on September 9, 2004, our stockholders approved, the 2004 Stock Incentive Plan, or 2004 Stock Plan. The 2004 Stock Plan provides for the grant to our employees of incentive stock options to our employees, within the meaning of Section 422 of the Code, and the grant of stock awards to our employees, directors and consultants.

        Number of Shares of Common Stock Available Under the 2004 Stock Plan.    As of December 31, 2004, we had reserved 495,585 shares of our common stock for issuance under our 2004 Stock Plan. As of December 31, 2004, 187,149 shares of our common stock remained available for grant under our 2004 Stock Plan, 308,436 shares are subject to outstanding awards and no shares of our common stock have been issued. We do not intend to issue any additional shares under the 2004 Stock Plan following the effective date of the registration statement of which this prospectus is a part.

        While the 2004 Stock Plan permits shares to be reissued after unvested options lapse or restricted stock is forfeited, we do not intend to issue any further shares under the 2004 Stock Plan after the effective date of the registration statement of which this prospectus is a part.

        Administration of the 2004 Stock Plan.    The 2004 Stock Plan is administered by a committee appointed by the board of directors or, if no committee is appointed, the full board of directors. The administrator has the power to grant to us the right of repurchase and the right of first refusal with respect to any shares issued pursuant to an award.

        Section 280G Approval.    No acceleration of exercisability or payment will occur upon or in relation to a change in control (as defined below) to the extent that such acceleration or payment would result in a "parachute payment" as defined in Section 280G(b)(2) of the Internal Revenue Code, unless stockholder approval has been obtained in compliance with Section 280G.

        Stock Options.    The board granted all options under the 2004 Stock Plan at an exercise price equal to the board's good faith estimate of the fair market value of the common stock at the time of grant. Options granted under the 2004 Stock Plan generally vest over a period of four years and are exercisable for a term of no more than ten years. If an option grant recipient's employment or other service relationship terminates for any reason other than his or her death or disability, his or her otherwise exercisable options will expire 90 days after termination. In the case of a recipient's death or disability, options will expire 12 months after the death or disability. If we terminate a recipient of an option grant for cause, the options will expire on such recipient's date of termination.

        Stock Purchase Awards.    A stock purchase award is the right to purchase shares of our common stock at a fixed purchase price for 30 days. The administrator determines the purchase price of the award, however, the minimum purchase price must be at least 85% of the fair market value of our common stock on the date of the grant. Shares issued under stock purchase awards must vest at a rate of at least 20% per year. The common stock issued pursuant to stock purchase awards may be subject to our right to repurchase the stock at the recipient's purchase price on the terms determined by the administrator.

        Adjustment for Change in Capital Stock.    The number of shares of our common stock subject to outstanding awards under the 2004 Stock Plan as well as the exercise price of outstanding options will be proportionately adjusted for any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, or similar change in our capital structure.

        Transferability of Awards.    Unless the administrator determines otherwise, the 2004 Stock Plan will not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

        Change in Control.    Our 2004 Stock Plan provides that in the event of a "change in control," including an acquisition of 51% or more of our outstanding voting stock by another party, a transaction requiring stockholder approval for our acquisition, or certain changes in the composition of our board of directors, we may, in our discretion, provide for the assumption or substitution of, or adjustment to, each outstanding award, accelerate the vesting of the options or provide for the cancellation of awards in exchange for a cash payment to the participant.

        Amendments and Termination of the 2004 Stock Plan.    Our board of directors may amend, suspend or terminate the 2004 Stock Plan at any time. Some amendments may require stockholder approval under applicable state and federal law and rules of any stock exchange or national market system on which our common stock is then listed or traded.

  2000 Equity Participation Plan

        On July 1, 2000, our board of directors adopted, and on July 20, 2000, our stockholders approved, the 2000 Equity Participation Plan, or the 2000 Stock Plan. The 2000 Stock Plan was first revised in April 2002, with our board of directors adopting the revised plan on May 1, 2002. The board of directors revised the 2000 Stock Plan a second time on September 8, 2004. We granted stock options under the 2000 Stock Plan to our officers and employees.

        Number of Shares of Common Stock Available Under the 2000 Stock Plan.    As of December 31, 2004, we had reserved 167,637 shares of our common stock for issuance under our 2000 Stock Plan. As of December 31, 2004, zero shares of our common stock remained available for grant under our 2000

Stock Plan. 167,637 shares of our common stock are subject to outstanding awards under the 2000 Stock Plan and a total of 318,263 shares of our common stock have been issued under the 2000 Stock Plan. We do not intend to issue any additional shares under the 2000 Stock Plan.

        While the 2000 Stock Plan permits shares to be reissued after unvested options lapse or restricted stock is forfeited, we do not intend to issue any further shares under the 2000 Stock Plan.

        Administration of the 2000 Stock Plan.    The 2000 Stock Plan is administered by a committee appointed by the board of directors. The administrator also has the power to modify, extend or assume outstanding awards. In addition, the administrator has the power to grant to us the right of repurchase with respect to any shares issued pursuant to an award.

        Stock Options.    The board granted all options under the 2000 Stock Plan at an exercise price equal to the board's good faith estimate of the fair market value of the common stock at the time of grant. Options granted under the 2000 Stock Plan generally vest over a period of four years and are exercisable for a term of no more than ten years. If recipient's employment or other service relationship terminates for any reason other than his or her death or disability, his or her otherwise exercisable options will expire 90 days after termination. In the case of a recipient's death or disability, options will expire 12 months after the death or disability.

        Adjustment for Changes in Capital Stock.    The number of shares of our common stock subject to outstanding awards under the 2000 Stock Plan, as well as the exercise price of outstanding options will be proportionately adjusted for any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, or similar change in our capital structure.

        Transferability of Awards.    Unless the administrator determines otherwise, the 2000 Stock Plan will not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

        Merger, Consolidation or Asset Sale.    In a merger or consolidation where we are not the surviving corporation, or a sale of all or substantially all of our assets, the acquiring or surviving entity may assume all outstanding options or issue substitute substantially similar rights in the acquiring or surviving entity. If the acquiring or surviving entity does not assume the options or issue substitute options, each outstanding option under the 2000 Stock Plan will automatically accelerate and become exercisable in whole or in part for 15 days (or a longer period determined by the administrator) following written notice of acceleration. If not exercised within that period, the option terminates.

        Amendments and Termination of the 2000 Stock Plan.    Our board of directors may amend, suspend or terminate our 2000 Stock Plan at any time. Some amendments may require stockholder approval under applicable state and federal law and rules of any stock exchange or national market system on which our common stock is listed or traded. Our 2000 Stock Plan will automatically terminate on December 31, 2009, unless sooner terminated by our board of directors.

Bonus Plan

        On February 2, 2005, our board of directors established a bonus plan under which officers and salaried employees will be eligible to receive cash bonuses, payable quarterly, in an amount to be determined by the board of directors. The potential bonus amounts will be determined annually by the board of directors and the payment of these bonuses will be dependent on the achievement of certain corporate revenue and earnings goals. For 2005, the maximum target bonuses for the executive officers are as follows: Kurt A. Johnson's target bonus is $245,000, Fred J. Krupica's target bonus is $210,000, Michael S. Hughes' target bonus is $140,000, James Aviani's target bonus is $105,000 and Shayne G. Mihalka's target bonus is $140,000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indemnification and Director and Officer Insurance

        Our certificate of incorporation contains provisions that limit the liability of our directors. Prior to completion of this offering, we will enter into indemnification agreements with our directors and executive officers. The indemnification agreements will obligate us to pay defense costs and any damages that result from third-party claims against directors and officers for their actions on our behalf, so long as they acted in good faith and in a manner they believed to be in the best interests of our Company. We intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

Series A Recapitalization

        On September 28, 2004, we sold 2,131,285 shares of our Series A Preferred Stock at a price per share of $35.19, for an aggregate purchase price of approximately $75 million. Approximately $55 million of these proceeds were used to repurchase 1,562,944 shares of our common stock held by our founders, employees and investors and family members of our founders, at the issuance price. The amounts that we paid to our executive officers, directors and affiliates, and their respective family members, in the repurchase transaction after expenses, included approximately $21,846,787 paid to Jeff Pryor, one of our founders, $2,265,133 paid to family members of Mr. Pryor, $10,433,435 paid to David R. Gross, one of our founders, $794,506 paid to family members of Mr. Gross, and $217,361 paid to Shayne G. Mihalka, our Executive Vice President of Operations.

Investors' Rights Agreement

        We have entered into the Investors' Rights Agreement, dated September 27, 2004, with the purchasers of our outstanding Series A Preferred Stock, and some of our executive officers, including Kurt A. Johnson, Fred J. Krupica, James Aviani and Shayne G. Mihalka. Some of our directors are affiliated with the purchasers of our outstanding Series A Preferred Stock, including Robert J. Davis who is a venture partner of Highland Capital Partners, Fredric W. Harman who is a managing member of the general partner of venture capital funds affiliated with Oak Investment Partners, and Daniel J. Nova who is a managing general partner at Highland Capital Partners. See "Description of Capital Stock—Registration Rights."

Internet Domain Name Agreement

        On April 15, 2000, we entered into an agreement with one of our founders, Jeff Pryor, with respect to our use of the Internet domain "www.fastclick.com." Under the agreement we were obligated to pay royalties to Mr. Pryor for use of the domain name. We accrued royalty obligations of $3,000, $19,955, $21,940 and $0 for the years ended 2001, 2002, 2003 and 2004, respectively. On May 6, 2004, we entered into an assignment agreement with Mr. Pryor pursuant to which we acquired ownership of the domain name "www.fastclick.com" and satisfied all of our accrued royalty obligations for use of the domain name for a payment to Mr. Pryor of $125,000.

Employment Agreement

        Pursuant to the terms of his employment agreement, Mr. Johnson is entitled to membership on our board of directors. See "Executive Compensation—Agreements with Employees."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2004, and as adjusted to give effect to this offering, by the following persons and entities:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our executive officers and directors as a group;

  •
  each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock; and

  •
  each selling stockholder.

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 2,746,604 shares of common stock outstanding as of December 31, 2004 and            shares of common stock outstanding after the completion of this offering, in each case, assuming, upon completion of this offering, the conversion of all of our outstanding Series A Preferred Stock into an aggregate of 2,131,285 shares of our common stock. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2004, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is 360 Olive Street, Santa Barbara, California 93101.

        We have granted to the underwriters an option to purchase up to an additional            shares of common stock and the selling stockholders have granted to the underwriters an option to purchase up to an additional            shares of common stock, in each case, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of this prospectus. The numbers shown below assume no exercise by the underwriters of their over-allotment option.

Shares Beneficially Owned After this Offering
Name and Address	Shares Beneficially Owned Prior to this Offering	Shares Sold in this Offering(9)
			Number	Percentage
5% Stockholders
Entities affiliated with Highland Capital Partners(1) c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421
Oak Investment Partners XI, Limited Partnership(2) 525 University Avenue, Suite 1300 Palo Alto, CA 94301
Entities affiliated with Steamboat Ventures, LLC(3) 3601 West Olive Avenue, Suite 501 Burbank, CA 91505
Jeff Pryor
Executive Officers and Directors
Kurt A. Johnson(4)
Fred J. Krupica(5)
James Aviani(6)
Michael S. Hughes(7)
Shayne G. Mihalka(8)
Robert J. Davis(1)
Frederic W. Harman(2)
Daniel J. Nova(1)
All executive officers and directors as a group (8 persons)

*
Less than 1%

(1)
Includes            shares held by Highland Capital Partners VI Limited Partnership ("Highland Capital VI"),            shares held by Highland Capital Partners VI-B Limited Partnership ("Highland Capital VI-B"),            shares held by Highland Entrepreneurs' Fund VI Limited Partnership ("Highland Entrepreneurs' Fund" and together with Highland Capital VI and Highland Capital VI-B, the "Highland Investing Entities"). Highland Management Partner VI Limited Partnership is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership is the general partner of Highland Entrepreneurs' Fund. Highland Management Partners VI, Inc. ("Highland Management") is the general partner of both Highland Management Partners VI Limited Partnership and HEF VI Limited Partnership. Robert F. Higgins, Paul A. Maeder, Sean M. Dalton, Josaphat K. Tango, Fergal J. Mullen, Jon G. Auerbach and Daniel J. Nova, a member of our board of directors, are the managing directors of Highland Management (together, the "Managing Directors"). Robert J. Davis, a member of our board of directors, is a venture partner of Highland Capital Partners, LLC. Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared voting and investment control over all the shares held by Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland Management by virtue of their status as controlling persons of Highland Management. Each Managing Director disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such Managing Director's pecuniary interest therein.

(2)
Includes            shares beneficially owned by Oak Investment Partners XI, Limited Partnership ("Oak Partners"). Oak Partners is managed by its general partner, Oak Associates XI, LLC ("Oak Associates").

  Fredric W. Harman, a member of our board of directors, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, Gerald R. Gallagher and David B. Walrod collectively serve as Managing Members (the "Managing Members") of Oak Associates. Oak Associates, as the general partner of Oak Partners, may be deemed to have beneficial ownership of the shares held by Oak Partners. The Managing Members have shared voting and investment control over all of the shares held by Oak Associates and therefore may be deemed to share beneficial ownership of the shares held by Oak Associates by virtue of their status as the controlling persons of Oak Associates. Each Managing Member disclaims beneficial ownership of the shares held by Oak Partners, except to the extent of each such Managing Member's pecuniary interest therein.

(3)
Includes            shares beneficially owned by Steamboat Ventures, LLC ("Steamboat Ventures") and            shares beneficially owned by Steamboat Ventures Manager, LLC ("Steamboat Manager" and together with Steamboat Ventures, the "Steamboat Entities"). John R. Ball serves as the sole Managing Director of the Steamboat Entities. Mr. Ball has sole voting and investment control over all of the shares held by the Steamboat Entities and therefore may be deemed to have beneficial ownership of the shares held by the Steamboat Entities by virtue of his status as the Managing Director of the Steamboat Entities. Mr. Ball disclaims beneficial ownership of the shares held by the Steamboat Entities, except to the extent of his pecuniary interest therein.

(4)
Includes            shares underlying options to purchase our common stock issued to Mr. Johnson under our stock plans.                        of the options have an exercise price of $            and            have an exercise price of $            . Does not include            shares underlying options to purchase our common stock under our stock plans with an exercise price of $            and            with an exercise price of $            which will vest in quarterly installments through            .

(5)
Includes            shares underlying options to purchase our common stock issued to Mr. Krupica under our stock plans with an exercise price of $            .             of these options vest upon the completion of this offering. Does not include            shares underlying options to purchase our common stock issued to Mr. Krupica under our stock plans with an exercise price of $            which will vest in quarterly installments through            .

(6)
Includes            shares underlying options to purchase our common stock issued to Mr. Aviani under our stock plans with an exercise price of $            .             of these options vest upon the completion of this offering. Does not include            shares underlying options to purchase our common stock issued to Mr. Aviani with an exercise price of $            which will vest in quarterly installments through            .

(7)
Includes            shares underlying options to purchase our common stock issued to Mr. Hughes under our stock plans with an exercise price of $            . Does not include             shares underlying options to purchase our common stock issued to Mr. Hughes with an exercise price of $            which will vest in quarterly installments through             .

(8)
Includes            shares underlying options to purchase our common stock issued to Mr. Mihalka under our stock plans with an exercise price of $            . Does not include            shares underlying options to purchase our common stock issued to Mr. Mihalka with an exercise price of $            which will vest in quarterly installments through             .

(9)
If the underwriters' over-allotment option is exercised in full, the additional shares sold would be allocated among the selling stockholders as follows:

Selling Stockholders	Shares Subject to the Over-allotment Option

—
All selling stockholders as a group ( persons)	—

        If the underwriters' over-allotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering. This summary is not complete. For more detailed information, please see our certificate of incorporation, bylaws and Investors' Rights Agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

        We plan to reincorporate in the state of Delaware prior to this offering. The following description of our capital stock gives effect to the reincorporation and the related changes in our certificate of incorporation and bylaws.

        Pursuant to our certificate of incorporation, our authorized capital stock consists of                  shares, each with no par value per share, of which:

  •
  shares are designated as common stock; and

  •
  shares are designated as preferred stock.

        As of December 31, 2004, there were 63 holders of record of our common stock and 6 holders of record of our Series A Preferred Stock. Upon the closing of this offering, there will be no outstanding shares of our Series A Preferred Stock.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Common stockholders do not have the right to cumulate their votes in the election of directors. Accordingly, a plurality of the votes cast in any election may elect all of the directors standing for election. Holders of common stock are entitled to receive any dividends ratably, if declared by the board of directors out of assets legally available for the payment of dividends, subject to any preferential dividend rights of any outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after we satisfy all liabilities and the liquidation preference of any shares of preferred stock outstanding at that time. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock, which we may designate and issue in the future without further stockholder approval.

Common Stock Outstanding at Consummation of Offering

        Upon the consummation of this offering, there will be            shares of common stock issued and outstanding.

Preferred Stock

        The board of directors is authorized to issue, without further stockholder approval, up to            shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. We may issue shares of preferred stock in ways that may delay, defer or prevent a change in control of us without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to the holder of preferred stock issued in the future.

Preferred Stock Outstanding at Consummation of Offering

        As of the consummation of this offering, there will be no outstanding shares of preferred stock.

Options

        As of December 31, 2004, options to purchase a total of 476,073 shares of common stock with a weighted average exercise price of $11.23 were outstanding. Of these options, options to purchase 61,611 shares were vested at December 31, 2004. All of the options, other than options to purchase            shares to be sold in this offering, will be subject to 180 day lock-up agreements with the underwriters. See "Underwriting" for a description of the terms of the lock-up agreements.

Registration Rights

        The holders of 2,131,285 shares of our common stock issuable upon the automatic conversion of our Series A Preferred Stock upon completion of this offering have the right to require us to register their shares for resale under the Securities Act. The following stockholders have registration rights: Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership, Highland Entrepreneurs' Fund VI Limited Partnership, Oak Investment Partners XI, Limited Partnership, Steamboat Ventures, LLC and Steamboat Ventures Manager, LLC. These registration rights are contained in our investors' rights agreement and are described below. The registration rights under the investors' rights agreement will expire five years following the completion of this offering, or, with respect to an individual holder's S-3 registration rights described below, when that holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

  •
  Demand registration rights.  Six months after the date on which the registration statement, of which this prospectus is a part, is declared effective the holders of shares of common stock who are parties to our investors' rights agreement have the right to require us to register their common stock. The holders exercising the demand rights must hold at least one-third of the shares of common stock subject to the investors' rights agreement. We are obligated to effect two registrations in response to these demand registration rights, and no request for a demand registration may be made within 180 days after the effective date of any registration statement on Form S-1 that we file. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if, in our reasonable opinion, material non-public information exists about us that should not be disclosed. The managing underwriter or underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights due to marketing reasons. We must pay all expenses, except for underwriting discounts and commissions, incurred in connection with these demand registration rights, except that our obligation to reimburse the reasonable fees and disbursements of one counsel to the exercising holders is limited to $20,000 and except that if the registration statement is withdrawn at the request of a majority of the exercising holders, those holders must pay all expenses.

  •
  Piggyback registration rights.  If we register any securities for public sale, the stockholders who are parties to our investors' rights agreement have the right to include their shares of common stock in such registration, subject to specified exceptions. The managing underwriter or underwriters of any underwritten offering have the right to limit the number of shares registered for these stockholders due to marketing reasons, subject to certain exceptions. We must pay all expenses, except for underwriting discounts and commissions, incurred in connection with these piggyback registration rights.

  •
  S-3 registration rights.  If we are eligible to file a short-form registration statement on Form S-3, the stockholders who are parties to our investors' rights agreement can request that we register their shares on a registration statement on Form S-3, provided that the total value of such common stock offered to the public is at least $2,500,000 (based on the current market price of our common stock). Pursuant to the terms of our investors' rights agreement we are required to file only one Form S-3 registration statement in any 12-month period and we are not required to effect any registration of Form S-3 for any stockholder who is then entitled to sell all of the common stock held by such stockholder within any three month period under Rule 144 of the Securities Act. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if, in our reasonable opinion, material non-public information exists about us that should not be disclosed. We must pay all expenses, except for underwriting discounts and commissions, incurred in connection with these S-3 registration rights.

Anti-Takeover Provisions

  Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.

        Delaware law, our certificate of incorporation and our bylaws, as amended and restated prior to the closing of this offering, contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board the power to discourage acquisitions that some stockholders may favor.

  Special Approval for Amendment of Certificate of Incorporation and Bylaws.

        Our certificate of incorporation and bylaws provide that the holders of a majority of our capital stock entitled to vote constitute a quorum for the conduct of business at a meeting of stockholders. However, the holders of at least two-thirds of our outstanding voting stock must approve any amendments to the protective provisions of our certificate of incorporation or bylaws, which include the requirements that actions by stockholders be taken at duly called meetings and not by written consent, and that our board of directors be divided into three classes with staggered terms.

  Limits on Ability of Stockholders to Act by Written Consent.

        Our certificate of incorporation and bylaws provide that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. In addition, our bylaws provide that special meetings of our stockholders may be called only by the board of directors, chairman of the board or president, and not by any stockholder. As a result, one or more persons controlling a majority of our voting stock would not be able to amend our certificate of incorporation or remove directors without a stockholders meeting.

  Undesignated Preferred Stock.

        The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

  Classified Board of Directors.

        Our certificate of incorporation provides for the board of directors to be divided into three classes, each with a staggered three-year term. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than three or more than nine directors. Upon completion of this offering, our board of directors will have            members. Our certificate of incorporation contains a provision prohibiting cumulative voting for the election of directors. Members of our board of directors may only be removed for cause and upon the affirmative vote of the holders of a majority of our capital stock entitled to vote.

  Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals.

        Our bylaws provide that special meetings of our stockholders can be called only by the board of directors, the chairman of the board or the president, and not by any stockholder. Our bylaws also prohibit the conduct of any business other than as specified in the notice of special meeting or as otherwise brought before the meeting by the board of directors. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the board of directors or the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company.

  Limitations on Liability and Indemnification of Directors and Officers.

        For a description of the limitations on liability and indemnification of our officers and directors, see "Certain Relationships and Related Party Transactions—Indemnification and Director and Officer Insurance."

  Amendment Provisions.

        Our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

  Delaware Anti-Takeover Statute.

        We plan to reincorporate in Delaware prior to the effective date of the registration statement of which this prospectus is a part. Once we reincorporate in Delaware, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless at least one of the following conditions applies:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  on completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with the stockholder's affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors do not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

        The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of deferring, delaying or discouraging hostile takeovers and, consequently, they may inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in control or management of our company. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A. and its address is 250 Royall Street, Canton, MA 02021.

Quotation

        We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "FSTC."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the offering, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

        Following the completion of this offering, we will have            shares of common stock outstanding assuming the automatic conversion of all of our outstanding preferred stock, no exercise of the over-allotment option by the underwriters and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless one of our existing affiliates, as that term is defined in Rule 144 under the Securities Act, purchases the shares.

        The remaining shares of common stock held by existing stockholders are restricted shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rules 144 or 701 under the Securities Act, which are summarized below.

        Taking into account the lock-up agreements described below, the number of shares that will be available for sale in the public market 180 days after the date of this prospectus under the provisions of Rules 144 and 144(k) and Rule 701 under the Securities Act will be            shares, of which approximately            shares will be vested and eligible for sale upon the exercise of options.

Lock-Up Agreements

        We and our officers, directors and existing stockholders, who collectively hold                         shares of our common stock, have entered into lock-up agreements with the underwriters in connection with this offering. These lock-up agreements provide that, subject to limited exceptions, neither we nor any of our directors or executive officers nor any of those stockholders may dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, the underwriters may release all or some of the securities from these lock-up agreements. The underwriters have informed us that they have no current intention to release any of the shares subject to the lock-up agreements. Any determination by the underwriters to release any of the shares subject to the lock-up agreements will be made on a case-by-case basis, taking into consideration such factors as market conditions, the possible impact on the market price of our common stock and the identity or special circumstances of the person requesting the release. See "Underwriting" for a description of the lock-up agreements.

Rule 144

        In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or one of our affiliates at least one year prior to the proposed sale is entitled to sell upon expiration of the selling restrictions described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. Therefore, unless otherwise restricted such as through the lock-up agreements, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701, is eligible, subject to the terms of the lock-up agreements, to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Form S-8 Registration Statements

        Shortly after the effectiveness of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2000 Stock Plan, 2004 Stock Plan and 2005 Equity Plan. Upon the filing of the Form S-8, shares of common stock issued upon the exercise of options under our 2000 Stock Plan, 2004 Stock Plan, and 2005 Equity Plan will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the lock-up agreements described above.

Registration Rights

        The holders of 2,131,285 shares of our common stock issuable upon the automatic conversion of our Series A Preferred Stock upon completion of this offering are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our investors' rights agreement and are described above. The registration rights provided for under our investors' rights agreement will expire five years following the completion of this offering, or, with respect to an individual holder's S-3 registration rights, when the holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

        The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders (as described below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion does not address tax consequences of the purchase, ownership or disposition of our common stock to holders of our common stock other than those holders who acquired their beneficial ownership in the common stock in this offering. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address estate tax considerations or the tax considerations arising under the laws of any foreign, state, local or other tax jurisdiction. In addition, except where noted, this discussion addresses only those holders who hold the common stock as capital assets and does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations or government entities;

  •
  brokers or dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than five percent of our equity securities;

  •
  certain former citizens or long-term residents of the United States;

  •
  certain foreign entities that are owned by U.S. persons, including "controlled foreign corporations" and "passive foreign investment companies;"

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code; or

  •
  partnerships or entities taxable as partnerships.

        If a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person or a partnership. For purposes of this discussion, you are a U.S. person if you are:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made an election to be treated as a U.S. person.

Distributions

        Other than a final cash distribution to our former subchapter S stockholders of approximately $3.2 million on December 16, 2004, we have not made any distributions on our common stock since becoming a C Corporation on September 28, 2004. We do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Subject to the discussion below under "Income or Gain Effectively Connected with a United States Trade or Business," any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If a non-U.S. holder holds the common stock through a foreign intermediary, a reduced rate of withholding may be obtained if the foreign intermediary provides a properly executed IRS Form W-8IMY, stating that such holder of the common stock is holding the common stock on behalf of non-U.S. holders and attaching properly executed IRS Form W-8BENs of such non-U.S. holders (unless such intermediary is a qualified intermediary) to the Form W-8IMY. In all situations, the applicable form must be delivered pursuant to applicable procedures and must be promptly transmitted to the U.S. paying/withholding agent.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and if a tax treaty applies, such gain is attributable to your permanent establishment in the United States) (in either case, see the discussion below under "Income or Gain Effectively Connected with a United States Trade or Business);

  •
  you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        Unless an applicable treaty provides otherwise, if you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). We believe we are not and do not anticipate becoming a "U.S. real property holding corporation."

Income or Gain Effectively Connected with a United States Trade or Business

        If you are engaged in a trade or business in the United States and if gain realized on the sale or other disposition of the common stock is effectively connected with your conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by you in the United States), you will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if you were a U.S. taxpayer, although you will be exempt from U.S. withholding tax if you deliver, pursuant to applicable procedures, a properly executed IRS Form W-8ECI to the U.S. paying/withholding agent. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of your effectively connected earnings and profits for the taxable year.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

        Backup withholding is currently imposed at a rate of 28%; however, it is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Thomas Weisel Partners LLC and Jefferies Broadview, a division of Jefferies & Company, Inc., are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
Thomas Weisel Partners LLC
Jefferies Broadview, a division of Jefferies & Company, Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares from us and an aggregate of            additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of

Credit Suisse First Boston LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, except in certain limited circumstances.

        Our officers, directors and existing stockholders, who collectively hold                 shares of our common stock, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus.

        The underwriters have reserved for sale at the initial public offering price up to            shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on The Nasdaq National Market, under the symbol "FSTC".

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between the underwriters and our board of directors. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the ability of our management, the general conditions of the securities markets at the time of the offering and the information in this prospectus and otherwise available to the underwriters. The estimated public offering price range listed on the cover page of this preliminary prospectus may change as a result of the market conditions and other factors.

        We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of our common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the Selling Stockholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Stockholders, will have no liability. In the case of an action for damages, we and the Selling Stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Selected legal matters with respect to this offering and the validity of the common stock offered by this prospectus will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California. Selected legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

        The financial statements of Fastclick, Inc. at December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above.

Fastclick, Inc.

INDEX TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Fastclick, Inc.

        We have audited the accompanying balance sheets of Fastclick, Inc. as of December 31, 2003 and 2004, and the related statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fastclick, Inc., at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/  ERNST & YOUNG LLP

Los Angeles, California
January 28, 2005

FASTCLICK, INC.

BALANCE SHEETS

	As of December 31,	As of December 31, 2004
	2003	Actual	Pro Forma
	($ in thousands, except share data)
			(unaudited) (Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$1,657	$12,397
Short-term investments	—	7,954
Accounts receivable, net of allowance of $70 (2003) and $591 (2004)	4,413	9,003
Prepaid expenses and other current assets	213	232

Total current assets	6,283	29,586
Property and equipment, net	793	2,078
Other assets	778	2,219

Total assets	$7,854	$33,883

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,027	5,695
Deferred revenue	491	738
Accrued payroll	300	2,048
Accrued other liabilities	174	410
Income taxes payable	—	77
Current portion of loans payable	111	46
Deferred income taxes	49	500

Total current liabilities	2,152	9,514
Long-term portion of loans payable, net of current portion	45	75
Deferred tax liabilities	—	806

Total long-term liabilities	45	881

Total liabilities	2,197	10,395
Commitments and contingencies
Redeemable convertible preferred stock, no par value per share; 0 shares authorized at December 31, 2003 and 2,131,285 authorized at December 31, 2004; 0 issued and outstanding as of December 31, 2003 and 2,131,285 issued and outstanding at December 31, 2004 (liquidation preference of $75,000)	—	73,416	—

Stockholders' equity (deficit):
Preferred stock, no par value per share; 800,000 shares authorized at December 31, 2003 and 0 at December 31, 2004; 0 outstanding at December 31, 2003 and 2004	—	—	—
Common stock, $0 par value; 3,750,000 shares authorized; 2,035,125 shares issued and 2,135,125 shares outstanding as of December 31, 2003, and 2,398,263 shares issued and 615,319 shares outstanding as of December 31, 2004	457	8,395	$81,811
Deferred compensation	—	(7,249)	(7,249)
Less: Treasury stock	(30)	(54,386)	(54,386)
Retained earnings	5,230	3,312	3,312

Total stockholders' equity (deficit)	5,657	(49,928)	$23,488

Total liabilities and stockholders' equity (deficit)	$7,854	$33,883

See accompanying notes.

FASTCLICK, INC.

STATEMENTS OF INCOME

	Year Ended December 31,
	2002	2003	2004
	(in thousands, except share data)
Revenue	$17,664	$28,663	$58,015
Cost of revenue	11,766	19,246	38,055

Gross profit	5,898	9,417	19,960

Operating costs:
Sales and marketing	995	2,160	6,810
Technology	345	402	2,287
General and administrative	422	1,045	2,787
Stock-based compensation(a)	—	—	644

Total operating costs	1,762	3,607	12,528

Operating income	4,136	5,810	7,432
Interest and dividend income	19	19	124
Interest expense	—	(5)	(8)
Loss on sale/disposal of equipment	—	(12)	(2)

Income before income taxes	4,155	5,812	7,546
Provision for income taxes	97	55	2,412

Net income	$4,058	$5,757	$5,134

Unaudited pro forma statement of income data (see Note 1 and Note 4):
Income before income taxes	$4,155	$5,812	$7,546
Pro forma provision for income taxes	1,581	2,167	2,786

Pro forma net income	$2,574	$3,645	$4,760

(a)
Stock-based compensation charges are excluded from the following operating expense categories:

Cost of revenue	$11
Sales and marketing	305
Technology	130
General and administrative	198

$644

See accompanying notes.

FASTCLICK, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock
					Deferred Stock Based Compensation		Retained Earnings	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount		Treasury Stock
	(in thousands)
Balance at December 31, 2001	—	$—	1,800	$401	—	$—	406	$807
Sale of common stock	—	—	120	—	—	—	—	—
Exercises of stock options	—	—	175	20	—	—	—	20
Treasury stock	—	—	(60)	—	—	(30)	—	(30)
Distributions to stockholders	—	—	—	—	—	—	(607)	(607)
Net income	—	—	—	—	—	—	4,058	4,058

Balance at December 31, 2002	—	—	2,035	421	—	(30)	3,857	4,248
Exercises of stock options	—	—	100	36	—	—	—	36
Distributions to stockholders	—	—	—	—	—	—	(4,384)	(4,384)
Net income	—	—	—	—	—	—	5,757	5,757

Balance at December 31, 2003	—	—	2,135	457	—	(30)	5,230	5,657
Exercises of stock options	—	—	43	45	—	—	—	45
Distributions to stockholders	—	—	—	—	—	—	(7,052)	(7,052)
Treasury stock repurchased	—	—	(1,563)	—	—	(54,356)	—	(54,356)
Deferred stock-based compensation related to issuance of stock options to employees	—	—	—	7,893	(7,893)	—	—	—
Amortization of stock-based compensation	—	—	—	—	644	—	—	644
Net income	—	—	—	—	—	—	5,134	5,134

Balance at December 31, 2004	—	$—	615	$8,395	$(7,249)	$(54,386)	$3,312	$(49,928)

See accompanying notes.

FASTCLICK, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Cash flow from operating activities:
Net income	$4,058	$5,757	$5,134
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred compensation	—	—	644
Deferred income taxes	(177)	18	1,257
Depreciation and amortization	113	192	475
Loss on sale/disposal of equipment	—	27	2
Changes in operating assets and liabilities:
Accounts receivable	(1,222)	(1,845)	(4,590)
Prepaid expenses and other assets	(914)	709	(19)
Other assets	(24)	10	(8)
Accounts payable	878	(311)	4,668
Deferred revenue	58	335	247
Accrued payroll	100	102	1,748
Income taxes payable	25	(25)	77
Accrued other liabilities	51	97	236

Net cash provided by operating activities	2,946	5,066	9,871

Cash flow from investing activities:
Purchase of property and equipment	(145)	(717)	(1,596)
Purchase of domain names	(129)	(5)	(87)
Purchase of short-term investments	—	—	(7,954)
Website development costs	—	(28)	—
Software development costs	(120)	(489)	(716)

Net cash used in investing activities	(394)	(1,239)	(10,353)

Cash flow from financing activities:
Net borrowings under loans payable	—	155	(35)
Proceeds from sale of common stock	20	36	45
Net proceeds from the sale of preferred stock	—	—	73,416
Payments to repurchase common stock	(30)	—	(54,356)
Financing costs	—	—	(796)
Distributions to S corporation stockholders	(608)	(4,384)	(7,052)

Net cash (used in) provided by financing activities	(618)	(4,193)	11,222

(Decrease) increase in cash and cash equivalents	1,934	(366)	10,740
Cash and cash equivalents, beginning of year	89	2,023	1,657

Cash and cash equivalents, end of year	$2,023	$1,657	$12,397

Supplemental disclosures to the statements of cash flows were as follows:

	Year Ended December 31,
	2002	2003	2004
Cash paid for interest	$—	$5	$9

Cash paid for income taxes	252	75	1,055

Supplemental disclosure of cash flow information:
Equity based deferred compensation	$—	$—	$7,249

See accompanying notes.

FASTCLICK, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. The Company and Summary of Significant Accounting Policies

        The Company—Fastclick, Inc. (Fastclick or the Company) is a provider of Internet advertising technologies and services. Advertisers pay the Company to place their Internet ads on third-party websites in its network and the Company shares the revenue it receives from placing those ads with the website owners, or publishers, that provided the ad space. The Company's technologies and services, including its proprietary Optimization Engine, Internet ad placement bidding system and reporting and campaign management tools are designed to improve the effectiveness of Internet ad campaigns, provide advertisers with an increased return on their advertising expenditures and enhance the value of Internet ad space available on its network of third-party websites.

        Fastclick was incorporated on March 31, 2000, under the laws of California and plans to reincorporate under the laws of Delaware prior to the effective date of the registration statement (see Note 14). The Company's headquarters are located in Santa Barbara, California.

        Pro Forma Balance Sheet—The unaudited pro forma balance sheet as of December 31, 2004 reflects the automatic conversion of all outstanding shares of the Company's redeemable convertible Series A preferred stock on a one-for-one basis into 2,131,285 shares of common stock upon completion of the Company's initial public offering. (See Note 14)

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents—Cash and cash equivalents include cash on hand, in banks, and short-term investments with original maturities of three months or less on the date of purchase.

        Short-term Investments—The Company considers its marketable securities available-for-sale as defined in SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Realized gains and losses and declines in value considered to be other than temporary are included in income. The cost of securities sold is based on the specific identification method. For short-term marketable securities, there were no material realized or unrealized gains or losses, nor any material differences between estimated fair values, based on quoted market prices, and the costs of securities in the investment portfolio as of December 31, 2004. The Company's short-term marketable securities consist primarily of Euro dollar commercial paper.

        Fair Value of Financial Instruments—The carrying value of financial instruments, which includes cash and cash equivalents, accounts receivable, accounts payable and borrowings approximates fair values at December 31, 2003 and 2004, due to their short-term maturities and the relatively stable interest rate environment.

        Prepaid Expenses—Prepaid expenses consist primarily of prepayments to website publishers and amounts paid for operating expenses, such as rent, insurance, and trade show fees, that will be recognized in the following period.

        Property and Equipment, Net—Property and equipment are stated at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Expenditures for additions and major improvements are capitalized. Depreciation is provided using the straight-line method. Depreciation expense was $87,022, $140,187 and $309,279 for 2002, 2003 and 2004, respectively.

        Software Development Costs for Internal Use—According to SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," (SOP 98-1) software development costs incurred during the application development stage including (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software are capitalized.

        Costs incurred in the preliminary project and post-implementation stages of an internal use software project are expensed as incurred.

        The Company capitalized software development costs for internal use amounting to $488,786 during 2003 and $716,149 during 2004.

        Software development costs for internal use are being amortized using the straight-line method over four years. Amortization of software development costs was $24,082, $49,150 and $161,164 for 2002, 2003 and 2004, respectively. Management expects all costs to be recovered during the amortization periods. Management routinely assesses whether recovery periods should be reduced based on changes in market and other external factors.

        Website Development Costs—Under EITF 00-2, "Accounting for Website Development Costs," the Company accounts for its website development costs by applying SOP 98-1. During 2003, $27,800 was capitalized. Of that amount, $19,000 was for the enhancement of the "fastclick.com" website. Website development costs are being amortized using the straight-line method over four years. Amortization of website development costs was $1,009, $2,197 and $5,338 for 2002, 2003 and 2004, respectively.

        Domain Names—The Company has capitalized costs paid to acquire certain domain names, and management believes that the purchased domain names will have an infinite life and, therefore, does not amortize the cost of acquiring these domain names.

        Impairment of Long-Lived Assets—The Company evaluates impairment of long-lived assets, which includes property and equipment and identifiable intangible assets whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Events and circumstances that may indicate that an asset is impaired may include significant decreases in the market value of an asset or common stock, a significant decline in actual or projected revenue, a change in the extent or manner in which an asset is used, shifts in technology, loss of key management or personnel, changes in the Company's operating model or strategy, and competitive forces as well as other factors. To date, the Company has identified no such impairment losses.

        Revenue Recognition—The Company recognizes revenue in accordance with accounting principles generally accepted in the United States and with Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition." Recognition occurs when there is persuasive evidence of an arrangement, delivery has occurred (as indicated below), the fees are fixed and determinable, and collection is reasonably assured.

        The Company offers its advertisers multiple pricing options, including (1) cost-per-action, where the advertiser pays Fastclick a fee based on the number of specified Internet user responses, such as registrations, requests for information or sales that its advertisements produce; (2) cost-per-click, where the advertiser pays Fastclick a fee based on the number of clicks its advertisements generate; and (3) cost-per-thousand impressions, where the advertiser pays Fastclick a fee based on the number of times its advertisements are displayed, referred to as impressions. Under the cost-per-click and cost-per-action pricing models, Fastclick's revenue is recognized when an Internet user performs a specific action, such as clicking on an advertiser's banner. Under the cost-per-thousand impressions pricing model, Fastclick recognizes revenue based on the number of advertisements delivered.

        The Company provides some advertisers services under cost-per-click, cost-per-action and cost-per-thousand impressions pricing models simultaneously. Management believes that services under each model represent separate units of accounting pursuant to EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 addresses certain aspects of accounting by a vendor of arrangements under which it will perform multiple revenue generating activities, specifically, how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. These separate services are provided simultaneously to the advertisers and are recognized as revenue in the periods delivered (as indicated above).

        Deferred revenue is recorded when payments are received in advance of the Company providing advertising services.

        Cost of Revenue—Cost of revenue consists primarily of amounts the Company incurs and pays to website publishers for their share of revenue the Company derives from their advertising space and, to a lesser extent, the cost of maintaining the computer systems infrastructure which supports the Company's proprietary technologies, salaries and benefits of network operations personnel, bandwidth and communications costs, depreciation of network infrastructure equipment and the cost of database maintenance and support.

        Sales and Marketing—The Company's sales and marketing expenses relate primarily to the compensation and associated costs for sales and marketing personnel, marketing and advertising, public relations and other promotional activities, general business development activities, website acquisition and product development expenses.

        Advertising costs included in sales and marketing expenses were $996, $50,545 and $151,645 for 2002, 2003 and 2004, respectively.

        Technology—Technology costs include expenses for the research and development of new technologies designed to enhance the Company's Internet advertising technologies and services and costs associated with the maintenance and administrative support of the Company's technology team, including the salaries and related expenses for the Company's research and development, as well as costs for contracted services and supplies. Also included in technology is the amortization of capitalized software development costs. Costs incurred for research and development are expensed as incurred.

        General and Administrative—The Company's general and administrative expenses relate primarily to the compensation and associated costs for general and administrative personnel, professional fees and facility costs.

        Sales and Concentration of Credit Risk—Fastclick extends credit to its advertisers based on an ongoing evaluation of their financial condition. The Company generally does not require collateral or other security to support accounts receivable. To date, credit losses have not been significant and are within management's expectations.

        The Company encounters a certain amount of risk as a result of a concentration of revenue from a few significant advertisers, and website advertising space provided by a few significant website publishers.

        The Company's top 10 advertisers accounted for 49.7%, 47.6% and 45.8% of revenue in 2002, 2003 and 2004, respectively. One advertiser accounted for 11.2% of revenue for 2003. No advertiser accounted for more than 10% of revenue for 2002 or 2004.

        Expenses for the Company's top 10 website publishers accounted for 44.3%, 22.6% and 21.6% of publisher expenses for 2002, 2003 and 2004, respectively. No publisher of websites accounted for more than 10% of publisher expenses for 2003 and 2004. One publisher of websites accounted for 25.9% of publisher expenses in 2002.

        Stock-Based Compensation—The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of shares at the date of grant. As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company accounts for stock option grants to employees using the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25).

        In conjunction with the Company's recapitalization transaction discussed in Note 9, the Company reviewed its historical exercise prices through December 31, 2004 and, as a result, revised the estimate of fair value for all stock options granted subsequent to January 1, 2004. With respect to these options granted, the Company had a deferred stock compensation balance of $7,249,090 at December 31, 2004, for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant dates. The Company expects to record significant additional deferred compensation and compensation expense from January 1, 2005 through the initial public offering date. Deferred stock compensation is recognized and amortized on a straight-line basis over the vesting period of the related options, generally four years. The Company recorded no deferred compensation or compensation expense in 2002 and 2003 under APB No. 25 as all grants of options were at fair market value. Compensation expense under APB No. 25 related to stock options granted to the Company's employees was $644,395 for the year ended December 31, 2004.

        In accordance with SFAS 123, the Company provides the pro forma disclosures in Note 11 of the effect on net income if SFAS 123 had been applied in measuring compensation expense for all periods presented.

        Income Taxes—From inception to December 31, 2001, the Company operated as a C corporation. Effective January 1, 2002, the Company elected to be taxed as a subchapter S corporation for federal and state income tax purposes. Income, deductions, gains, losses, tax credits and other tax attributes of the Company passed through and were taxed directly to the stockholders for all of 2002 and 2003 and the period from January 1, 2004 through September 27, 2004. On September 28, 2004, Fastclick completed a private placement of preferred shares, which resulted in the revocation of its subchapter S corporation status. The Company now operates as a C corporation and is subject to tax in the United States. Consequently, no federal income tax provision is recorded in the accompanying financial statements for the years ended December 31, 2002, 2003 and for the period January 1, 2004 through September 27, 2004. Under state laws, certain taxes (net of available tax credits) are imposed upon subchapter S corporations and are provided for in the accompanying financial statements. As a subchapter S corporation, the Company's policy was to disburse the necessary amount of funds to satisfy the stockholders' estimate of income tax liabilities based upon the Company's taxable income. The pro forma income tax provision on the face of the statements of operations reflects the pro forma effects as if the Company had been established as a C corporation for all periods presented. (See Note 4)

        As a result of changing from a subchapter S corporation to a C corporation, the Company has recorded a tax provision amounting to $2.0 million for federal taxes and $0.4 million for California state taxes. The Company will be taxed at statutory corporate rates going forward. Deferred tax assets and liabilities will be recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

        Recent Accounting Pronouncements—On December 16, 2004, the Financial Accounting Standards Board (FASB) issued its final standard on accounting for Share-Based Payment in FASB Standard 123R, which requires all companies to measure compensation cost for all share-based payments (including stock options) at fair value, would be effective for public companies for interim or annual periods beginning after June 15, 2005. The Company will adopt the standard in the quarter ending September 30, 2005 or earlier and could adopt the new standard in one of two ways—the modified prospective transition method or the modified retrospective transition method.

        The Company has not concluded how it will adopt this new standard. This standard will have a significant impact on the Company's consolidated statement of operations as the Company will be required to expense the fair value of its stock options rather than disclosing the pro forma impact on its consolidated result of operations within its footnotes in accordance with the disclosure provisions of SFAS 123. This will result in lower reported earnings per share, which could negatively impact the Company's future stock price. In addition, this could impact the Company's ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

2. Property and Equipment

        Property and equipment, net consisted of the following:

		As of December 31,
	Useful Life	2003	2004
	(in thousands)
Computer equipment and purchased software	3 years	$529	$1,960
Furniture and equipment	7 years	126	281
Leasehold improvements	20 years	384	390

		1,039	2,631
Less accumulated depreciation		(246)	(553)

		$793	$2,078

3. Loans Payable

        Loans payable consist of the following:

	As of December 31,
	2003	2004
	(in thousands)
Current portion of loans payable:
Bank of the West loan	$83	$17
Caterpillar loan	28	29

Total current loans payable	$111	$46

Long-term portion of loans payable:
Bank of the West	$—	$60
Caterpillar loan	45	15

Total long-term portion	$45	$75

        The Company obtained a loan from Caterpillar Financial Services (Caterpillar) to finance the purchase of a generator for emergency electricity supply. Caterpillar holds a security interest in this equipment and has recorded a UCC filing in California. The loan bears annual interest at 6.75%, and the Company began repaying the loan in July 2003 in 36 equal monthly installments of $2,660.

        The Company signed a promissory note with Bank of the West and obtained a short-term credit line of $350,000 in 2003. This is an unsecured loan, and bears a variable interest rate of 1.5% over prime. The interest rate was 5.25% and 6.5% at December 31, 2003 and 2004, respectively. During September 2004, this loan was converted to a term loan due in installments through May 2009. In January 2005 the Company paid the entire balance in full (unaudited).

4. Income Taxes

        From inception to December 31, 2001, the Company operated as a C corporation. Effective January 1, 2002, the Company elected to be taxed as a subchapter S corporation for federal and state income tax purposes. As a result, the Company was subject to federal and California built-in gains taxes in 2002. The unpaid amount of built-in gains tax as of December 31, 2002, was included in the current income tax liability at December 31, 2002. In addition to the built-in gains tax, the Company was also subject to a 1.5% California S corporation income tax.

        Because of the subchapter S corporation election, the income, deductions, gains, losses, tax credits, and other tax attributes of the corporation pass through and were taxed directly to the stockholders for 2002 and 2003 and for the period from January 1, 2004 through September 27, 2004.

        Effective September 27, 2004, the Company revoked its subchapter S corporation status for federal and state income tax purposes. Beginning September 28, 2004, the Company was taxed as a C corporation.

        The components of the income tax expense were as follows:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Current:
Federal	$221	$—	$854
California	53	37	301

Total current portion	274	37	1,155

Deferred:
Federal	(179)	—	1,163
California	2	18	94

Total deferred portion	(177)	18	1,257

Total income tax provision	$97	$55	$2,412

        The Company's effective tax rate of 32.0% for 2004 differs from the statutory federal income tax rate of 34% due to state tax provision, net of federal tax effect, of 6% and stock-based compensation of 3%, offset by tax benefits of subchapter S corporation of 10%.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for state income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,
	2003	2004
	(in thousands)
Deferred tax assets (liabilities):
Accounts receivable	$(65)	—
Prepaid expenses	(3)	—
Difference in book versus tax basis accumulated depreciation	(1)	(340)
Internally developed software capitalized for book and expensed for tax, net of amortization	(9)	(466)
Accounts payable	16	—
Payroll liabilities	3	—
IRC Section 481(a) adjustment	—	(796)
Deferred revenue	7	—
Allowance for doubtful accounts	—	235
Other	3	61

Total deferred tax assets (liabilities)	$(49)	$(1,306)

        Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

        For informational purposes, the statements of income include a pro forma adjustment for income taxes that would have been recorded if the Company had been a C corporation from inception, calculated in accordance with FAS No. 109, "Accounting for Income Taxes."

        On a pro forma basis, the Company's effective tax rate differs from the statutory federal income tax rate of 34% as per the following table:

	Year Ended December 31,
	2002	2003	2004
Provision on earnings at federal statutory tax rate	34%	34%	34%
State tax provision, net of federal tax effect	6%	6%	7%
Tax credits and other	(2)%	(3)%	(4)%

Total provision for income taxes	38%	37%	37%

        The components of the income tax provision, on a pro-forma basis, for the periods presented are as follows:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Current:
Federal	$1,214	$1,514	$2,284
State and local	310	396	588

Total current provision	1,524	1,910	2,872

Deferred:
Federal	48	235	(43)
State and local	9	22	(43)

Total deferred provision	57	257	(86)

Total income tax provision	$1,581	$2,167	$2,786

5. Allowance of Doubtful Accounts

        The following schedule reflects the changes in the allowance for doubtful accounts (in thousands):

Balance, December 31, 2001	$—
Provision expense	—
Charge to allowance	—

December 31, 2002	$—
Provision expense	70
Charge to allowance	—

December 31, 2003	$70
Provision expense	611
Charge to allowance	(90)

December 31, 2004	$591

        The Company extends credit to its advertisers based on evaluation of credit references, financial condition and payment history. The Company generally does not require collateral or other security to support accounts receivable. The allowance for doubtful accounts for estimated losses results from management's judgment based on historical experience and specific customer collection issues that have been identified.

6. Related Party Transactions

        On April 15, 2000, the Company entered into a licensing agreement with one of its founders, Jeff Pryor. Under the agreement, the Company utilized the "fastclick.com" Internet domain name (which was owned by the founder) and was obligated to pay certain royalty fees to the founder. Accordingly, the Company accrued royalties fees totaling $19,955, $21,940 and $0 for the years ended December 31,

2002, 2003 and 2004, respectively. On May 6, 2004, the Company entered into an assignment agreement with Mr. Pryor, acquired the Internet domain name "Fastclick.com" and paid off the previous accrued royalties for a total of $125,000, the total cost of the domain name "fastclick.com."

        Mr. Pryor operates websites that offer advertising space on the Company's network. Our payments to Mr. Pryor totaled $28,024, $16,244 and $22,297 for the years ended December 31, 2002, 2003 and 2004, respectively and are included in cost of revenue.

7. Commitments and Contingencies

        On January 1, 2003, the Company began leasing office space in downtown Santa Barbara, California, for administration, research, and operations. The lease term is for 40 months, through April 2006, with a renewal option at the Company's discretion. On June 1, 2004, the Company entered into a sublease for a second office location in Santa Barbara, California with a lease term of 23 months through April 2006. Rent expense under the Company's building operating leases was $48,498, $257,641 and $369,463 for 2002, 2003 and 2004, respectively. The Company does not have any capital leases.

        The Company has existing legal claims against it and may encounter future legal claims in the normal course of business. In the opinion of the Company, the resolution of the existing legal claims are not expected to have a material impact on the Company's financial position or results of operations. The Company believes an accrual is not necessary in connection with the above litigation.

8. Redeemable Convertible Series A Preferred Stock

        On September 28, 2004, the Company issued 2,131,285 shares of Series A Preferred Stock at a price of $35.19 per share resulting in net proceeds of $73.4 million. Issuance costs amounted to approximately $1.6 million.

        The Series A Preferred Stock has the rights, preferences and privileges set forth below.

        Voting

        Each holder of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock issuable upon conversion of such shares of Preferred Stock and shall have voting rights and powers equal to the voting rights and powers of the common stock. Each holder of common stock shall be entitled to one vote for each share of common stock held.

        The Company will have a Board consisting of seven directors. The Preferred Stockholders will be entitled to elect three directors. The Preferred Stockholders and Common Stockholders voting together as a single class on an as-converted to common stock basis, will be entitled to elect four directors.

        Conversion

        Each share of Series A Preferred Stock will be convertible, at the option of the holder, into the number of shares of common stock determined by dividing $35.19 (the "Original Series A Issue Price") by the conversion price (the "Conversion Price"). The initial Conversion Price will be the Original Series A Issue Price and initially each share of Series A Preferred Stock will convert into one share of common stock. The Conversion Price is adjustable based on stock splits, combinations and weighted average anti-dilution protection in the event the Company issues any securities at a price deemed to be less than $35.19 per share. The Series A Preferred Stock will automatically convert into common stock at the Conversion Price if i) there is an initial public offering of the common stock at $70.38 per share and resulting in gross proceeds to the Company of at least $50,000,000, or ii) the holders of at least two-thirds of the Series A Preferred Stock consent to a conversion.

        Dividends

        The holders of shares of Series A Preferred Stock will be entitled to receive dividends prior and in preference to any dividend on the common stock, at the annual rate of 8% of the purchase price per annum, payable when, as and if declared by the Board. The dividends will not be cumulative.

        Liquidation

        If there is a liquidation, dissolution or winding up of the Company, the Series A Preferred Stock holders will be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to $35.19 per share. Any remaining assets will be distributed to the Preferred Stock holders and common stock holders on a pro rata basis (assuming conversion of the Series A Preferred Stock) until the Series A Preferred Stock holders have received (i) $70.38 per share if the liquidation, dissolution or winding up of the Company occurs on or prior to September 30, 2006, or (ii) $87.975 per share if the liquidation, dissolution or winding up of the Company occurs after September 30, 2006, in each case including the initial payment to the Preferred Stock holders. The common stock holders will receive all remaining assets on a pro rata basis.

        Redemption

        The Series A Preferred Stock holders may require the Company to redeem their shares of Series A Preferred Stock at anytime after September 30, 2009 by written request of the holders of at least two-thirds of the Series A Preferred Stock. The redemption price will be $35.19 per share and will be payable in three (3) equal annual installments.

        Protective Provisions

        If at least 410,443 of the originally issued shares of Series A Preferred Stock are outstanding, the Company must obtain the approval of the holders of at least two-thirds of the Series A Preferred Stock before the Company may 1) consent to (i) any liquidation, dissolution or winding up of the Company, (ii) any issuance, sale or other disposition of a majority by voting power of the voting shares of the Company, or (iii) any merger or consolidation with or into, or permit any subsidiary to merge or consolidate with or into, any other corporation, corporations, entity or entities (except as provided in the Amended and Restated Articles), 2) sell, abandon, transfer, lease, license, mortgage, hypothecate or otherwise encumber or otherwise dispose of all or substantially all of the Company's properties or assets 3) alter or change the rights, preferences or privileges of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, 4) increase the total number of authorized shares of Series A Preferred Stock, 5) authorize or issue, or obligate itself to issue, any equity security, other than the common stock authorized and issued as of the date of the Amended and Restated Articles, having rights, preferences or privileges senior to or over, or being on a parity with, the Series A

Preferred Stock, 6) redeem, repurchase or otherwise acquire shares of Preferred Stock or common stock, except as provided in the Amended and Restated Articles, 6) amend, alter or repeal the Amended and Restated Articles or Bylaws, except as otherwise provided, 7) increase or decrease the size of the Board, 8) increase the number of shares reserved for issuance to employees, directors, consultants or advisors performing services for the Company or any subsidiary pursuant to a stock option plan, restricted stock plan or other arrangement, or 9) change the principal business of the Company or exit the Company's current line of business.

9. Stockholders' Equity

        Preferred Stock

        As of December 31, 2003, the Company was authorized to issue 800,000 shares of preferred stock, none of which were outstanding. As of December 31, 2004, the Company was authorized to issue 2,131,285 shares of Series A Preferred Stock of which 2,131,285 were outstanding.

        On December 31, 2001 400,000 shares of preferred stock were converted to common on a one-to-one basis.

        Common Stock

        As of December 31, 2004, the Company was authorized to issue 3,750,000 shares of common stock. As of December 31, 2004, 187,149 shares of common stock were reserved for issuance, 2,398,263 shares were issued and 615,319 shares were outstanding.

        In connection with the issuance of redeemable convertible Series A preferred stock on September 28, 2004, the Company simultaneously repurchased common stock from the Company's founders, stockholders and employees at the same $35.19 per share price as the Series A preferred. As a result, the new preferred stockholders acquired approximately 78% of the Company. The Company structured and treated this transaction as a recapitalization, for accounting purposes given that existing common stockholders maintained approximately 22% of the Company, the transaction did not include leverage, and a new company was not utilized to effect the transaction.

10. Stock Options

        2000 Stock Plan

        On July 20, 2000, the Company adopted the 2000 Equity Participation Plan (the 2000 Stock Plan). The 2000 Stock Plan permits the issuance of both qualified stock options herein referred to as incentive stock options (ISO), and nonqualified stock options. The ISOs may only be awarded to employees, while the nonqualified stock options may be awarded to directors, officers, employees, and consultants. Options granted under the 2000 Stock Plan are subject to vesting and certain forfeiture provisions related to non-competition with the Company. The outstanding options, which expire ten years from date of grant, have exercise prices that range between $1.00 to $7 per share. The exercise price of ISOs may not be less than the fair market value of the shares on the date of grant, while nonqualified options may be granted at an exercise price not less than 85% of the fair market value of the stock on the date of grant. No nonqualified options have been granted under the 2000 Stock Plan.

        The Company reserved 800,000 shares of common stock for grants of ISOs and nonqualified stock options under the 2000 Stock Plan. On September 8, 2004, the Board determined to cease granting shares under the 2000 Stock Plan. As of December 31, 2004 the Company had 167,637 shares of common stock reserved for issuance, and zero shares of common stock remained available for grant.

        A summary of the Company's 2000 Stock Plan is as follows:

	Shares	Weighted- Average Price per Share
Outstanding at December 31, 2001	234,500	$0.10
Granted	60,000	0.75
Exercised	(175,125)	0.11

Outstanding at December 31, 2002	119,375	$0.41
Granted	171,400	5.81
Exercised	(100,000)	0.36

Outstanding at December 31, 2003	190,775	$5.29
Granted	20,000	12.75
Exercised	(43,138)	1.19

Outstanding at December 31, 2004	167,637	$7.27

        Information regarding stock options pursuant to the 2000 Stock Plan outstanding and exercisable as of December 31, 2004, is as follows:

Exercise Prices	Number of Options Outstanding	Weighted- Average Contractual Life in Years	Number of Options Exercisable
$1.00	11,625	8.20	3,000
$7.00	136,012	8.82	40,937
$12.75	20,000	9.21	2,500

Total	167,637	—	46,437

        2004 Stock Plan

        On September 8, 2004, the Company adopted the 2004 Stock Incentive Plan (the 2004 Stock Plan). The 2004 Stock Plan permits the issuance of both qualified stock options herein referred to as incentive stock options (ISO), and nonqualified stock options. The ISOs may only be awarded to employees, while the nonqualified options may be awarded to directors, officers, employees, and consultants. Options granted under the 2004 Stock Plan are subject to vesting and certain forfeiture provisions related to non-competition with the Company. The outstanding options expire ten years from date of grant. The exercise price of ISOs may not be less than the fair market value of the shares on the date of grant, while nonqualified options may be granted at an exercise price not less than 85% of the fair market value of the stock on the date of grant. No nonqualified options have been granted under the 2004 Stock Plan.

        The Company reserved 495,585 shares of common stock for grants of ISOs and nonqualified stock options under the 2004 Stock Plan. As of December 31, 2004 the Company had 308,436 shares of common stock available for grant under the 2004 Stock Plan. No new options will be issued under the 2004 Stock Plan following the closing of the Company's initial public offering.

        A summary of the Company's 2004 Stock Plan is as follows:

	Shares	Weighted- Average Price per Share
Outstanding at December 31, 2003	—	$—
Granted	308,436	$13.38

Outstanding at December 31, 2004	308,436	$13.38

        Information regarding stock options pursuant to the 2004 Stock Plan outstanding and exercisable as of December 31, 2004, is as follows:

Exercise Prices	Number of Options Outstanding	Weighted- Average Contractual Life in Years	Number of Options Exercisable
$12.75	267,588	9.72	15,174
$17.50	40,848	9.92	—

Total	308,436	—	15,174

11. Stock Compensation

        The Company accounts for stock options using the intrinsic-value method under APB No. 25. Accordingly, no compensation expense has been recorded for the stock options granted since the exercise price was equal to the fair market value of the shares at the grant date. However, if the Company recognized employee stock option related compensation expense in accordance with SFAS No. 123 and used the minimum-value method for determining the weighted average fair value of options granted, the pro forma net income would have been as follows:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Net income as reported	$4,058	$5,757	$5,134
Less: Stock compensation as if the fair value method was used	(4)	(13)	(127)

Pro forma income	$4,054	$5,744	$5,007

        The compensation portion of the Company's stock option grants was estimated at the date of the grant using the minimum-value option-pricing model with the following assumptions:

	2002	2003	2004
Risk-free interest rate	3.34%	2.11%	3.38%
Expected option life (years)	5.00	5.00	5.00
Dividend yield	0.00%	0.00%	0.00%

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized ratably over the option's vesting period. The pro forma effect on net income for the years presented is not representative of the pro forma effect on net income in future years because compensation expense in future years could reflect the amortization of a greater or lesser number of stock options granted in succeeding years. Should the Company complete an initial public offering of its common stock, stock-based awards granted thereafter will be valued using the Black-Scholes option pricing model. In addition to the factors used to estimate the fair value of stock options issued using the minimum-value method, the Black-Scholes model considers the expected volatility of the Company's stock price, determined in accordance with SFAS 123, in arriving at an estimated fair value. The minimum-value method does not consider stock price volatility.

12. Ownership Equivalency Plan

        In 2003 the Company established an Ownership Equivalency Plan (OEP) to provide a means through which it was able to grant its directors, officers, employees, and consultants the right to realize similar economic benefits that would otherwise result from the ownership of equity securities of the Company. The Company reserved 400,000 ownership equivalent units with automatic quarterly vesting over two to four years. As of December 31, 2003, 60,600 equivalent units had been granted, of which 7,700 units were vested. From January 1, 2004 through September 28, 2004 an additional 23,200 ownership equivalent units were granted, 900 were cancelled and a total of 25,723 had vested by September 28, 2004. The units had strike prices ranging from $1 to $12.75, which equaled the deemed fair market value of the unit at the grant date.

        The Company treated the OEP under APB Opinion 25 as a fixed plan (as the number of shares and exercise price were known at the grant date) with a contingent appreciation right, which would only be triggered in the event of a liquidation of the Company, pro rata redemption of the Company's common stock or termination of the OEP. Upon termination, the Company has the right to repurchase the equivalent units from the holders at fair market value. On September 8, 2004, the Board approved the termination of the OEP on a pro rata basis, in connection with the recapitalization that occurred on September 28, 2004. As a result, all outstanding equivalent units were cancelled. The Company recorded a compensation charge in the amount of $952,000 which was based on the fair market value of the common stock at $35.19 per share (as evidenced by the recapitalization transaction), plus additional compensation to the equivalent units holders for forfeiting their rights under the OEP.

13. Retirement Plan

        The Company sponsors a 401(k) salary deferral plan (the 401(k)Plan) that qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) plan became effective in January 2002. Under the 401(k) Plan, eligible employees may defer a percentage of their pre-tax salaries and wages up to specified limits. All full-time employees of the Company are eligible to participate in the 401(k) Plan. The 401(k) Plan does not invest 401(k) Plan assets in the stock of the Company. The Company can make discretionary contributions as a percentage of each participating employee's salary. Discretionary contributions made by the Company were as follows:

Year	Amount
2003	$76,806
2002	22,288

        As of December 31, 2004, the Company intends on contributing 3% of eligible wages and has accrued $192,447.

14. Registration Statement

        On December 21, 2004, the Board of Directors authorized, and on December 22, 2004 the Company filed a registration statement with the Securities and Exchange Commission for the Company's initial public offering.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        Other than the pro rata underwriting discounts and commissions to be paid by the selling stockholders, all costs and expenses incurred in connection with the sale and distribution of the common stock being registered for sale will be paid by the registrant. The following table sets forth the various expenses expected to be incurred by the registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$10,828
National Association of Securities Dealers, Inc. filing fee		9,700
Nasdaq National Market listing fee		5,000
Blue Sky fees and expenses		10,000
Accounting fees and expenses		450,000
Legal fees and expenses		650,000
Printing and engraving fees		250,000
Registrar and Transfer Agent's fees		12,000
Miscellaneous fees and expenses

Total	$

Item 14. Indemnification of Directors and Officers.

  Delaware General Corporate Law

        The registrant plans to reincorporate in Delaware prior to the effective date of this registration statement. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 provides further that a corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of any action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        In addition, Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

The registrant's certificate of incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law.

        The registrant's bylaws provide that the registrant shall indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding (other than an action by or in the right of the registrant) by reason of the fact that he or she is or was a director or officer of the registrant or is or was serving at the registrant's request as a director officer of another corporation, partnership, joint venture, trust or other enterprise. The registrant's bylaws provide that the registrant may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was an employee or agent of the registrant or is or was serving at the registrant's request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The registrant's bylaws also provide that it may advance expenses incurred by or on behalf of a director, officer, employee or agent in advance of the final disposition of any action or proceeding.

  Directors' and Officers' Liability Insurance

        Section 145 of the Delaware General Corporation Law further provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

        The registrant's bylaws permit the registrant to secure insurance on behalf of any officer, director, employee or other agent of the registrant and any person serving at the registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or member of any committee or similar body, for any liability arising out of his or her actions in that capacity, regardless of whether the registrant's bylaws would otherwise permit indemnification.

        The registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided to the registrant's directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the registrant with respect to payments which may be made by the registrant to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

  Indemnification Agreements

        Prior to completion of this offering, the registrant will enter into indemnification agreements with each of its directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require the registrant, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require the registrant to advance all expenses incurred by the directors and officers in investigating or defending any such action, suit or proceeding. The registrant believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

        At present, the registrant is not aware of any pending litigation or proceeding involving any person who is or was a director, officer, employee or other agent of the registrant or is or was serving at the registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the registrant is not aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

  Underwriting Agreement

        The underwriting agreement provides for indemnification by the underwriters of the registrant and its officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

        During the registrant's last three fiscal years, the registrant issued unregistered securities to a limited number of purchasers as described below:

          (1)   The registrant issued and sold an aggregate of 2,131,285 shares of Series A Preferred Stock for aggregate consideration of approximately $75 million. The securities were sold pursuant to the Recapitalization Agreement, dated September 9, 2004. The closing of the transaction occurred on September 28, 2004. The investors in this financing were Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership, Highland Entrepreneurs' Fund VI Limited Partnership, Oak Investment Partners XI, Limited Partnership, Steamboat Ventures, LLC and Steamboat Ventures Manager, LLC. The registrant issued these securities in a transaction exempt from registration under Section 4(2) of the Securities Act.

        In the transaction described above the recipients of the securities represented that they were accredited investors and that their intentions were to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

          (2)   During the registrants last three fiscal years, the registrant made stock option grants to employees under its 2000 Stock Plan and 2004 Stock Plan covering an aggregate of 559,636 shares of common stock, at a weighted average exercise price of $9.69 per share. None of these options were canceled without being exercised. The registrant issued these stock options in transactions exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder.

          (3)   During the registrants last three fiscal years, the registrant issued an aggregate of 318,263 shares of common stock, no par value, upon exercise of stock options for aggregate consideration of $0.1 million. The registrant issued these stock options in transactions exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder.

        In each transaction described above that was exempt under Rule 701 promulgated under the Securities Act, the recipients of the securities were either employees, directors or officers of the registrant. In addition, the amounts of securities issued at any time conformed to the limits of Rules 701(d) of the Securities Act.

          (4)   On February 22, 2002 the registrant issued and sold 40,000 shares of common stock to Alexis Brown, one of the registrant's employees, for aggregate consideration of $25.00. The registrant issued these securities in a transaction exempt from registration under Section 4(2) of the Securities Act.

          (5)   On February 22, 2002 the registrant issued and sold 80,000 shares of common stock to Stephen Szu-chien Chang, one of the registrant's employees, for aggregate consideration of $50.00. The registrant issued these securities in a transaction exempt from registration under Section 4(2) of the Securities Act.

        In each transaction described above that was exempt from registration under Section 4(2) of the Securities Act, the recipients of the securities represented that their intentions were to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitations or advertising.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits. See Index of Exhibits.

  (b)
  Schedules. The required schedules are set forth in Part I of this registration statement.

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on this 17th day of February, 2005.

FASTCLICK, INC.

By:	/s/ KURT A. JOHNSON Kurt A. Johnson President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ KURT A. JOHNSON Kurt A. Johnson	President, Chief Executive Officer (Principal Executive Officer) and Director	February 17, 2005
* Fred J. Krupica	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 17, 2005
* Robert J. Davis	Director	February 17, 2005
* Daniel J. Nova	Director	February 17, 2005
* Fredric W. Harman	Director	February 17, 2005
*By:	/s/ KURT A. JOHNSON Kurt A. Johnson Attorney-in-fact

INDEX OF EXHIBITS

        The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description
*1.1	Form of Underwriting Agreement.
**3.1	Amended and Restated Articles of Incorporation of Fastclick, Inc., as filed with the Secretary of State of the State of California on September 24, 2004, as amended.
3.2
Certificate of Amendment of Amended and Restated Articles of Incorporation of Fastclick.com, Inc. as filed with the Secretary of State of California on December 20, 2004 changing the Company name to Fastclick, Inc.
*3.3	Form of Restated Certificate of Incorporation of Fastclick, Inc., to be filed upon the closing of the offering to which this Registration Statement relates.
**3.4	Amended and Restated Bylaws of Fastclick, Inc.
*3.5	Form of Amended and Restated Bylaws of Fastclick, Inc., to be effective upon the closing of the offering to which this Registration Statement relates.
4.1	Investors' Rights Agreement dated September 27, 2004.
4.2	Amended and Restated Offer to Purchase for Cash Shares of Common Stock of Fastclick, Inc. dated September 9, 2004.
*4.3	Form of common stock certificate.
*5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP.
10.1	Recapitalization Agreement by and among Fastclick, Inc., the Purchasers named therein and Jeff Pryor and David R. Gross dated September 9, 2004.
10.2	Key Employee Agreement effective as of January 1, 2005 by and between Fastclick, Inc. and Kurt A. Johnson.
10.3	Key Employee Agreement dated August 1, 2004 by and between Fastclick, Inc. and Fred Krupica.
10.4	Key Employee Agreement dated February 11, 2004 by and between Fastclick, Inc. and James Aviani.
10.5	Key Employee Agreement dated December 1, 2004 by and between Fastclick, Inc. and Michael S. Hughes.
*10.6	2005 Equity Incentive Plan.
**10.7	2004 Stock Incentive Plan.
**10.8	Amended and Restated 2000 Stock Incentive Plan.
**10.9	Sublease dated November 25, 2002 by and between Fastclick, Inc. and Openwave Systems, Inc.
**10.10	Lease Agreement dated April 21, 2004 by and between Fastclick, Inc. and Citi Corp.
*10.11	Form of Director and Officer Indemnification Agreement.
10.12	Summary of Bonus Plan adopted February 2, 2005.
23.1	Consent of Ernst and Young LLP.
*23.3	Consent of Sheppard, Mullin, Richter & Hampton LLP, counsel to the registrant (included in 5.1).
**24.1	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Fastclick, Inc.
Company Information
Summary Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants in 2004
Aggregated Option Exercises in 2004 and Year-End Option Values
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Fastclick, Inc. INDEX TO FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FASTCLICK, INC. BALANCE SHEETS
FASTCLICK, INC. STATEMENTS OF INCOME
FASTCLICK, INC. STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FASTCLICK, INC. STATEMENTS OF CASH FLOWS
FASTCLICK, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX OF EXHIBITS